SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-22672
AURIZON MINES LTD.
(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 900, 510 Burrard Street, Vancouver, British Columbia V6C 3A8
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered or to be registered pursuant to Section 12(g) of the Act: **Common Stock, Without Par Value**
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **NONE**

Indicate the number of outstanding shares of each of the issuer's classes of capital or Common Stock as of the close of the period covered by the annual report:

Common Stock, Without Par Value   **63,002,937**
(Title of Class)   **(Number of Outstanding Shares of Common Stock)**

Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X_   No___

Indicate by check mark which financial statement item the Company has elected to follow.
Item 17 _X__ Item 18 ____

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not Applicable

TABLE OF CONTENTS

EXPLANATORY NOTES

In this annual report, the terms "Company", "us", "we" and "Aurizon" mean Aurizon Mines Ltd., its predecessors and subsidiaries.

Certain terms used herein are defined in the Glossary of Mining Terms and Definitions found at page 50 of this annual report.

In this annual report, unless otherwise indicated or unless the context otherwise requires, all dollar amounts are expressed in Canadian dollars and all references to "US$" are to U.S. dollars.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this annual report on Form 20-F under the captions "Item 3: Risk Factors", "Item 4: Information on the Company - Business Overview", "Item 5: Operating and Financial Review and Prospects" and "Item 11: Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this annual report and the documents incorporated herein by reference constitute "forward-looking statements" within the meaning of the U.S. federal securities laws. Some forward-looking statements may be identified by such terms as "believes", "anticipates", "intends" or "expects". These forward-looking statements are based on the Company's current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the "Commission"), which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; actual mineral reserves being lower than those estimated; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; and foreign exchange and currency fluctuations. Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1: **IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS**

Not applicable.

ITEM 2: **OFFER STATISTICS AND EXPECTED TIMETABLE**

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein. The selected financial data set forth below for the five years ended December 31, 2002 are derived from audited financial statements, and are stated in Canadian dollars. (On December 31, 2002, the noon buying rate as quoted by the Federal Reserve Bank of New York was 0.666 Canadian dollars per one US$.) The selected financial data have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of measurement differences between Canadian GAAP and U.S. GAAP is contained in Note15 to the consolidated financial statements. The following table should be read in conjunction with "Item 5: Operating and Financial Review and Prospects", and the consolidated financial statements and related notes included herein in Item 8.

Financial Information for the Last Eight Quarters Prepared in Accordance with Canadian GAAP

Quarter Ended

	Dec. 31 2002 $	Sept. 30 2002 $	June 30 2002 $	March 31 2002 $	Dec. 31 2001 $	Sept. 30 2001 $	June 30 2001 $	March 31 2001 $
				(in thousands, except per share amounts)				
Revenues	4,317	4,029	4,243	4,440	4,228	3,554	3,363	3,428
Net Income (Loss)	(796)	(627)	(1,058)	(288)	(3,245)	(163)	(1,390)	(1,273)
Net Income (Loss) per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.08)	0.00	(0.04)	(0.03)

Financial Data Prepared in Accordance With Canadian GAAP

Fiscal Years Ended December 31,

	2002 $	2001 $	2000 $	1999 $	1998 $
			(in thousands, except per share amounts)		
Revenue	16,373	13,881	24,032	27,772	24,909
Interest and Other Income	656	692	377	108	331
Net Earnings (Loss) for the Year					
Total	(2,769)	(6,072)	(8,377)	3,113	455
Per Common Share	(0.05)	(0.16)	(0.22)	0.08	0.01
Per Common Share Diluted	(0.05)	(0.16)	(0.22)	0.06	0.01
Total Assets	42,665	29,357	35,554	44,972	41,131
Long-Term Debt	-	4,204	-	3,552	3,304
Capital Stock	83,196	62,850	62,334	62,226	62,224
Convertible Debentures – Equity	6,518	6,518	6,518	6,518	6,518
Net Assets	36,136	18,659	24,115	32,384	29,269

During the past five years, the Company has neither paid nor declared dividends on its shares of Common Stock.

| | Fiscal Years Ended December 31, **Financial Data Prepared in Accordance With U.S. GAAP** | | | | |
	2002 $	2001 $	2000 $	1999 $	1998 $
	(in thousands, except per share amounts)				
Revenue	16,306	14,458	25,805	27,772	24,909
Interest and Other Income	656	692	377	108	331
Net Earnings (Loss) for the Year					
Total	(2,990)	(4,130)	(5,450)	(4,095)	(2,742)
Per Common Share	(0.06)	(0.11)	(0.14)	(0.11)	(0.07)
Per Common Share Diluted	(0.06)	(0.11)	(0.14)	(0.11)	(0.07)
Total Assets	33,564	20,256	25,387	31,049	34,389
Long -Term Debt	6,962	11,108	6,847	10,341	10,035
Net Assets	17,577	321	3,836	9,178	13,270
Capital Stock	83,196	62,850	62,334	62,226	62,224

Exchange Rate Data

The following table sets out the high and low exchange rates for each month during the previous six months, expressed as one Canadian dollar per US$, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. As of May 13, 2003, the inverse of the noon buying rate as quoted by the Federal Reserve Bank of New York was CDN$1.00 equals US$0.7195.

| | 2002 | | 2003 | | | |
	November	December	January	February	March	April
High for Period	0.6439	0.6460	0.6570	0.6720	0.6821	0.6975
Low for Period	0.6288	0.6329	0.6349	0.6529	0.6754	0.6737

The following table sets forth the average rates of exchange in effect on the last day of the month in each of the last five years for the Canadian dollar, expressed as set forth above.

| | For the Years Ended December 31, | | | | |
	1998	1999	2000	2001	2002
Average	0.6714	0.6744	0.6725	0.6444	0.6368

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons For The Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Aurizon's operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon's financial performance.

Ability to Continue Operations

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow. Production based on current mineral reserves is expected to continue for approximately three years, although this is an estimated figure that may be subject to change. Additional production and, in turn, the results of the Company, will be dependent on the results of future exploration and development programs and its ability to discover new mineral reserves. On December 23, 2002, the Company completed an equity financing totaling $8 million that will be used to fund an underground exploration program at the Company's Casa Berardi property and for working capital purposes. Management estimates that this financing, together with anticipated cash flow from the Sleeping Giant Mine, will provide sufficient working capital to meet its planned operating and capital expenditures for the 2003 fiscal year, but cannot provide any assurance that these sources will adequately fund its capital and operational requirements or that alternative financing will be available, if required. Please refer to "Item 11: Quantitative and Qualitative Disclosures about Market Risk".

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand.

The volatility of gold prices is illustrated by the following table of the high, average and low gold prices per ounce on the London Metals Exchange bullion market. (Source of Data - Gold Fields Mineral Services Ltd. and the London Bullion Market Association (LBMA))

Year	High	Average	Low
	U.S.$	U.S.$	U.S.$
1993	$408	$360	$326
1994	$396	$384	$370
1995	$396	$384	$372
1996	$415	$388	$367
1997	$362	$331	$283
1998	$313	$294	$273
1999	$325	$279	$253
2000	$313	$264	$279
2001	$293	$271	$256
2002	$349	$310	$278

On May 13, 2003, the afternoon fixing for gold on the London Metals Exchange was US$350 per ounce. Gold prices on the London Metals Exchange are regularly published in most major financial publications and many nationally recognized newspapers. There can be no assurance that the price of gold will be such that the Company's properties can be mined at a profit.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Any payments made with regards to such liabilities may have a material adverse effect on Aurizon's financial position. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. In addition, the Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities that exceed policy limits. In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves

Although the Company has carefully prepared the mineral reserves figures included herein and believes that the method of estimating mineral reserves has been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated gold will be produced. In addition, mineral reserve grades, mill recoveries and tonnage actually realized by the Company may differ from estimates.

The Company's mineral reserves consist of the estimated quantities of mineralized material which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods. Only that material estimated to contain mineral values in excess of cutoff grades required to cover the cost of estimated mining operations is included.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and deletions resulting from new geological information and interpretation, and from changes in operating costs and metal prices. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Short-term factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or differing grades, may impair the profitability of a mine in any particular accounting period.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company's programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Exploration Programs; Financing

There are mineral reserves on Aurizon's Sleeping Giant and Casa Berardi properties, but Aurizon may carry out further exploration on these properties with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk. It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves. If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off. If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production. In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means. There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all. The inability of the Company to obtain necessary financing could have a material adverse effect on the Company's ability to explore and develop its properties.

Government Permits

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company. The duration and success of permitting efforts are contingent upon many variables not within the Company's control. Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Regulations and Mining Law

The Company's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health and safety, solid and hazardous waste handling and disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances, air and water quality and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future. The Company believes that it is currently in substantial compliance with environmental laws and regulations. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements. Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from the Company's operations, could require the Company to modify or curtail its operations or could result in substantial costs and liabilities.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.

All of the Company's operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site restoration costs is charged to earnings (loss) over the lives of the mines on a unit-of-production basis and in the case where the Company has assumed an obligation, the liability is recorded at its estimated value. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company's estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Aurizon has not obtained title reports with respect to certain of its mineral properties and such properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

Market Risk

Foreign Exchange and Currency Fluctuations

Currency fluctuations may affect the cash flow which the Company will realize from its operations since its products are sold in world markets in United States dollars and a significant portion of the Company's operating costs are incurred primarily in Canadian dollars. Although the Company has hedging programs in place to reduce certain risks associated with foreign exchange exposure, there can be no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations. Please refer to "Item 11: Quantitative and Qualitative Disclosures about Market Risk".

Price Volatility

The Company regularly enters into commodity contracts to mitigate the risk associated with price volatility of the commodities. The Company enters into contracts to provide a minimum price for anticipated future gold production, primarily through the use of option and spot deferred contracts for gold.

Realization under the hedge contracts is dependent upon the ability of the counterparties to perform in accordance with the terms of the contracts; however, the Company's credit risk is limited to unrealized gains existing at any time. The Company attempts to minimize its credit exposure by spreading its exposure among several counterparties.

Competition to Acquire Gold Mining Properties

Significant and increasing competition exists for the limited number of opportunities to acquire gold mining properties in Canada, the U.S. and elsewhere. As a result of this competition, some of which is with large established mining companies having substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable.

Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon. The directors and officers intend, however, to allocate these to such companies on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. Although such persons have been advised of their fiduciary duties to Aurizon, there exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies could detract from their efforts on behalf of Aurizon.

<u>Dependence on Key Personnel</u>

Aurizon's President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company. David P. Hall is a Chartered Accountant who has been a Director and Officer of Aurizon since its incorporation in 1988. Ian S. Walton is also a Chartered Accountant who has been an Officer of Aurizon since its incorporation in 1988 and a Director since 1993. We depend on key personnel and cannot assure you that we will be able to retain such personnel. Our failure to retain such key personnel could have a material adverse effect on our business and financial condition.

<u>Enforceability of Certain Civil Liabilities</u>

Aurizon is incorporated under the *British Columbia Company Act* (the "BCCA") and all of its assets are located outside the United States. All of Aurizon's directors and officers reside outside the United States, and most of their assets are located outside the United States. Therefore, it may be difficult for U.S. investors to sue Aurizon or its directors, officers, controlling persons, accountants or attorneys. If a lawsuit is successful, it may be difficult to collect any money awarded.

ITEM 4:   **INFORMATION ON THE COMPANY**

A.   **History and Development of the Company**

Aurizon was incorporated on April 8, 1988 under the name 343318 B.C. Ltd., by filing a memorandum and articles with the Registrar of Companies under the BCCA. On August 10, 1988, Aurizon's name was changed to "Aurizon Mines Ltd." in its English form and "Mines Aurizon Ltee." in its French form. Pursuant to a statutory arrangement (the "Arrangement") carried out under section 276 of the BCCA, Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. ("D'Or Val") and Perron Gold Mines Ltd. ("Perron"), effective as at August 24, 1988. Under the Arrangement, shareholders of D'Or Val received 0.4167 shares of Common Stock of Aurizon for each share of D'Or Val held, and shareholders of Perron received 0.5 shares of Common Stock of Aurizon for each share held. D'Or Val and Perron were both reporting companies under applicable Canadian securities laws at the time of the Arrangement. The shares of D'Or Val were listed for trading on the Toronto, Montreal and Vancouver Stock Exchanges, and the shares of Perron were listed for trading on the Montreal and Vancouver Stock Exchanges. Pursuant to the Arrangement, D'Or Val and Perron were amalgamated as "Amalgamated D'Or Val Perron Mines Ltd." immediately prior to the transfer of their assets to Aurizon, and the amalgamated company was then dissolved without winding up under the court order giving effect to the Arrangement.

Divestitures by Aurizon within the last three years include the sale in May, 2001, of its Beaufor Mine and Perron Property for proceeds of $1,660,000 and a gold-indexed royalty on future production. Aurizon also sold the Beacon Mill, an idle mill facility, in November, 2001 for $100,000 after recovering $620,000 worth of gold from the circuits.

During the past three years, the Company's major capital and exploration spending programs have occurred at the Casa Berardi and Sleeping Giant mines. At Casa Berardi, the Company has invested $7.1 million during this period, while at the Sleeping Giant Mine, $6.6 million has been invested in exploration, development and capital expenditures. These programs were financed from 2000 opening cash balances, positive operating cash flow generated in 2000 and 2002, and from three equity financings completed in 2002 totaling $20 million.

The head office and principal office address of Aurizon is located at Suite 900 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone (604) 687-6600.

B.   Business Overview

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the gold producing Abitibi region of north-western Québec. There is no seasonality to the Company's gold mining business. Aurizon owns 50% of the Sleeping Giant Mine and owns 100% of the Casa Berardi Property, all of which are located in the Abitibi region. On May 1, 2001, Aurizon completed the sale of its 50% joint venture interest in the Beaufor Mine and Perron property to Richmont Mines Inc. for proceeds of $1,660,000 and a gold-indexed royalty on future production. See "Item 4: Information on the Company, D. Property, Plants and Equipment – Beaufor Mine".

Aurizon's properties are at various stages of exploration and development. Mineral reserves have been estimated for the Sleeping Giant Mine, which is in production, and the Casa Berardi property, upon which an internal feasibility study has been completed.   A detailed description of each of these properties is found under "Property, Plants and Equipment" in "Item 4, Information on the Company".

All revenue during the past three years has been from operations at the Sleeping Giant and Beaufor mines, with the exception of gold recoveries from idle mill facilities.

Interests in properties other than those described in Item 4 below have, at various times, been acquired; however, projects where exploration programs did not produce encouraging results have been abandoned and the associated costs written off.   A description of the Company's properties and its operations at such properties is found under the heading "Property, Plants and Equipment" in Item 4 herein. Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Gold dore bars that may be produced by the Company's mining operations are being and will continue to be refined by commercial refineries and the gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale. The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners.

Because of the large number of available gold purchasers, the Company believes that it is not dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

A statement regarding the Company's competitive position is disclosed in "Item 3: Key Information", under "Competition to Acquire Gold Mining Properties" of the section titled "Risk Factors".

A description of the material effects of government regulations on the Company's business is disclosed in "Item 3: Key Information", under "Government Permits" and "Regulations and Mining Law" in the section titled "Risk Factors".

Aurizon intends to continue to grow through the development of its current mineral properties. Aurizon has experienced technical personnel in Val d'Or, Québec. Exploration activities are conducted directly by Aurizon's staff or by persons specifically engaged for a particular activity. Subcontractors, under the supervision of Aurizon's geologists, are usually engaged to carry out the more involved stages of Aurizon's exploration programs on potential prospects, such as drilling.

C. Organizational Structure

The following chart sets out Aurizon's corporate structure and the mineral properties owned.

Organizational Chart of Aurizon Mines Ltd.



Aurizon Mines Ltd.
Matagami Lake
Central Asia Goldfields
See Note 1
Cambior Inc.
50%
JV Operator
50%
JV Operator
Share 50% of
exploration costs
50%
100%
Sleeping Giant
Mine
Dormex
Property
Casa Berardi
Project

Note 1: Net Profit Interest's (NPI) are payable to the following companies, however, no payments are expected in the foreseeable future due to the significant costs accumulated in both of the respective royalty accounts:
Matagami Lake Exploration Ltd.: 15% NPI on the greater part of the Sleeping Giant Mine property.
Central Asia Goldfields Corporation: 2% royalty on Gross Operating Income.

D. Property, Plants and Equipment

Sleeping Giant and Dormex Properties, Québec

Sleeping Giant Mine

The Sleeping Giant Mine recommenced commercial operations in July, 1993 and has produced 568,945 ounces of gold from July, 1993 to December 31, 2002.

Location and Ownership

The Sleeping Giant Mine is an underground mine which is located 80 kilometers north of the town of Amos in north-western Quebec. Highway 109, which connects Amos and Mattagami, runs through the property. The property covers an area of 2,596 hectares comprising three mining leases and 63 mineral claims.

The Company owns a 50% interest (subject to certain royalty interests described below) in the Sleeping Giant Mine, related mill facilities and property pursuant to an agreement (the "Cambior Agreement") with Cambior Inc. ("Cambior"), and Cambior owns the remaining 50% interest. Title to the Sleeping Giant Mine property is subject to a 2% royalty on gross operating earnings held by Central Asia Goldfields Corporation ("Central Asia") and a 15% net profit interest held by Mattagami Lake Exploration Ltd. ("Mattagami") on the greater part of the Sleeping Giant Mine property. Royalty payments are not expected in the foreseeable future due to the significant costs accumulated in the royalty accounts.

During 1998, the Company issued convertible debentures secured by its 50% interest in the Sleeping Giant Mine.

Cambior is the operator of the Sleeping Giant Mine Property pursuant to the terms of the Cambior Agreement.

History and Feasibility Study

Initial exploration on the Sleeping Giant property was conducted by Mattagami in 1976. In 1983, Perron, a predecessor company of Aurizon, optioned the property from Mattagami and, in 1985, owned a 100% interest in the property, subject to a 15% net profits interest, by incurring exploration expenditures of $2 million and making a cash payment of $500,000 to Mattagami. (See "History and Development of the Company" under Item 4, "Information on the Company".) Between 1984 and 1987, sufficient mineral reserves had been outlined to begin development work. Commercial production began in 1988, however reserve depletion resulted in a shutdown of operations in 1991.

On June 26, 1990, the Company signed an agreement with Cambior whereby Cambior acquired a 50% interest in the Sleeping Giant Mine by incurring total exploration and development expenditures of $12 million; and a 50% interest in property surrounding the minesite referred to as the "Dormex Property," subject to incurring expenditures of $1.5 million by July, 1994.

An exploration and development program funded by Cambior during 1991-1993 led to the delineation of additional mineral reserves and to Cambior's acquisition of a 50% interest in the property. Cambior completed a feasibility study in July, 1992. During pre-production, Cambior refurbished the mill and completed drift development, stope preparation and purchased new underground equipment, necessary for the resumption of mining. Commercial operations re-commenced in July, 1993.

Geology

Gold mineralization at Sleeping Giant occurs with sulfides in quartz veins, which cut a series of volcanic and intrusive rocks within the Abitibi Belt. Unlike most large gold deposits in the Abitibi Belt, the Sleeping Giant ore body is not within a major shear zone.

The mine contains two major sets of veins located on either side of a dacite intrusive. The gold veins differ significantly in orientation and dimension with respect to their position relative to the intrusive. To the north of the intrusive, the veins are oriented east-west and dip sharply (65° - 75°) to the south. The veins are continuous over 700 metres vertically and 300 metres horizontally. The vein systems to the south of the intrusive are more complex and are composed of four groups of veins. The best structure to the south is Zone 8, which now has been extended over 500 metres vertically and 500 metres horizontally. These veins show a progressive change in orientation and tend to be less continuous than the veins on the north side of the intrusive.

The veins north of the intrusive dip 65° to 75° south, and average about 30 to 50 cm in thickness while the veins south of the intrusive average 15-20 cm in thickness and dip about 35° to 55°. The veins are composed primarily of quartz, with an average of 25% pyrite and pyrrhotite, plus minor chalcopyrite and sphalerite. Vein material commonly carries more than 100 grams/tonne gold, but because of dilution by near-barren wallrock, ore averages about 11 grams/tonne.

Mining of the Deposit

The mine operates on a 5 days per week schedule while the mill operates on a 4 - 5 days per week basis. Access to the Sleeping Giant mine is by the No. 2 shaft (857 metres depth). To date, 14 levels on 60 metre intervals have been developed from the shaft into the ore zones. The No. 1 shaft (281 metres depth) was the original exploration shaft for the Sleeping Giant mine, however it is now used only as a ventilation raise.

Given the ore's physical characteristics, shrinkage stoping has historically been used for mining operations; however, long-hole stoping has been applied in certain sectors of the ore body in order to improve overall productivity. Room and pillar mining methods are also used for ore zones that dip less than 40 degrees. Shrinkage stopes are mined using handheld drills and mucking machines (rail-mounted and rubber-tired). Ore is loaded into rail cars, hauled to the ore pass and hoisted to the surface. Each ore block is developed with at least one raise, which is driven by conventional methods. Approximately twenty-five stopes are in operation in order to maintain a production schedule of approximately 160,000 tonnes annually with the balance of ore provided from drift and raise development headings. Stopes are not backfilled as ground conditions in the mine are excellent.

Approximately 250 - 275 people are employed at the mine, of which the majority are unionized hourly employees. A collective agreement covering the period from August 1, 2002 to July 31, 2007 exists between Cambior and the United Steelworkers of America. Cambior's Val d'Or office provides selected administrative and technical services.

Mine Infrastructure

The Sleeping Giant property includes a mill, head-frame, pumping station, electrical substation, tailings pond, warehouse, administration building, maintenance and electrical shops and assay lab. Hydro Québec provides electrical power.

The Sleeping Giant mill processes approximately 800-900 tonnes/day (design capacity of 900 tonnes/day) on a 4-5days per week basis. Ore is crushed in a series of cone crushers and fed to a rod mill and two ball mills. The ore is leached with cyanide in a standard carbon-in-leach (CIL) plant and gold is recovered in the electrowinning circuit.

Underground infrastructure includes maintenance areas, ore and waste passes, and a hydraulic rock breaker and grizzly located on Level 785. Loading pockets are located 27 metres below the grizzly.

Historical

Annual production (100%) at the Sleeping Giant Mine since the recommencement of operations by Cambior in July, 1993 was as follows:

| | Ore Milled | Average Millhead Grade | | Mill Recoveries | Gold Production (Ounces) | Total Cash Cost/oz |
| | | Grams of | Ounces of | | | |
	(Tonnes)	Gold/tonne	gold/ton		100%	(US$)
July 15 to Dec. 31, 1993	90,630	7.80	0.23	92.6%	22,896	206
1994	122,120	11.47	0.33	95.5%	43,003	196
1995	124,522	12.45	0.36	96.4%	48,042	197
1996	131,089	12.48	0.36	96.4%	50,683	229
1997	147,940	10.78	0.31	96.6%	49,521	264
1998	191,778	11.97	0.35	96.7%	71,362	200
1999	208,408	11.96	0.35	94.2%	75,482	211
2000	221,250	11.14	0.32	98.4%	77,961	191
2001	214,067	9.60	0.28	96.7%	63,859	236
2002	202,852	10.45	0.30	97.0%	66,136	242
Production with Cambior as operator	1,654,656	11.1	0.32	96.3	568,945	217

The following revenues and expenses were achieved by the Company at the Sleeping Giant mine on a cost per ounce of gold basis during 2002 and 2001:

	2002		2001	
	CDN$	US$	CDN$	US$
	(per oz	(per oz	(per oz	(per oz
	of gold)	of gold)	of gold)	of gold)
Revenue	487	310	428	276
Mine operating costs[1]	(380)	(242)	(365)	(236)
Depreciation and depletion	(72)	(46)	(56)	(36)
Operating Profit	35	22	7	4

[1]   The mine operating costs include management fees, but exclude exploration and corporate expenses. Exploration and development costs for 2002 totaled $2,725,499. The 2002 and 2001 operating costs have been converted into US$ at the Bank of Canada noon rates of CDN$1.5704 and CDN$1.5484 to US$1.00, respectively, the average exchange rates for 2002 and 2001.

Mineral Reserves

The following table reflects the Company's 50% interest of the fully diluted proven and probable mineral reserves at the Sleeping Giant Mine. The mineral reserves were determined by Cambior's technical personnel, using a gold price of US$325 per ounce. With respect to National Instrument 43-101 of the Canadian Securities Administrators, the "qualified persons" responsible for the mineral reserve calculations are F. Blanchet and D. Vallieres, Chief Geologist and Chief Engineer, respectively, at the Sleeping Giant Mine. Cambior is the operator of the Sleeping Giant Mine and has a 50% interest in the mine. Although the mineral reserve figures presented below and elsewhere in this document have been carefully prepared and verified and the Company believes that the method of estimating mineral reserves has been verified by mining experience, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

SLEEPING GIANT MINE
MINERAL RESERVES AS AT DECEMBER 31
(AURIZON'S 50% SHARE)

	2002				2001			
CATEGORY		GRADE		GOLD		GRADE		GOLD
	TONNES	(g/t)	(oz/ton)	(ounces)	TONNES	(g/t)	(oz/ton)	(ounces)
Proven([1])	88,500	12.6	0.37	35,900	62,500	10.70	0.31	21,500
Probable([1])	100,000	12.9	0.38	41,500	145,000	12.30	0.36	57,500
Total([2])([3])	188,500	12.8	0.37	77,400	207,500	11.90	0.35	79,000

[1]   The mineral reserves represent mine grades and do not reflect losses incurred in the recovery process. Recovery rates since 1993 have averaged 96%. High grade assays have been reduced to grades varying from 1.6 ounces/ton to 7.3 ounces/ton depending upon the particular ore structure. Based on mining experience, an allowance for mining dilution of 15% at 0 grade has been made. A cutoff grade varying from 0.25 ounces/ton to 0.27 ounces/ton, depending on the mining method, was used to estimate mineral reserves.

[2]   The summation is appropriate as the difference in assurance between proven and probable mineral reserves cannot be readily defined.

[3]   Mineral reserves were calculated by the technical personnel of the Sleeping Giant mine under the supervision of Francois Blanchet, P. Eng., Chief Geologist and Daniel Vallieres, P. Eng., Chief Engineer of the Sleeping Giant Mine using a long-term gold price of US$325 per ounce.

Exploration

More than 68,000 metres of exploration and reserve development drilling, together with nearly 1,400 metres of development drifting were completed in 2002 as part of the capital investment necessary to sustain operations. Aurizon's share of these expenditures totaled $2.7 million. These significant expenditures resulted in the discovery of new mineral reserves that replaced 95% of the gold produced in 2002. Furthermore, the average grade of the mineral reserves increased at year end by 7.5% to 12.8 grams of gold per tonne.

The exploration drill program in 2002 and early 2003 has also identified the extension of certain mineralized zones below the 785 metre level, the lowest level in the mine. A new mineral reserve calculation as of February 1, 2003, reflects a 3% increase in mineral reserves from those determined at the end of 2002.

As a result of the discovery of these extensions of the mineralized zones, a decision was made in March 2003, to deepen the current mine shaft by 200 metres to a depth of 1,060 metres. The total investment will be in the order of $7 million, of which $3.5 million is Aurizon's share. These expenditures will be incurred between the first quarter of 2003 and the third quarter of 2004. The investment also includes lateral and vertical development, the establishment of diamond drill stations to verify the potential extensions of currently known mineralized zones or new mineralized zones below level 785, as well as the purchase of equipment. Shaft deepening and development work is not expected to disturb the scheduled production rate of the Sleeping Giant mine.

The shaft deepening will permit access to 77,000 tonnes (Aurizon's 50% share – 38,500 tonnes) of probable mineral reserves at a grade of 12.2 grams of gold per tonne.

Outlook

Aurizon's share of targeted production from Sleeping Giant for 2003 is 30,500 ounces of gold at an estimated total cash cost of US$258 per ounce. The 2003 mine plan anticipates mill throughput of approximately 160,000 tonnes at an average gold grade of 12 grams per tonne.

A 56,000 metre drill program to test the depth extensions of the mineralized zones and other high potential sectors of the mine, in order to increase mineral reserves and resources, is scheduled in 2003.

Dormex Project

The Company owns a 50% interest in the Dormex Project, comprising 101 mineral claims, that surrounds the Sleeping Giant Mine. Cambior Inc. owns the remaining 50% interest in the Project. All costs relating to the Dormex property are shared on a 50/50 basis.

There has not been any significant exploration activity on the Dormex Project since the completion of a limited exploration program in 1996. The property is without known mineral reserves and all programs to date have been of an exploratory nature only.

During 2001, the Company wrote down its investment in the Dormex property from $1,073,817 to nil.

Beaufor Property, Québec

Location and Ownership

The Beaufor Mine, situated 16 kilometers east of Val d'Or, Quebec, is comprised of 12 mineral claims, one mining lease and one mining concession with a combined area of approximately 92 acres in Pascalis and Senneville Townships. Access to the property is by a gravel road, which connects to highway 117.

On April 5, 2001, Aurizon entered into an agreement with Richmont Mines Inc. ("Richmont"), whereby Richmont acquired Aurizon's 50% interest in the Beaufor Mine and Aurizon's 100% interest in the adjacent Perron Property. The sale was completed on May 1, 2001. Consideration comprised a cash payment of $1,660,000 and a gold-indexed royalty on future production from the Beaufor Mine and Perron Property, payable as follows:

(1) on the first 220,000 ounces of production, Aurizon will receive royalty payments of $5 per ounce on 50% of the ounces produced (i.e. 110,000 ounces) if the prevailing gold price per ounce is between US$280 and US$300. If the prevailing gold price is US$300 per ounce or higher, the royalty increases to $12.50 per ounce;

(2) on future production in excess of 220,000 ounces from the Beaufor Mine, Aurizon will receive a royalty which escalates from $17 per ounce at a gold price of US$300 per ounce to a maximum of $30 per ounce at gold prices in excess of US$500 per ounce, on 50% of the ounces produced. This royalty will also be payable on 100% of any future production from the Perron Property.

The Beaufor Mine was held under a 50/50 joint venture with Louvem Mines Inc., a publicly-held company whose shares trade on the TSX Venture Exchange.

Operations at the Beaufor Mine were suspended on August 24, 2000 due to concerns about the stability of the surface and shaft pillars. Richmont performed the necessary work to secure the Mine in 2001 and, after receiving the necessary approvals, resumed commercial production in January, 2002. Richmont expects to produce approximately 56,000 ounces of gold from the Beaufor Mine in 2003. Richmont has estimated Beaufor's proven and probable mineral reserves at December 31, 2002, to approximate 1,116,000 tons of ore grading 0.22 ounces of gold per ton, or 246,000 ounces of gold.

Casa Berardi Property

Location and Ownership

The Casa Berardi Property extends across six townships from northeastern Ontario into northwestern Quebec. The property is approximately 37 kilometers long in an east-west direction and averages about 3.5 kilometers in width, covering a surface area of almost 13,000 hectares. The property is located 95 kilometers north of La Sarre, Quebec. Access to the property is by gravel road, which connects to highway 393.

During 1998, the Company acquired a 100% interest (subject to a royalty interest described below) in the Casa Berardi property which comprises 812 mineral claims, two mining leases and all of the existing infrastructure. The Company paid $2 million and agreed to pay an additional $4 million on the earlier of August 27, 2001 or at the start of commercial production, and a 2% to 4% gold indexed net smelter royalty, to a maximum of $10 million. In addition, the Company assumed a liability for reclamation work, estimated at $1,555,000.

On July 5, 2001, the Company entered into an agreement to defer the outstanding payment of $4 million related to the acquisition of the Casa Berardi property for two years until August, 2003. In consideration, Aurizon issued one million (1,000,000) common shares and issued an additional 960,153 common shares in payment of interest at 10% per annum on the outstanding payment, which was secured by a lien on the buildings, machinery and equipment at Casa Berardi. See Exhibit 4.1, the Debt Deferral Agreement.

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired TVX Gold Inc.'s residual interest in the Casa Berardi property, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million.. As a result, Aurizon now owns a 100% unencumbered interest in Casa Berardi.

The two mining leases were issued by the Quebec Ministry of Natural Resources. Mining lease 768 covers 367 hectares and expires on April 28, 2008 and mining lease 833 covers 84 hectares and expires in 2015. Taxes for the mining leases approximate $18,000 per year.

History

Previous production at the Casa Berardi underground mine began at the East mine in September 1988 and at the West mine in April 1990. Mining operations were performed from ramps accessing the upper part of the deposits at the East and West mines, from which a total of 3.7 million tonnes, at an average gold grade of 6.7 grams per tonne, were extracted between 1988 and 1997 to produce 688,000 ounces of gold. The gold distribution at Casa Berardi is approximately 6,200 ounces per vertical metre, which compares very favourably with major gold mines in the Abitibi belt. The mine closed in the spring of 1997 and the Company acquired the mine in August 1998.

Exploration and Internal Feasibility Study

The Company conducted an extensive exploration program (76,500 metres of diamond drilling) at the West mine area from October, 1998 to August 1999. In early 2000, the Company, with the assistance of several independent consultants, completed an economic evaluation of the West Mine area measured and indicated resources in a report titled "Feasibility Study, Casa Berardi Project", dated March 15, 2000. This evaluation established mineral reserves as follows:

CASA BERARDI MINE – MINERAL RESERVES ([1])

December 31, 2002

CATEGORY	TONNES	GRADE		GOLD
		(g/t)	(oz/ton)	(ounces)
Proven	1,493,000	5.6	0.16	271,500
Probable	5,441,000	7.0	0.20	1,234,000
Total([2])	6,934,000	6.7	0.20	1,505,500

[1]   Mineral reserves were calculated by Mahmood Hasan, M.Sc. Econ. Geol., Geologist, Casa Berardi a "qualified person" under National Instrument 43-101 of the Canadian Securities Administrators and audited by Dessau-Soprin Inc. using a long-term gold price of US$305 per ounce.

[2]   The summation is appropriate as the difference in assurance between proven and probable mineral reserves cannot be readily defined.

The feasibility study indicated that the estimated cash operating costs would average $41 per tonne for an estimated total cash cost of US$145 per ounce over the initial anticipated mine life of 7.5 years. At the base case scenario, which envisaged a gold price of US$305 per ounce and an exchange rate of CDN$1.45 equals US$1.00, the internal rate of return before income taxes and finance charges was estimated to be 16.8% with a payback period of 4.2 years. The study envisaged annual gold production of over 200,000 ounces by the second full year of commercial production. Pre-production costs over an approximate 30 month development period were estimated to total $121 million (US$80 million).

Considering the volume and depth of the mineral reserves below surface, the study included the cost of sinking a 1,031 metre vertical shaft capable of sustaining a daily ore production of up to 4,500 tonnes. Related infrastructure, such as ore and waste pass systems, ramps and lateral development, were designed to ensure optimal efficiency, minimum operating costs and, to accommodate a mine life beyond that initially established.

The West Mine operation would be designed to sustain a daily ore production of 3,920 tonnes, 5 days a week, while the mill would operate at a daily rate of 2,800 tonnes, 345 days per year. The selected mining method was "Sequential Long Hole Blasting" of stopes followed by cement paste backfill of the open stopes, with the secondary stopes being mined once the primary stopes are back-filled. This mining method, complemented by additional ground support, is expected to provide full control of stopes in areas of poor ground conditions. Based on the results of rock mechanics studies, the stope size would be limited to a 15 metre length along the longitudinal axis of the deposit by a 20 metre to 25 metre height and the width of the stopes would be determined by the number of blocks along the thickness of the orebody, which in the case of the 113 and Lower Inter Zones averages 9 metres and 20 metres, respectively.

In early 2003, Aurizon commenced an underground exploration program at Casa Berardi to provide underground access to zone 113 in order to increase the confidence level on the continuity of that zone and extract a bulk sample. Zone 113, which extends from 400 metres to 1000 metres below surface, was discovered by Aurizon in 1999. Previously reported probable mineral reserves of zone 113 are estimated at 984,000 ounces of gold at an average grade of 7.4 grams per tonne. Previously reported total proven and probable mineral reserves at the West Mine total 1.5 million ounces of gold at an average grade of 6.7 grams per tonne.

The program will include deepening the present ramp at the West Mine area to the 500 metre level, drifting approximately 450 metres east to access the 113 zone on the 550 metre level, drifting along zone 113, definition drilling and the extraction of a bulk sample. The total program is estimated to cost approximately $17 million over a nineteen-month period.

Property, Plant and Equipment

The Company acquired all of the existing Casa Berardi infrastructure, including a 2,200 tonnes per day mill, hoist, headframe and underground mining equipment. The surface infrastructure consists of a crusher building, mill building and a services and administrative building. The acquisition also included a fleet of mobile equipment. Most of the equipment is approximately 12 years old and is in good working order. The Company has selectively disposed of equipment not required for future operations.

Processing of the ore would be performed at the existing facilities, which contain a standard cyanidation carbon-in-leach circuit. Metallurgical testwork indicates that the addition of a gravity separation circuit could achieve gold recoveries of 92%. With minor modifications, the existing mill would operate at 2,800 tonnes per day, for an annual production of 966,000 tonnes at a grade averaging 6.7 grams per tonne, resulting in annual production of approximately 200,000 ounces.

All exploration permits and authorization certificates issued to the previous operators were transferred into Aurizon's name following acquisition of the project. Modified permits have been received allowing the extraction of 3,920 tonnes per day from the West Mine and the operating of the mill at 2,800 tonnes per day, in accordance with the feasibility study.

Douay and Douay West Properties, Quebec

The Company terminated its option to earn a 50% interest in the Douay and Douay West properties in 2000 and recorded a write-off of the mineral properties and related fixed assets respectively of $3,438,736 and $1,919,292.

ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the consolidated financial statements which form part of this annual report and on which the following discussion is based.

A.   OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

Higher realized gold prices, stable gold production, and lower care and maintenance costs improved Aurizon's 2002 financial results compared to the prior year. For 2002, Aurizon incurred a net loss of $2.8 million or 5 cents per share, compared to a net loss of $6.1 million or 16 cents per share in 2001. The 2001 results included a $1.1 million non-cash charge against the carrying value of certain mining assets.

Total gold production increased to 33,000 ounces in 2002, compared to 31,900 ounces produced in 2001. Total cash costs at Sleeping Giant increased to US$242 per ounce compared to US$236 per ounce in 2001, primarily due to lower tonnes processed and higher mining costs associated with a new ore zone.

Revenue from mining operations in 2002 was $16.4 million, compared to $13.9 million in 2001. The average gold price realized from gold sales in 2002 was US$310 per ounce, 12% higher than the US$276 per ounce achieved in 2001. Continued weakness in the Canadian dollar in 2002 allowed Aurizon to realize a Canadian dollar gold price of $487 per ounce, compared with $428 per ounce in 2001.

Revenue

Higher realized gold prices together with a modest increase in gold production in 2002 resulted in an 18% increase in revenue from mining operations compared to 2001. Revenue from mining operations in 2002 was $16.4 million compared to $13.9 million in 2001. The average gold price realized in 2002 was US$310 per ounce, matching the average London afternoon fixing, higher than the US$276 per ounce achieved in 2001. During 2002, Aurizon's foreign currency contracts were settled at rates that matched the yearly average exchange rate of 1.57, resulting in Aurizon realizing a Canadian dollar gold price of $487 per ounce. This compares favourably with Canadian dollar realized gold prices per ounce of $428 in 2001.

Aurizon's ability to generate mine operating profits from its current operations is related, in part, to the market price of gold. Gold trades on the global commodity exchanges and its price is affected by numerous factors beyond the control of Aurizon. With expectations of higher gold prices in 2002, a significantly reduced hedging program contributed revenue of $22,000 in 2002, down from $256,000 in 2001. At December 31, 2002 Aurizon had less than one month's production hedged.

The average London gold price rose 14% in 2002 to US$310 per ounce compared to the prior year's US$271 per ounce, the lowest average annual price in twenty-three years. Current prices are still significantly below historical gold prices, which had averaged US$386 per ounce over the twenty-year period prior to 1999. The relatively low gold prices for the last four years appear to have been largely attributable to central bank selling, speculative short positions and a very strong U.S. dollar.

Interest, royalty and other income in 2002 totaled $656,000, compared to $692,000 in 2001. Royalty income from the Beaufor mine, which reopened under new owners in 2002, provided $350,000. Other income in 2001 includes $620,000 of gold recovered from the circuit of a mill prior to its disposition.

Expenses

Mine operating costs in 2002 increased 8% to $12.6 million from $11.7 million in 2001, due to higher unit mining costs at Sleeping Giant. Unit operating costs rose to $124 per tonne, compared to $109 per tonne in 2001, resulting in total cash costs per ounce of US$242 compared to US$236 in 2001. A 9% increase in ore grade due to higher grade ore from Zone 8, partially offset by a 5% decline in ore mined, resulted in total gold production increasing by 4% during the year compared to 2001.

Depreciation and depletion expense totaled $2.4 million in 2002, compared to $1.8 million in 2001. In aggregate, consolidated depreciation, depletion and reclamation costs per ounce totaled US$46 in 2002 compared to US$36 in the prior year. A 2% decline in mineral reserves at Sleeping Giant together with an increase in capitalized costs associated with exploration and development activities were the main contributing factors to the higher unit charges in 2002. No changes to the provision for reclamation have been necessary since 2000, when an additional provision of $120,000 was made.

Administrative and general costs have remained stable for the past two years at $1.6 million.

Care and maintenance costs decreased to $2.5 million compared to $3.1 million in 2001. The 2002 costs related solely to Casa Berardi, whereas in 2001, costs of $2.6 million were associated with Casa Berardi and additional costs of $0.5 million were incurred at Beaufor up to the date of disposition. The care and maintenance costs for Casa Berardi were expensed in 2002 and 2001 in accordance with the Company's accounting policy based upon the level and nature of activity at the property. It is anticipated that the care and maintenance costs at Casa Berardi will be capitalized in 2003 due to the significant exploration activity planned.

During 2002, exploration and property investigation costs decreased to $81,000 from $203,000 in 2001.

The write off of deferred finance costs associated with the early repayment of the Casa Berardi obligation, and interest costs on that obligation totaled $482,000 in 2002 compared to $254,000 in 2001.

As a result of the decision to sell non-core assets in 2001, the Beaufor mine was sold, resulting in a loss on sale totaling $251,000.

During 2001, Aurizon incurred aggregate non-cash charges of $1.1 million in respect of the carrying values of its non-producing mineral properties. There were no write-downs of mineral properties in 2002.

Aurizon realized a gain of $36,000 in 2002 on the disposal of surplus equipment, compared to a gain of $277,000 in 2001.

Capital tax expense for 2002 was $157,000, compared to $126,000 recorded in 2001. Income tax expense is in respect of large corporations tax and was $61,000 and $45,000 in 2002 and 2001, respectively.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

Gold production in 2001 was 31,900 ounces, compared to 56,100 ounces achieved in 2000, reflecting the disposition of the Beaufor Mine and lower grades from the Sleeping Giant Mine. The policy of expensing care and maintenance costs at non-producing projects together with low realized gold prices, reduced gold production, and restructuring costs, negatively affected Aurizon's 2001 financial results.

During 2001, Aurizon incurred a net loss of $6.1 million or 16 cents per share, after accounting for a $1.1 million non-cash charge against the carrying value of certain mining assets, compared to a net loss of $8.4 million or 22 cents per share in 2000. The 2000 results included an $8.6 million non-cash charge. In 2001, care and maintenance costs at Casa Berardi and the Beaufor Mine totalling $3.1 million and restructuring costs of $0.8 million, resulted in operations consuming $2.5 million, compared to operations providing cash flow of $4.5 million in 2000.

Revenue

The decline in gold production in 2001 resulted in a 42% drop in reported revenue from mining operations compared to 2000. Revenue from mining operations in 2001 was $13.9 million compared to $24 million in 2000. A weak Canadian dollar in 2001 served to offset continued weakness in U.S. denominated gold prices. The average gold price realized from gold sales in 2001 was US$276 per ounce, which compares favourably with the average London afternoon fixing for the year of US$271 per ounce, but which is lower than the US$287 per ounce achieved in 2000. During 2001, Aurizon's foreign currency contracts were settled at rates in line with the yearly average exchange rate of 1.548, resulting in Aurizon realizing a Canadian dollar gold price of $428 per ounce, compared with $424 per ounce in 2000.

Aurizon's ability to generate mine operating profits from its current operations is related, in part, to the market price of gold. Gold trades on the global commodity exchanges and its price is affected by numerous factors beyond the control of Aurizon. Aurizon attempts to mitigate this price risk by hedging some of its forecast gold production for periods not exceeding twelve months, primarily through the use of options and spot deferred contracts. Aurizon's reduced hedging program contributed additional revenue of $256,000 in 2001, down from $555,000 in 2000.

Continued weak gold prices made 2001 another difficult year for gold producers. During 2001, the London afternoon fixing gold price averaged US$271 per ounce, the lowest average price in twenty-three years. This is 3% lower than the average price of US$279 in 2000, however significantly below historical gold prices, which had averaged US$386 per ounce over the twenty-year period prior to 1999. The low gold price has been largely driven by central bank selling, speculative short positions and a very strong U.S. dollar.

Interest and other income in 2001 increased to $692,000 from $376,000 in 2000. The 2001 balance includes $620,000 of income from gold recovered from the circuit of a mill prior to its disposition.

Expenses

Mine operating costs in 2001 decreased 31% to $11.7 million from $16.9 million in 2000, reflecting Beaufor's suspended operations status and sale during 2001. Total gold production decreased 43% during this period. Consolidated total cash costs per ounce increased to US$236, compared to US$203 in 2000, due to lower ore grades at Sleeping Giant and additional definition drilling and stope preparation costs for the recently discovered high-grade mineral reserves in Zone 8.

At Sleeping Giant, lower production rates and higher mining costs associated with the new ore zone contributed to higher unit operating costs of $109 per tonne, compared to $100 per tonne in 2000, resulting in total cash costs per ounce of US$236 compared to US$191 in 2000. In the first eight months of 2000, total cash costs at the Beaufor mine were US$230 per ounce.

Depreciation and depletion expense decreased in 2001 to $1.8 million, compared to $4 million in 2000. No additional provisions for reclamation were necessary in 2001 compared to a provision of $120,000 in 2000. In aggregate, consolidated depreciation, depletion and reclamation costs per ounce decreased to US$36 from US$50 in the prior year. A 31% increase in mineral reserves at Sleeping Giant was the main contributing factor to the lower unit charges in 2001. At Beaufor, depreciation, depletion and reclamation charges were US$24 per ounce in 2000.

Administrative and general costs decreased to $1.6 million in 2001 compared to $2.2 million in 2000. The 27% decrease in 2001 reflects cost cutting measures, including staff reductions, which resulted in additional one-time restructuring costs of $788,000.

Care and maintenance costs increased to $3.1 million in 2001, comprised of $2.6 million for costs associated with maintaining Casa Berardi and $0.5 million for maintaining Beaufor up to the date of its disposition. Prior to 2001, Casa Berardi costs were capitalized due to the significant exploration activity that was incurred to advance the development of the project. In 2000, care and maintenance costs at Beaufor totaled $672,000.

During 2001, exploration and property investigation costs decreased to $203,000 from $217,000 in 2000, as less exploration and property investigations were conducted.

In 2001, interest and finance charges totaled $254,000, which represents costs associated with the restructuring of the final $4.0 million obligation due for the Casa Berardi acquisition. These charges include interest at 10% per annum on the outstanding obligation together with the amortization of the fair value of shares of the Company issued in consideration for the renegotiation.

As a result of the decision to sell non-core assets, the Beaufor mine was sold in April, 2001, resulting in a loss on sale totaling $251,000.

During 2001, Aurizon incurred aggregate non-cash charges of $1.1 million in respect of the carrying values of its non-producing mineral properties. In 2000, these charges totaled $8.6 million which included write-downs of $1.5 million and $1.7 million, respectively, against Aurizon's interests in the Beaufor and Sleeping Giant mines. The 2000 charge also includes a write-off of $5.4 million in respect of the Douay and Douay West projects in Quebec.

Aurizon realized a gain of $277,000 in 2001 on the disposal of surplus fixed assets, compared to a gain of $38,000 in 2000.

Aurizon recorded capital tax expense of $126,000 in 2001, compared to $139,000 recorded in 2000. Income tax expense is in respect of large corporations tax and was $45,000 and $43,000 in 2001 and 2000, respectively.

B.   LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

The total assets of Aurizon increased to $43 million at December 31, 2002 from $29 million the previous year. At the end of 2002, Aurizon had working capital of $12 million compared to $1.2 million at the end of 2001. Aurizon has no debt at December 31, 2002 compared to long-term debt of $4.2 million the previous year. Shareholders' equity increased to $36.1 million at December 31, 2002, compared to $18.7 million the previous year, primarily as a result of the significant equity financings completed in 2002.

Operations generated $0.2 million of cash during 2002, as cash flow from Sleeping Giant exceeded site maintenance costs at Casa Berardi and corporate costs. This is an improvement from the previous year, during which, $2.8 million was consumed by operations.

Three equity financings in 2002 allowed the reinstatement of exploration activities at Casa Berardi, which, together with a major exploration program at Sleeping Giant, resulted in aggregate investing activities totaling $5.9 million in 2002. In contrast, the divestiture of the Beaufor Mine, non-core assets and gold recoveries from an idle mill facility exceeded capital expenditures by $1.1 million in 2001.

Mineral property expenditures in 2002 totaled $5.8 million, of which $3.1 million was invested at Casa Berardi and $2.7 million was invested at Sleeping Giant. At Casa Berardi, $1.1 million was paid to acquire the residual net smelter royalty from the original vendors and $2.0 million funded 21,000 metres of exploration drilling east of Zone 113. At Sleeping Giant, $2.7 million was invested in 68,000 metres of exploration drilling and approximately 1,400 metres of drifting. In 2001, mineral property expenditures totaled $1.8 million, all of which was invested at Sleeping Giant, primarily in the exploration and development of the 8 Zone and to fund 50,000 metres of exploration drilling.

In 2002 and 2001, property, plant and equipment additions totaled $220,000 and $114,000, respectively, the majority of which was spent on mine equipment at Sleeping Giant.

In 2001, investing activities include the sale of Aurizon's 50% interest in the Beaufor mine for cash consideration of $1.7 million and $1.0 million of income from gold recovered from the mill circuit at Casa Berardi.

Sales of surplus equipment generated proceeds in 2002 and 2001 of $97,000 and $369,000, respectively.

Three equity financings, the exercise of warrants attached to these issuances, and the exercise of incentive stock options resulted in net proceeds of $20.1 million in 2002. As at December 31, 2002, there were 5.4 million warrants outstanding at an average exercise price of $0.75 per share, of which 4.6 million warrants at an average price of $0.65 per share expire on June 30, 2003. In 2001, the exercise of share purchase warrants and incentive stock options generated proceeds of $69,000.

In respect of non-cash financing activities impacting share capital, Aurizon issued 639,246 shares in 2002 and 1,320,907 shares in 2001 having fair values of $290,000 and $446,000, respectively, as consideration for interest and deferred finance costs associated with the Casa Berardi acquisition.

During 2002 and 2001, Sleeping Giant received non-repayable government grants to fund ongoing exploration activities, of which Aurizon's share was $52,000 and $337,000, respectively. In 2002, Aurizon received $0.6 million of provincial refundable mining duties in respect of certain eligible exploration expenditures.

The equity financings in 2002 allowed the early repayment of long-term debts totaling $4.3 million, which was the remaining Casa Berardi acquisition obligation totaling $3.9 million and deferred hydro charges totaling $0.4 million. During 2001, $120,000 of long-term debt was repaid.

Aurizon's aggregate operating, investing and financing activities during 2002 resulted in a net $10.7 million increase in its cash balances. As at December 31, 2002, cash and cash equivalents stood at $12.4 million, compared to $1.8 million in 2001.

In Aurizon's opinion, based upon the assumptions disclosed in Trend Information, combined with the proceeds from the anticipated exercise of share purchase warrants and incentive stock options in June and July, 2003, respectively, the working capital of the Company will be sufficient for the Company's present requirements. Aurizon does anticipate sourcing additional equity funding in 2003 to further the exploration and development of Casa Berardi.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company is not involved in any research, development, patenting or licensing activities.

D.   TREND INFORMATION

Aurizon's share of gold production from Sleeping Giant in 2003 is expected to decrease 8% from 2002 levels to 30,500 ounces as a result of lower anticipated ore production due to a change in mining method of Zone 8, thereby reducing the availability of ore in the first half of 2003. Total cash costs per ounce are expected to increase to US$258 in 2003, compared to US$242 achieved in 2002 due to the lower production rates and the necessity to utilize a more expensive mining method to extract ore from a flatter dipping Zone 8.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$350 per ounce, and an average U.S. dollar exchange rate of 1.50, the Sleeping Giant Mine is expected to provide approximately $4.4 million in operating cash flow to Aurizon during the year. From this amount, Aurizon intends to fund $3.0 million of exploration, development, and capital expenditures at Sleeping Giant, prior to its share of the shaft deepening expenditures described below. The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates over which Aurizon has no control.

In March 2003, a decision was made to deepen the current production shaft at Sleeping Giant by 200 metres to allow access to 77,000 tonnes of probable mineral reserves at a gold grade of 12.2 grams/tonne. Aurizon's share of the cost is estimated at approximately $3.5 million and will be incurred between the end of the first quarter of 2003 and the third quarter of 2004. This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

Aurizon's operations are very sensitive to the grade of ore mined. The 2003 mine plan for Sleeping Giant anticipates mill throughput of 161,000 tonnes at a grade of 12 grams per tonne. A 10% change in grade would impact Aurizon's forecast 2003 cash flow by $1.6 million.

A US$10 per ounce change in the US$350 per ounce gold price used in Aurizon's 2003 forecast, would have a $500,000 impact on forecast cash flow. The gold price was relatively volatile during 2002, with the London afternoon fixing ranging from a high of US$349 per ounce in December, to a low of US$278 per ounce in January, before closing the year at US$343 per ounce. Market sentiment improved dramatically in 2002 and early 2003 as gold prices breached the US$380 mark. As at December 31, 2002, Aurizon had less than one month's gold production hedged.

A change of 0.05 in the 1.50 U.S. to Canadian dollar exchange rate used in Aurizon's 2003 forecast, would impact cash flow by approximately $500,000. In 2002, the Canadian dollar ranged from 1.511 to 1.613 against the U.S. dollar with an average of 1.570 for the year.

A major underground exploration program at Casa Berardi is planned to commence in early 2003 to extend the present ramp at the West Mine area out to Zone 113 at the 550 metre level. This nineteen month program is intended to provide access to Zone 113 to allow in-fill definition drilling and the extraction of a bulk sample in order to increase the confidence level of the grade, continuity and extent of Zone 113. The costs of this program, including site maintenance costs, are estimated to be $11 million in 2003. In addition, a $2 million, 20,000 metre drill program is planned to provide further infill drilling in the 118-120 zone area and to perform step-out drilling between this area and the East Mine. The objective of these programs is to upgrade the quality of existing mineral reserves and delineate additional mineral reserves in order to secure project financing for the development of a commercial mining operation.

Aurizon relies on net minesite cash flow from Sleeping Giant to cover corporate costs and on equity capital to fund significant exploration and development activity at Casa Berardi and the shaft sinking program at Sleeping Giant. The successful completion of three equity financings in 2002, which realized net proceeds in excess of $20 million, combined with the anticipated exercise of share purchase warrants in June 2003, should provide sufficient funding for Aurizon's exploration and development commitments for 2003. Aurizon anticipates sourcing additional equity funding during the course of the year to further the exploration and development of Casa Berardi in 2004, in particular, completion of the underground program.

ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The names, positions with the Company, other principal directorships and principal business activities outside the Company of all directors and executive officers are stated below:

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company
David P. Hall, Chartered Accountant Director, Chairman, President and Chief Executive Officer	Mark-Can Investment Corp.	None
Ian S. Walton, Chartered Accountant Director, Executive Vice-President and Chief Financial Officer	Contrarian Resource Fund 2002 Management Limited, and Contrarian Resource Fund 2003 Management Limited	None
Frank A. Lang, Director	Valgold Resources Ltd., Emgold Mining Corporation, Sultan Minerals Inc., Acrex Ventures Inc.; Abington Ventures Inc., and Cream Minerals Ltd.	Director and Chairman and /or President of companies listed under "Other Principal Directorships" B.A., M.A., P.Eng.;
William E. Vance, Director	None	Retired
Sargent H. Berner, Director	Emgold Mining Corporation, Cream Minerals Inc., Sultan Minerals Inc., Titan Logix Corp., and Valgold Resources Ltd.	Partner, DuMoulin Black, Barristers and Solicitors
Peter Ferderber, Director	Director of Hollinger North Shore Explorations Ltd., La Fosse Platinum Group Inc., Levelland Energy & Resources Ltd. and Louvicourt Gold Mines	Director of companies listed under "Other Principal Directorships"
Gerard Gagne, Director		Senior Investment Advisor, The Solidarity Fund (Q.F.L.) Chartered Accountant
Brian S. Moorhouse Director	Vega Management Corporation	President, Vega Management Corporation

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company
Robert Normand Director	Sportscene Inc. Fonds Investissements Rea, Enerplus Fund, Quebecor World Inc.,Cambior Inc., Concert Industries Ltd., ING P&C Canada Inc., and Dolan Media Inc. (U.S.) and Commercial Alcohols Ltd.	Chartered Accountant and Consultant Director of companies listed under "Other Principal Directorships"
Richard Faucher Director	Niocan Inc.	President and C.E.O. of Niocan Inc. P. Eng.
Julie A. Stokke Kemp, Corporate Secretary	None	None

DAVID P. HALL, *Chairman, President & Chief Executive Officer* - Mr. Hall is a Chartered Accountant who has been involved in the management of mineral exploration, development and operating companies since 1981 and has been instrumental in securing project and equity financing. Mr. Hall has been involved with Aurizon since its inception in 1988.

IAN S. WALTON, *Executive Vice-President, Chief Financial Officer* - Mr. Walton is a Chartered Accountant and has been involved with public companies in the mining industry for more than 20 years. Mr. Walton is experienced with all aspects of mining finance, taxation and treasury functions. Mr. Walton has been involved with Aurizon since its inception in 1988.

JULIE A. STOKKE KEMP, *Corporate Secretary* - Ms. Kemp is a member of the Canadian Society of Corporate Secretaries and has been involved in the mining industry since 1983, during which time she has been the Corporate Secretary of a number of public companies. Ms. Kemp has been involved with Aurizon since its inception and is responsible for organizing Aurizon's legal and regulatory compliance activities.

SARGENT BERNER - Mr. Berner is a partner of the Vancouver law firm of DuMoulin Black, specializing in corporate, mining and securities law. Mr. Berner is also a director of several junior resource companies. Mr. Berner has been a Director of Aurizon since its inception in 1988.

RICHARD R. FAUCHER - Mr. Faucher is President and Chief Executive Officer of Niocan Inc. He is a metallurgist with experience in the management of large mining and metallurgical projects. Mr. Faucher joined Aurizon's Board in June, 1999.

PETER FERDERBER - Mr. Ferderber was instrumental in the acquisition of Aurizon's Sleeping Giant mine and its former Beaufor mine. Named Prospector of the Year for the discovery of the Belmoral mine, Val d'Or, Quebec, Mr. Ferderber is a director of several junior resource companies. Mr. Ferderber has been a Director of Aurizon since its inception in 1988.

FRANK LANG - Mr. Lang is a founding shareholder of Aurizon. Named Developer of the Year in 1987 for his role in the discovery of the Golden Giant mine, Hemlo, Ontario, Mr. Lang is a director of other junior resource companies. Mr. Lang has been a Director of Aurizon since its inception in 1988.

BRIAN S. MOORHOUSE - Mr. Moorhouse is President of Vega Management Corporation. Mr. Moorhouse has experience in financial markets, and was instrumental in raising equity funds for Aurizon's predecessor companies. Mr. Moorhouse has been a Director of Aurizon since its inception in 1988.

GERARD GAGNE - Mr. Gagne is a Chartered Accountant and is a Senior Investment Advisor for the Solidarity Fund (QFL). Mr. Gagne joined Aurizon's Board in November, 2002.

ROBERT NORMAND - Mr. Normand is a Chartered Accountant and was formerly Chief Financial Officer of Gaz Metropolitan. He is a director of several companies, including Quebecor Printing Inc., Enerplus Fund, and Cambior Inc., and is a consultant to Capital d'Amerique CDPQ on energy matters. Mr. Normand joined Aurizon's Board in June, 1999.

WILLIAM E. VANCE - Mr. Vance has been associated with junior resource companies for many years, most notably as a director of Goliath Gold Mines Ltd., which partially financed the discovery of the Golden Giant mine. Mr. Vance has been a Director of Aurizon since its inception in 1988.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed. Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will declare his interest and abstain from voting on such matter.

There are no family relationships between any of the directors and executive officers of the Company.

During 1998, the Company issued $7 million of non-interest bearing convertible debentures to Capital d'Amerique CDPQ Inc. and Fonds de Solidarite des Travailleurs du Quebec (FSTQ), as set out in the table below.

On April 22, 2003, convertible debentures totalling $4 million were converted into 6,666,680 common shares at a conversion ratio of 1,666.67 per principal amount of $1,000. Additional convertible debentures, totalling $3 million, will mature on May 31, 2003, and are also convertible into common shares of the Company at a conversion ratio of 1,666.67 per principal amount of $1,000, at any time prior to maturity. On May 31, 2003 these debentures automatically convert into 5,000,010 common shares of the Company. The convertible debentures are collateralized by the Company's 50% interest in the Sleeping Giant Mine.

Debentureholder	Principal Amount	Conversion Ratio	Number of Shares
Sodemex II s.e.c.(1)	$4,000,000	1,666.67 shares/$1,000 principal	6,666,680(2)
Fonds de Solidarite des Travailleurs du Quebec (FSTQ)	$3,000,000	1,666.67 shares/$1,000 principal	5,000,010
			11,666,690

(1)   In December, 2001, in a private transaction, Capital d'Amerique CDPQ transferred its debenture to Sodemex II s.e.c., a company in which Capital d'Amerique CDPQ is the sole general partner.

(2)   On April 22, 2003, the Company issued 6,666,680 common shares to Sodemex II, s.e.c., upon the conversion of their $4 million convertible debenture.

Pursuant to agreements between the Company and Capital d'Amerique CDPQ Inc. and Fonds de Solidarite des Travailleurs du Quebec (FSTQ), management nominated Richard Faucher, Gerard Gagne and Robert Normand for election as directors of the Company and all were elected for a one-year term expiring at the next following annual general meeting. Management will nominate these directors for re-election as directors of the Company at the next Annual General Meeting. Gerard Gagne is the director nominee of Fonds de Solidarite des Travailleurs du Quebec (FSTQ), which on a fully diluted basis would own 6.26% of the Company; Robert Normand, is the nominee of Sodemex II s.e.c., which owns 12.5% of the Company; and Richard Faucher is the joint nominee of the aforementioned institutions. In addition, Robert Normand is also a director of Cambior Inc., which on a fully diluted basis would own, indirectly, 7.13% of the Company.

B.   Compensation

<u>Compensation of Directors and Officers</u>

The Company has three executive officers.

Information specified in this Item for individually named directors and senior officers incorporates by reference page 6 of the Management Information Circular dated April 30, 2003, prepared in connection with the Company's Annual General Meeting to be held on June 17, 2003 (see exhibit 10.1).

For the year ended December 31, 2002, the aggregate amount of compensation for all services in all capacities paid by the Company and its subsidiaries to its directors and officers as a group was $581,323. The Company's non-executive (non-employee) directors are paid an annual retainer in the amount of $6,000 and a fee of $600 for each Board or committee meeting attended. In addition, an annual fee of $1,000 is paid to non-executive directors who chair committee or Board meetings. During the most recently completed financial year, a total of $84,050 was paid to non-executive directors in respect of director and chairmanship fees.

See "Plans" below, for details of incentive stock options that have been granted to the Company's directors.

For the year ended December 31, 2002, the aggregate amount set aside or accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits to its directors and officers, pursuant to any existing plan was nil.

<u>Plans</u>

(i)   The Company has no plans other than as set out herein pursuant to which cash or non-cash compensation was paid or distributed to the executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

(ii)   The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, employees and directors (the "Plan"). The Plan provides that, subject to the requirements of the stock exchanges on which the Company's shares are listed, the aggregate number of securities reserved for issuance under the Plan together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 7,000,000 shares of Common Stock of the Company. Options may be granted under the Plan to such directors, officers and employees of the Company as the Board of Directors may from time to time designate. The exercise price shall be determined by the Board of Directors but shall in no event be less than the market price of the Company's Common shares on each Stock Exchange on which the Company's shares are listed at the time of the grant of the option. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to those of the shareholders.

The total number of options to purchase shares of Common Stock granted under the Plan to employees, directors, and executive officers during the most recently completed financial year, December 31, 2002, were as follows:

Optionees	Number of Shares of Common Stock Granted During 2002 under the Plan	Exercise Price
Executive Officers	130,000	$0.60
Executive Officers	227,500	$1.35
Employees	170,000	$0.60
Employees	140,000	$1.20
Employees	202,500	$1.35
Directors	200,000	$0.60
Directors	320,000	$1.35

The total number of shares of Common Stock purchasable under outstanding options granted to the executive officers and directors (excluding the executive officers) of the Company as at the end of the most recently completed financial year, December 31, 2002, were as follows:

Optionees	Number of Shares of Common Stock Under Option	Exercise Price
Executive Officers	130,000	$0.60
Executive Officers	160,000	$0.72
Executive Officers	475,000	$0.80
Executive Officers	300,000	$1.00
Executive Officers	227,500	$1.35
Directors	200,000	$0.60
Directors	400,000	$0.72
Directors	625,000	$0.80
Directors	250,000	$1.00
Directors	320,000	$1.35

During the Company's most recently completed financial year, the total number of shares of Common Stock purchased through the exercise of options granted to executive officers and directors, were as follows:

Optionees	Number of Shares of Common Stock Under Option	Exercise Price
Executive Officer	20,000	$0.80
Former Director*	25,000	$0.60
Former Director*	50,000	$0.72

* Mr. Gaetan Morin, a former director, resigned on November 7, 2002 due to the assumption of increased responsibilities at the Solidarity Fund (Q.F.L.).

Incentive Stock Options

At April 30, 2003, there were outstanding incentive stock options on a total of 3,860,200 shares of Common Stock as follows:

Date of Grant	No. of Shares of Common Stock Subject to Option	Exercise Price	Expiry Date	Aurizon Share Price on Date of Grant	Market Value[1]
July 9, 1993	945,000	$0.80	July 9, 2003	$0.76	$359,100
March 23, 1995	662,000	$1.00	Mar. 23, 2005	$0.90	$119,160
March 23, 1995	145,000	$1.00	May 11, 2004	$0.90	$26,100
November 11, 1999	100,000	$0.72	May 11, 2004	$0.70	$46,000
November 11, 1999	30,000	$0.72	June 1, 2004	$0.70	$6,900
November 11, 1999	540,000	$0.72	Nov. 10, 2004	$0.70	$248,400
May 12, 2000	59,200	$1.05	April 30, 2004	$1.03	$7,696
May 12, 2000	35,000	$1.05	June 1, 2004	$1.03	$4,550
May 12, 2000	30,000	$1.05	June 15, 2004	$1.03	$3,900
May 12, 2000	90,000	$1.05	May 12, 2005	$1.03	$11,700
February 22, 2002	350,000	$0.60	Feb. 22, 2004	$0.54	$203,000
November 7, 2002	140,000	$1.20	Nov. 7, 2004	$1.20	$0
December 19, 2002	734,000	$1.35	Dec. 19, 2004	$1.35	$0

[1] "Market Value" is calculated as the difference between the Exercise Price and the Market Price (CDN$1.18) for the shares of Common Stock as at April 30, 2003.

[2] On May 12, 1998, the Company re-priced these options to $0.80 per share from $2.12 per share. The share price of the Company on the date of the re-pricing of the options was $0.60 per share.

Options for the purchase of shares of Common Stock, held as a group by executive officers; directors who are not executive officers; and employees who are not executive officers, are as follows:

Relationship to Aurizon	Number of Persons	Number of Shares of Common Stock Subject to Option
Executive Officers	3	1,087,500
Directors who are not executive officers	8	1,595,000
Employees who are not executive officers	16	673,500
Former Executive Officers [1]	2	170,000
Former employees who were not executive officers [1]	10	334,200

[1] As part of their termination arrangements, the expiry date of Options granted to former Executive Officers, and former employees who were not executive officers, were extended to expire at the earlier of the expiry date of the options or three years from the date of termination.

Other

No other compensation was paid by the Company to the executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation was not offered on the same terms to all full time employees other than those covered by a collective agreement.

Indemnification Matters

The Company's Articles provide that subject to the provisions of the BCCA, the Company shall indemnify its directors and may indemnify its officers and employees and other agents.

The Company has entered into agreements to indemnify its directors and executive officers. These agreements, among other things, indemnify the Company's directors and executive officers from any and all liability, losses, damages, costs, charges, expense, fines and penalties which the director and/or executive officer may sustain, incur or be liable for in consequence of acting as a director and/or executive officer of the Company, whether sustained or incurred by reason of negligence, default, breach of duty, breach of trust, failure to exercise due diligence or otherwise in relation to the Company or any of them. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

C.   Board Practices

The following information is provided with respect to the Company's directors, and members of its administrative, supervisory or management body and includes date of expiration of the current term of office, and the period during which the person has served in that office:

Name	Position(s) with Company	Term of Office/ Period of Service
David P. Hall	Chairman	1995[1]
	President &	1991
	Chief Executive Officer	1991
	Director	1988

Name	Position(s) with Company	Term of Office/ Period of Service
Frank A. Lang	Director	1988[1]
Sargent H. Berner	Director	1988[1]
	Member of the Executive Compensation and Corporate Governance Committee	1994
Peter Ferderber	Director	1988[2]
Brian S. Moorhouse	Director	1988[3]
	Member of the Audit Committee	1988
	Member of the Executive Compensation and Corporate Governance Committee	1994
Gerard Gagne	Director	2002[1]
William E. Vance	Director	1988[2]
Ian S. Walton	Director	1993[2]
	Executive Vice-President &	1993
	Chief Financial Officer	1993
	Assistant Corporate Secretary	2002
Robert Normand	Director	1999[1]
	Member of the Audit Committee	1999
Richard Faucher	Director	1999[1]
	Member of the Executive Compensation and Corporate Governance Committee	1999
Julie A. Stokke Kemp	Corporate Secretary	1990

[1]	the terms of office of Messrs. Richard Faucher, Gerard Gagne, Robert Normand, Sargent H. Berner, David P. Hall and Frank A. Lang expire at the annual meeting of shareholders to be held on June 17, 2003.

[2]	the terms of office of Messrs. Peter Ferderber, William E. Vance and Ian S. Walton will expire at the third next succeeding annual meeting of the shareholders subsequent to June 18, 2002.

[3]	the term of office of Mr. Brian S. Moorhouse will expire at the third next succeeding annual meeting of the shareholders subsequent to June 14, 2001.

Service Contracts

In August 1995, and effective February 1, 1995, David P. Hall entered into an employment agreement with the Company, pursuant to which Mr. Hall serves as Chairman, President and Chief Executive Officer of the Company. The term of the agreement extends through January 31, 1998, with automatic one-year extensions until either party gives notice of termination, unless sooner terminated in accordance with the terms of the agreement. Mr. Hall is entitled to participate in any incentive programs, including share option plans, share bonus plans or financial assistance plans, as determined by the Board of Directors.

The agreement may be terminated by Mr. Hall by providing one-month prior written notice. In the event the agreement is not renewed or is terminated by the Company without cause, Mr. Hall is entitled to receive severance compensation equal to three times his annual salary.

In August 1995, and effective February 1, 1995, Ian S. Walton entered into an employment agreement with the Company, pursuant to which Mr. Walton serves as a director, Executive Vice-President and Chief Financial Officer of the Company. The term of the agreement extends through January 31, 1998, with automatic one-year extensions until either party gives notice of termination, unless sooner terminated in accordance with the terms of the agreement. Mr. Walton is entitled to participate in any incentive programs, including share option plans, share bonus plans or financial assistance plans, as determined by the Board of Directors. The agreement may be terminated by Mr. Walton by providing one-month prior written notice. In the event the agreement is not renewed or is terminated by the Company without cause, Mr. Walton is entitled to receive severance compensation equal to three times his annual salary.

In August 1995, and effective February 1, 1995, the Company entered into a three year employment agreement with Ms. Julie Stokke Kemp. The term of the agreement provides an automatic one-year extension until either party gives notice of termination, unless sooner terminated in accordance with the term of the agreement. If the employee's employment is terminated by the Company "Without Cause" (as defined in the employment agreements), then Ms. Kemp is entitled to receive severance compensation equal to one year's salary plus one additional month's salary for each year of service or part thereof.

Information specified in this Item for individually named directors and senior officers incorporates by reference page 3 of the Management Information Circular dated April 30, 2003, prepared in connection with the Company's Annual General Meeting to be held on June 17, 2003 (see Exhibit 10.1).

Audit Committee

The Audit Committee is composed of unrelated directors. The Audit Committee members as at May 20, 2003 were Mr. Gagne, Mr. Moorhouse, and Mr. Normand.

On April 3, 2003, the Board of Directors adopted an Audit Committee Charter for its Audit Committee, whereby the primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company's systems of internal controls regarding finance, accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee is mandated to encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditor, financial and senior management and the Board of Directors.

The Audit Committee met on December 11, 2002 to plan for the Audit and on April 3, 2003 to review the audited annual financial statements for the year ended December 31, 2002, during which time its members were Mr. Gagne, Mr. Moorhouse and Mr. Normand, all of whom are outside, unrelated directors. The Board considers that all members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. In addition, Mr. Gagne and Mr. Normand, both of whom are Chartered Accountants, are considered by the Board to have accounting or related financial management expertise. The definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The Audit Committee met on April 3, 2003, to review the audited annual financial statements for the year ended December 31, 2002. The full Board meets with management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

Executive Compensation and Corporate Governance Committee

On April 3, 2003, the Board of Directors expanded the role of the Company's former Compensation Committee to include the responsibility of developing the Company's approach to governance issues. In view of its expanded role, the committee was re-named the Executive Compensation and Corporate Governance Committee (the "ECCGC").

The primary function of the ECCGC is to assist the Board of Directors by:

- reviewing the adequacy and form of: the Company's compensation program for the Chief Executive Officer and the Chief Financial Officer (the "Named Executive Officers"); the non-employee directors' compensation; and the compensation plans in effect or proposed for the Company's senior managers and other employees; and

- recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.

In addition, the Board has adopted an Executive Compensation and Corporate Governance Charter for the ECCGC, whereby the ECCGC is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCGC may deem appropriate or as may be referred to it from time to time by the Board. Annually, pursuant to its Charter, the ECCGC is required to review:

- The procedure for monitoring directors' responsibility, diligence and for avoiding conflicts of interest.
- Current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy.
- The Board's past years' proceedings to evaluate its efficiency and make required recommendation, if any.
- And take appropriate action on any comment made by shareholders or regulatory authorities on the Company's corporate governance practices.

The ECCGC is presently composed of three members, Messrs. Berner, Faucher and Moorhouse. The Board of Directors considers that two members, Messrs. Faucher and Moorhouse, are "unrelated directors" and one member, Mr. Berner, is a "related director". Accordingly, the ECCGC is constituted with a majority of individuals who qualify as "unrelated directors".

The former Compensation Committee met once during 2002.

D.   Employees

LOCATION	NUMBER OF EMPLOYEES AS AT DECEMBER 31, 2002	NUMBER OF EMPLOYEES AS AT APRIL 30, 2003
Vancouver office	6	6
Val d'Or office	4	4
Casa Berardi Mine	8	8
Total	18	18

The Sleeping Giant Mine which is operated by Cambior Inc. had 263 employees on December 31, 2002 and 269 employees on March 31, 2003, of which the majority are unionized hourly employees. A collective agreement covering the period from August 1, 2002 to July 31, 2007 exists between Cambior and the United Steelworkers of America.

E.   Share Ownership

The following table sets forth the share ownership of those person listed in "Item 6: Directors, Senior Management and Employees, Compensation".

Name	Number of Common Shares Held at March 31, 2003	Number of Options Outstanding at March 31, 2003	Exercise Price $	Expiry Date
David P. Hall	393,342	50,000	0.60	February 22, 2004
		150,000	0.80	July 9, 2003
		70,000	0.72	Nov. 10, 2004
		125,000	1.00	March 23, 2005
		100,000	1.35	Dec. 19, 2004
Ian S. Walton	766,000	50,000	0.60	February 22, 2004
		80,000	0.80	July 9, 2003
		70,000	0.72	Nov. 10, 2004
		125,000	1.00	March 23, 2005
		100,000	1.35	Dec. 19, 2004
Frank A. Lang	1,858,175	25,000	0.60	February 22, 2004
		125,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004
Sargent H. Berner	94,700	25,000	0.60	February 22, 2004
		100,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004
Richard Faucher	25,000	50,000	0.72	Nov. 10, 2004
		40,000	1.35	Dec. 19, 2004
Peter Ferderber	164,379	25,000	0.60	February 22, 2004
		100,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004
Brian S. Moorhouse	200,000	25,000	0.60	February 22, 2004
		100,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004
Gerard Gagne	NIL	40,000	1.35	Dec. 19, 2004
Robert Normand	NIL	25,000	0.60	February 22, 2004
		50,000	0.72	Nov. 10, 2004
		40,000	1.35	Dec. 19, 2004

Name	Number of Common Shares Held at March 31, 2003	Number of Options Outstanding at March 31, 2003	Exercise Price $	Expiry Date
William E. Vance	306,067	25,000	0.60	February 22, 2004
		100,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004
Julie A.S. Kemp	24,300	30,000	0.60	February 22, 2004
		40,000	0.80	July 9, 2003
		20,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		27,500	1.35	Dec. 19, 2004

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

The persons who are known by the Company to be the beneficial owners, directly or indirectly, of more than 5% of the Company's issued and outstanding shares of Common Stock as at April 30, 2003 are as follows:

Title Of Class	Identity of Person or Group	Number of Common Shares Owned	Percentage of Issued & Outstanding Common Shares Owned
Common Shares	9115-5036 Quebec Inc. [1]	4,372,053[2]	6.2%
Common Shares	Sodemex I & II, s.e.c.,[3] 65 Sainte-Anne, 12e etage Quebec, Quebec G1R 3X5	8,812,180	12.5%

[1]   9115-5036 Quebec Inc. is a private company wholly-owned by Cambior Inc. Mr. Robert Normand, a director of the Company, is also a director of Cambior Inc.

[2]   9115-5036 Quebec Inc. also owns a share purchase warrant to purchase 1,625,000 additional common shares at a price of $0.65 on or before June 30, 2003, and on a fully diluted basis, would own 7.1 % of the common shares of the Company.

[3]   Mr. Robert Normand, a director of the Company, is the nominee of Sodemex I & II.

The following table lists information with respect to the total amounts of any class of the Company's voting securities owned by the officers and directors of the Company as a group as of April 30, 2003.

Title Of Class	Identity of Person or Group	Amount Owned	Class- Fully Diluted
Common Stock	Directors and Officers (11 persons)	6,514,463[1]	7.74% [2]

[1]   Includes 2,682,500 shares of Common Stock issuable upon the exercise of incentive stock options held by directors and officers. These options are exercisable, at prices ranging from $0.60 per share to $1.35 per share, on or before July 9, 2003 to March 23, 2005.

[2]   Assumes that all incentive stock options held by directors and officers have been exercised.

As of March 31, 2002, the total amounts of any class of the Company's voting securities owned by the officers and directors as a group (11 persons) was 6,413,842 shares of Common Stock (including shares of Common Stock issuable upon the exercise of incentive stock options), representing 9.2% of the then fully diluted shares of Common Stock. As at March 31, 2001, the total amounts of any class of the Company's voting securities owned by the officers and directors as a group (13 persons) was 6,483,342 shares of Common Stock (including shares of Common Stock issuable upon the exercise of incentive stock options), representing 11.91% of the then fully diluted shares of Common Stock.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company's transfer agent.

There are no arrangements known to the Company, which may at a subsequent date result in a change in control of the Company.

As at April 30, 2003, there were 70,445,817 common shares of the Company issued and outstanding. Based on the records of the Company's transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 3,054 shareholders of record. To the best of the Company's knowledge, as of April 30, 2003 there were 1,085 registered Canadian shareholders, 34 international shareholders, and 1,935 shareholders registered in the United States holding approximately 54,849,301, 722,912, and 14,873,604 shares, respectively, which represented 77.86%, 1.03% and 21.11%, respectively, of the Company's shares then outstanding.

B.   Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2002, or proposed material transactions between the Company and:

(a)   Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)   associates;

(c)   individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

(d)   key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families;

(e)   enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, except as follows:

(i)   Mr. Robert Normand, a director of the Company, is also a director of Cambior Inc. On April 18, 2002, 9115-5036 Quebec Inc., a private company, wholly-owned by Cambior Inc., purchased by way of private placement, 3,250,000 units of the Company at a price of $0.60 per unit ("Unit"). Each Unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003. As of March 25, 2003, 9115-5036 Quebec Inc. owns 4,372,053 common shares of the Company and a share purchase warrant to purchase 1,625,000 additional common shares at a price of $0.65 on or before June 30, 2003. Therefore, on a fully diluted basis, 9115-5036 Quebec Inc. would own 7.1 % of the common shares of the Company.

(ii)   Pursuant to agreements between the Company and Capital d'Amerique CDPQ Inc. and Fonds de Solidarite des Travailleurs du Quebec (FSTQ), management nominated Richard Faucher, Gerard Gagne and Robert Normand for election as directors of the Company and all were elected for a one-year term expiring at the next following annual general meeting. Management will nominate these directors for re-election as directors of the Company at the next Annual General Meeting. Gerard Gagne is the director nominee of Fonds de Solidarite des Travailleurs du Quebec (FSTQ), which on a fully diluted basis would own 6.26% of the Company; Robert Normand, is the nominee of Sodemex II s.e.c., which owns 12.5% of the Company; and Richard Faucher is the joint nominee of the aforementioned institutions. In addition, Robert Normand is also a director of Cambior Inc., which on a fully diluted basis would own, indirectly, 7.13% of the Company.

(iii)   Mr. Ian S. Walton, a director and officer of the Company, is also a director of Contrarian Resource Fund 2002 Management Limited, which is the General Partner of Contrarian Resource Fund 2002 Limited Partnership. On December 22, 2002, Contrarian Resource Fund 2002 Limited Partnership purchased, by way of private placement, 370,000 flow-through common shares of the Company at a price of $1.35 per share. As of April 30, 2003, Contrarian Resource Fund 2002 Limited Partnership owns 370,000 common shares of the Company.

Indebtedness to Company of Directors and Officers

As of April 30, 2003, no directors or senior officers of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8:   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2002 which contain an Auditors' Report dated March 7, 2003, Consolidated Balance Sheets as at December 31, 2002 and 2001, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended December 31, 2002, 2001, and 2000, Consolidated Statements of Cash Flow for the Fiscal Years Ended December 31, 2002, 2001, and 2000 and Notes to the Financial Statements. See "Item 17: Financial Statements."

Legal Proceedings

On February 4, 1993, proceedings were brought against the Company by several bondholders of the Company in the district court of Geneva, Switzerland, claiming to have held an aggregate of S.Fr. 220,000 (approximately US$134,000) in principal amount of the Company's previously issued Swiss bonds ("Bonds"). The claimants are seeking a declaratory order that resolutions passed at a bondholders meeting on June 2, 1992 in Geneva, by which the terms of the Bonds were amended to create a right of redemption and jurisdiction with respect to the Bonds was changed from Switzerland to British Columbia, were not valid. Although no monetary compensation or damages are claimed, the Company has been advised by its counsel that the maximum exposure to the Company from this claim is approximately $200,000 plus accrued interest. The Company has retained Swiss counsel and is defending against the action. The Company is unable to evaluate the possible outcome of this action at this time.

The Company is also involved in other litigation from time to time in the ordinary course of its business.   In management's opinion, such litigation is not material to the Company's financing condition, results of operations or cash flows.

B.   Significant Changes

Private Placement Financings

(a)   8,350,000 Units - April, 2002

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit ("Unit") resulting in proceeds of $4,709,400, net of financing commissions. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003.

In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003. Please see Exhibit 4.1, the Agency Agreement, for further information.

(b)   7,100,000 Common Shares - June, 2002

On June 25, 2002 the Company completed a private placement of 7,100,000 common shares at a price of $1.15 per share resulting in proceeds of $7,675,100, net of financing commissions.

In addition, the Company issued broker warrants entitling the holder to purchase 426,000 common shares at a price of $1.32 per share on or before June 25, 2004. Please see Exhibit 4.2, the Underwriters Agreement, for further information.

(c)   5,185,185 Flow-through Shares and 740,741 Common Shares - December, 2002

On December 23, 2002 the Company completed a private placement of 5,185,185 flow-through common shares at a price of $1.35 per flow-through common share, for proceeds of $7 million. In addition, on December 23, 2002, the Company completed a private placement of 740,741 common shares at a price of $1.35 per share, for additional gross proceeds of up to $1 million.

In addition, the Company issued broker warrants entitling the holder to purchase 355,556 common shares at an exercise price of $1.35 on or before December 23, 2004. Please see Exhibit 4.3, the Agency Agreement, for further information.

(d)   3,700,000 Flow-through Shares - May, 2003

On May 9, 2003, the Company completed a private placement of 3,700,000 flow-through common shares at a price of $1.35 per flow-through common share, for proceeds of $4,995,000.

In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at an exercise price of $1.35 on or before May 9, 2004. Please see Exhibit 4.4, the Agency Agreement, for further information.

ITEM 9:   THE OFFER AND LISTING

A.   Offer and Listing Details

Price Ranges and Volume of Shares of Common Stock

The following table sets forth the price ranges and volume of shares of Common Stock on the Toronto and Montreal Stock Exchanges for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years:

Period		High $	Low $	Volume (000)
Toronto Stock Exchange				
2003	First Quarter	1.71	1.06	5,794,631
	April	1.35	1.07	1,799,752
	March	1.42	1.06	1,411,401
	February	1.49	1.25	1,609,753
	January	1.71	1.31	2,773,477
2002	2002	1.85	0.22	29,508,047
	Fourth Quarter	1.54	1.02	5,309,589
	December	1.54	1.16	1,681,625
	November	1.42	1.11	1,884,040
	Third Quarter	1.42	0.94	6,197,844
	Second Quarter	1.85	0.70	14,145,420
	First Quarter	0.75	0.22	3,855,194
2001	2001	0.75	0.21	4,973,793
	Fourth Quarter	0.43	0.21	1,618,172
	December	0.28	0.21	668,828
	November	0.32	0.21	422,987
	Third Quarter	0.43	0.21	865,660
	Second Quarter	0.60	0.36	1,299,465
	First Quarter	0.75	0.46	1,190,496
2000	2000	1.10	0.46	8,721,689
	Fourth Quarter	0.75	0.46	1,416,140
	Third Quarter	0.98	0.56	1,343,717
	Second Quarter	1.10	0.82	2,474,340
	First Quarter	1.10	0.72	3,487,492
1999	1999	0.93	0.50	10,092,654
1998	1998	0.92	0.40	9,571,908

Montreal Exchange	High $	Low $	Volume (000)
1999	0.78	0.51	573,427
1998	0.90	0.40	3,293,662

B.   Plan of Distribution

Not applicable.

C.   Markets

During the past eleven years, the shares of Common Stock have been listed and traded in Canada on the Toronto Stock Exchange under the symbol "ARZ". In addition, the shares of Common Stock were listed and traded on the Vancouver Stock Exchange, however, at the request of the Company, due to relatively low trading volumes, they were de-listed from trading on the Vancouver Stock Exchange on January 2, 1996. The shares of Common Stock were also listed on the Montreal Exchange from 1988 to December 6, 1999, at which time the Company ceased trading on the Montreal Exchange due to a restructuring of the Canadian Stock Exchanges. The shares of Common Stock are not listed on any U.S. securities exchange.

The Company's shares are also exchanged in U.S. dollars on NASDAQ's Over the Counter Bulletin Board (OTCBB) under the symbol "AURNF".

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

ITEM 10:   ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

The information called for by this item is contained in an Exhibit to the Company's annual report on Form 20-F for the year ended December 31, 1992, on file with the Commission and is hereby incorporated by reference.

C.   Material Contracts

On April 5, 2001, the Company entered into an agreement with Richmont Mines Inc. ("Richmont") whereby Richmont would acquire the Company's 50% interest in the Beaufor Mine and Perron Property for $1,660,000 and a gold-indexed royalty on future production. The transaction was completed on May 1, 2001. See "Item 4: Information on the Company Property, Plant and Equipment". The information called for by this item is also contained in an Exhibit to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission.

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired TVX Gold Inc.'s residual interest in the Casa Berardi property, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million. See "Item 4: Information on the Company Property Plant and Equipment" and Exhibit 4.1, the Property Purchase Agreement. The information called for by this item is also contained in an Exhibit to the Company's annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission.

D.   Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company's common shares, other than any applicable withholding taxes. However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders.

Except as provided in the *Investment Canada Act* (the "Investment Act"), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company's common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Company's common shares by a non-Canadian (other than an "American" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares. Certain transactions in relation to the Company's common shares would be exempt from review under the Investment Act, including, among others, the following:

(a)   acquisition of shares by a person in the ordinary course of that person's business as trader or dealer in securities;

(b)   acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and

(c)   acquisition of control of the Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the Canada-United States Free Trade Agreement to provide for special review thresholds for Americans (including "American-controlled entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Company's common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million, and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company.

E.   Taxation

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of shares of Common Stock of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold shares of Common Stock of the Company as capital property for the purpose of the *Income Tax Act* (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to May 3, 2002. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. The existing tax treaty between the United States and Canada essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisor.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention") and the Protocol to the Convention.

Dividends on Shares of Common Stock

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5%, if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian income tax, dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

Disposition of Shares of Common Stock

Under the Tax Act, a taxpayer's capital gain (or capital loss) from a disposition of Common Stock of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the Common Stock and reasonable expenses of disposition.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property." In general, shares of Common Stock of the Company will constitute taxable Canadian property of a non-resident shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the 60 months immediately preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company, which were shares on a prescribed stock exchange [Canadian and foreign listed stock exchanges (i.e., United States, U.K., Germany, Japan, etc.)] were owned by the non-resident and persons with whom the non-resident shareholder did not deal at arm's length.

Where a United States resident realizes a capital gain on a disposition of shares that constitute taxable Canadian property, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

a)   the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

b)   the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada, or

c)   the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

At the present time, it appears that the value of the shares of Common Stock of the Company is derived principally from real property in Canada. Accordingly, the exemption from Canadian tax for capital gains on a disposition of these shares would not appear to be available. However, should the activities of the Company change or expand into other areas in the future, the exemption from Canadian tax may be available at that time.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of shares of Common Stock of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Assuming that no exemption is available under the Convention, a shareholder who is a non-resident of Canada to whom the Company's shares of Common Stock represent taxable Canadian property will include one-half of the amount of the capital gain (the "taxable capital gain") on the disposition of the Company's shares as taxable income for purposes of computing Canadian tax payable. Where a non-resident shareholder realizes a capital loss on the disposition of "taxable Canadian property", one half of the loss (the "allowable capital loss") may be deducted from taxable capital gains from the disposition of taxable Canadian property realized by the shareholder in the same year. Alternatively, where the non-resident shareholder cannot apply the allowable capital loss against taxable capital gains realized in the same year, subject to certain adjustments for years when the capital gains inclusion rate was greater than one-half, the allowable capital loss can be deducted from taxable capital gains realized by the non-resident shareholder in respect of taxable Canadian property in the three previous years or any subsequent year.

If a share of the Common Stock of the Company is disposed of by the Shareholder to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. The amount of such dividend will be subject to Canadian withholding tax as previously described.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company's Common Stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations, shareholders owning Common Stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's Common Stock and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company's Common Stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is defined as (i) a citizen or resident of the U.S., or any state thereof, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income tax on a net income basis in respect of the common shares, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of Common Stock is not effectively connected with the conduct of a trade or business in the United States and who is not a shareholder who acquired his or her stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's Common Stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, calculated pursuant to United States federal income tax principles, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.)

To the extent that distributions exceed current or accumulated earnings and profits of the Company, calculated pursuant to United States federal income tax principles, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's Common Stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Common Stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of Common Stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the Common Stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations but, in general, non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, of up to US$3,000 per year (US$1,500 in the case of a married individual filing separately). For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Gain or loss recognized upon the sale of shares of Common Stock generally will be treated as United States source income or loss for foreign tax credit purposes.

OTHER CONSIDERATIONS

In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's Common Stock:

It is unlikely that the company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation (a "CFC") under current U.S. law. If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would be treated as a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% (50% in subsequent years) or more of the Company's gross income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

We do not believe that the Company meets the definition of a "passive foreign investment company" (a "PFIC"), but there can be no assurance that we will not become a PFIC in the future. If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. Gains from transactions in commodities such as gold are treated as "passive" income unless "substantially all" of a company's business (generally, more than 85%) is as an active producer of the commodity. It is possible that the rules relating to transactions in commodities were not intended to result in a corporation that is engaged in the active business of mining being treated as a PFIC.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at a maximum tax rate on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's Common Stock. Under Treasury regulations currently in effect, a non-corporate holder may be subject to backup withholding at a 30% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules, including the finalized Treasury regulations.

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

Not applicable.

H.   Documents on Display

Any documents referred to in this annual report may be inspected at the head office of the Company, Suite 900 – 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, during normal business hours.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, to the extent required of Canadian companies, will file periodic reports and other information with the Commission. All such reports and information may be read and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian Company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.   Subsidiary Information

There is no information relating to the Company's inactive subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11:   <u>QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK</u>

<u>Commodity Price and Foreign Currency Exchange Rate Risk</u>

The Company is engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold bullion is the Company's principal product. Changes in the price of gold and foreign exchange rates, both of which may fluctuate widely from time to time, could significantly affect the Company's profitability and cash flows. See "Key Information" under Item 3 above, for a description of risk factors relating to gold price volatility and foreign exchange and currency fluctuations.

Since gold is quoted in United States dollars and the operating costs of the Sleeping Giant Mine are in Canadian dollars, changes in the U.S. to CDN currency rates will directly affect earnings and cash flow. At current 2003 estimates of production of 30,000 ounces of gold and an estimated average gold price of at least U.S.$350, including the effects of the Company's hedging program, a change of 0.05 in the 1.57 U.S. to CDN dollar exchange rate would have an impact upon earnings and cash flow of approximately $500,000. The Company therefore utilizes foreign exchange contracts, for purposes other than trading, to manage foreign currency exchange risk. At December 31, 2002, the Company held US$2.0 million of foreign currency contracts for 2003 at an average conversion rate of 1.606 into Canadian dollars.

Gold prices are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand.

At current 2003 estimates of production of 30,000 ounces of gold, a US$10 per ounce change in gold prices would have a $500,000 impact of forecast 2003 earnings and cash flows. The Company therefore uses derivative commodity instruments to manage its exposure to the risks associated with fluctuations in the price of gold. At December 31, 2002, the Company held 2,000 ounces of gold spot deferred contracts for 2003 at an average delivery price of US$330 per ounce.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has not been a material modifications to the rights of security holders of the Company.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. The Company's principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) on March 31, 2003, have concluded that, as of such date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

<u>Changes in internal controls</u>. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls. As a result, no corrective actions were required or undertaken.

PART III

ITEM 17:   **FINANCIAL STATEMENTS**

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see note 17 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3 "Key Information" under "Selected Financial Data" – "Exchange Rate Data".

ITEM 18:   **FINANCIAL STATEMENTS**

Not applicable.

ITEM 19:   **EXHIBITS**

(a)   Financial Statements

         (i)   Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years ended December 31, 2002 and 2001.

         (ii)   Management's Responsibility for Financial Reporting.

         (iii)   Auditors' Report dated March 7, 2003.

         (iv)   Consolidated Balance Sheets as at December 31, 2002 and 2001.

         (v)   Consolidated Statements of Operations and Deficit for the years ended December 31, 2000, 2001, and 2002.

         (vi)   Consolidated Statements of Cash Flow for the years ended December 31, 2000, 2001 and 2002.

         (vii)   Notes to the Consolidated Financial Statements.

         (viii)   Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.

Exhibits

1.1   Articles and By-Laws (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 1992, on file with the Commission, as filed on October 18, 1993, under Commission file number 000-22672).

2.1   Shareholder Rights Plan dated December 14, 2000 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.1   Property Purchase Agreement dated April 30, 1998 between Aurizon Mines Ltd. and TVX Gold Inc. (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission).

4.2   Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. dated April 18, 2002 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2001, on file with the Commission).

4.3   Underwriting Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. and Haywood Securities Inc. dated June 3, 2002.

4.4   Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc., Dundee Securities Corporation, Haywood Securities Inc., and Canaccord Capital Corporation dated December 23, 2002.

4.5   Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation and National Bank Financial Inc., dated May 9, 2003.

4.6   Beaufor Mine and Perron Property Sale Agreement dated April 5, 2001 between Aurizon Mines Ltd. and Richmont Mines Inc. (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.7   Mining lease: Sleeping Giant Mine (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.8   Mining lease: Casa Berardi Mine (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

10.1   Management Information Circular dated April 30, 2003.

12.0   Section 906 Certifications by the Chief Executive and Chief Financial officers.

GLOSSARY OF MINING TERMS AND DEFINITIONS

Carbon-in-leach (CIL)-- a process to recover dissolved gold onto activated carbon. The activated carbon is introduced into a gold ore-cyanide slurry during the agitation process and is subsequently separated from the slurry for the removal of the gold.

Carbon in Pulp Processing (CIP) -- a process, similar to CIL, to recover dissolved gold onto activated carbon. The activated carbon is introduced to the system after the gold has been dissolved by the cyanide solution.

Cut-Off Grade -- the lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Core/Diamond Drill -- a machine designed to rotate under pressure an annular diamond studding cutting tool to produce a more or less continuous solid sample of material.

Feasibility Study -- a comprehensive study to determine if a project is economically feasible; its conclusions will determine if a production decision can be made and be used for financing arrangements.

Gold Dore -- the term for a bar of gold which contains impurities in excess of two percent.

Induced Polarization Survey -- An exploration technique based on the detection of differing responses that individual rock types or alteration have to an artificially induced electrical charge. The response measured can be either the delay characteristic of the induced charge or the frequency phase changes resulting from the charge.

Merrill-Crowe -- a precipitation process to recover precious metals from a cyanide solution using zinc dust.

Milling Operation -- Generally refers to the grinding and crushing of ore.

Mineralized Deposit -- a mineralized body which has been physically delineated by drilling, underground work, surface trenching and other workings or drill holes and found to contain a sufficient amount of mineralized material with an average grade sufficient to warrant further evaluation. Such deposit does not qualify as a commercially mineable (or viable) ore body until technical, economic and legal factors have been sufficiently satisfied to classify the mineralized material as a Reserve.

Mining Claim -- that portion of public mineral lands which a party has staked or marked out in accordance with provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net Smelter Return -- a return based on the actual gold sale price received less the cost of refining at an off-site refinery.

Ore -- a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Ounces -- troy ounces; in this report production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this report do not refer to a specific fineness. There are 31.1035 grams in a troy ounce.

Mineral Reserve -- that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. Mineral reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals.

Probable Mineral Reserves – mineral reserves for which quantity and grade and/or quality are computed from information similar to that used for proven mineral reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Proven Mineral Reserves – mineral reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of mineral reserves are well established.

Proven/Probable Mineral Reserves -- is used if the difference in degree of assurance between proven and probable mineral reserves cannot be reliably defined.

Reclamation -- the process by which lands disturbed as a result of mining activity are turned back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery, and other physical remnants of mining; the closure of tailings impoundments, leach pads and other mine features, and the contouring, covering and revegetation of waste rock piles and other disturbed areas.

Shaft -- a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Sulphide Ore -- refers to that part of the ore body that has not been oxidized by near-surface waters; generally contains the mineral pyrite (FeS_2)and other sulphides.

Tailings - material rejected from a mill after the valuable minerals have been recovered.

Tonne -- a metric ton of 1,000 kilograms (2,205 pounds).

Tons -- dry short tons (2,000 pounds).

Time-domain Electromagnetic Surveying -- an exploration technique that measures a rock's resistance to the flow of electrical current, which is known as resistivity. TDEM differs from other resistivity methods in that the current is induced as a time-varying magnetic field that is generated by current flow through a large square loop of insulated wire laid on the ground.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis provides a review of the performance of Aurizon's business and compares its 2002 performance with those of the preceding two years. Issues and risks that can be expected to impact future operations are also discussed.

Overview

Aurizon is a Canadian-based gold mining company with operations and exploration activities in north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns 50% of the Sleeping Giant mine and 100% of the advanced development stage Casa Berardi project. The Sleeping Giant mine produced 33,000 ounces of gold to Aurizon's account in 2002 at a cash cost of US$242 per ounce.

Higher realized gold prices, stable gold production, and lower care and maintenance costs improved Aurizon's 2002 financial results compared to the two prior years. For 2002, Aurizon incurred a net loss of $2.8 million or $0.05 per share, compared to a net loss of $6.1 million or $0.16 per share in 2001, and a net loss of $8.4 million or $0.22 per share in 2000. The 2001 and 2000 results included non-cash write-downs of resource assets totaling $1.1 million and $8.6 million respectively.

Operating cash flow from Sleeping Giant in 2002 supported the care and maintenance costs at Casa Berardi totaling $2.5 million, resulting in modest corporate cash flow for the year. Operating cash flow generated $0.2 million in 2002, compared to negative cash flow of $2.8 million, and positive cash flow of $6.2 million in 2001 and 2000, respectively.

Three equity financings provided $20.1 million to Aurizon in 2002, allowing the elimination of long term debt and the reinitiation of exploration activity at Casa Berardi. At December 31, 2002, Aurizon had cash and working capital of $12 million.

Gold Production

Total gold production in 2002 increased to 33,000 ounces from 31,900 ounces in 2001. Total gold production in 2000 was 56,100 ounces, of which 17,100 ounces were attributable to the Beaufor mine, whose operations were suspended in August 2000, and subsequently sold in April 2001.

Revenue

Higher realized gold prices together with a modest increase in gold production in 2002 resulted in an 18% increase in revenue from mining operations compared to 2001. Revenue from mining operations in 2002 was $16.4 million compared to $13.9 million in 2001, and $24 million in 2000. Revenue in 2000 included gold production from the Beaufor mine. The average gold price realized in 2002 was US$310 per ounce, matching the average London afternoon fixing, higher than the US$276 and US$287 per ounce achieved in 2001 and 2000, respectively. During 2002, Aurizon's foreign currency contracts were settled at rates that matched the yearly average exchange rate of 1.57, resulting in Aurizon realizing a Canadian dollar gold price of $487 per ounce. This compares favourably with Canadian dollar realized gold prices per ounce of $428 and $424 in 2001 and 2000, respectively.

Aurizon's ability to generate mine operating profits from its current operations is related, in part, to the market price of gold. Gold trades on the global commodity exchanges and its price is affected by numerous factors beyond the control of Aurizon. With expectations of higher gold prices in 2002, a significantly reduced hedging program contributed revenue of $22,000 in 2002, down from $256,000 and $555,000 in 2001 and 2000, respectively. At December 31, 2002 Aurizon had less than one month's production hedged.

The average London gold price rose 14% in 2002 to US$310 per ounce compared to the prior year's US$271 per ounce, the lowest average annual price in twenty-three years. Current prices are still significantly below historical gold prices, which had averaged US$386 per ounce over the twenty-year period prior to 1999. The low gold prices for the last four years have been largely driven by central bank selling, speculative short positions and a very strong U.S. dollar.

Interest, royalty and other income in 2002 totaled $656,000, compared to $692,000 in 2001 and $376,000 in 2000. Royalty income from the Beaufor mine which reopened under new owners in 2002 provided $350,000. Other income in 2001 includes $620,000 of gold recovered from the circuit of a mill prior to its disposition.

Expenses

Mine operating costs in 2002 increased 8% to $12.6 million from $11.7 million in 2001, due to higher unit mining costs at Sleeping Giant. Unit operating costs rose to $124 per tonne, compared to $109 per tonne in 2001, resulting in total cash costs per ounce of US$242 compared to US$236 in 2001. A 9% increase in ore grade due to higher grade ore from Zone 8, partially offset by a 5% decline in ore mined, resulted in total gold production increasing by 4% during the year compared to 2001.

In 2000, mine operating costs included Beaufor mine costs up to the date of suspending operations and totaled $16.9 million or US$203 per ounce. Aurizon's 50% interest in the Beaufor mine was sold in 2001 for cash and a gold-indexed royalty on future production.

Depreciation and depletion expense totaled $2.4 million in 2002, compared to $1.8 million in 2001, and $4 million in 2000. In aggregate, consolidated depreciation, depletion and reclamation costs per ounce totaled US$46 in 2002 compared to US$36 and US$50 in each of the two prior years. A 2% decline in ore reserves at Sleeping Giant together with an increase in capitalized costs associated with exploration and development activities were the main contributing factors to the higher unit charges in 2002. No changes to the provision for reclamation have been necessary since 2000 when an additional provision of $120,000 was made.

Administrative and general costs have remained stable for the past two years at $1.6 million and compared to $2.2 million in 2000. The 27% decrease in 2001 from 2000 reflects cost cutting measures, including staff reductions, which also resulted in additional one-time restructuring costs of $788,000.

Care and maintenance costs decreased to $2.5 million compared to $3.1 million in 2001. The 2002 costs related solely to Casa Berardi, whereas in 2001, costs of $2.6 million were associated with Casa Berardi and additional costs of $0.5 million were incurred at Beaufor up to the date of disposition. Prior to 2001, Casa Berardi costs were capitalized as Aurizon was conducting significant exploration activity to advance the development of the project. In 2000, care and maintenance costs at Beaufor totaled $672,000.

During 2002, exploration and property investigation costs decreased to $81,000 from $203,000 in 2001, and $217,000 in 2000.

The write off of deferred finance costs associated with the early repayment of the Casa Berardi obligation, and interest costs on that obligation totaled $482,000 in 2002 compared to $254,000 in 2001.

As a result of the decision to sell non-core assets in 2001, the Beaufor mine was sold, resulting in a loss on sale totaling $251,000.

During 2001, Aurizon incurred aggregate non-cash charges of $1.1 million in respect of the carrying values of its non-producing mineral properties. In 2000, these charges totaled $8.6 million which included write-downs of $1.5 million and $1.7 million, respectively, against Aurizon's interests in the Beaufor and Sleeping Giant mines. There were no write-downs of mineral properties in 2002.

Aurizon realized a gain of $36,000 in 2002 on the disposal of surplus equipment, compared to gains of $277,000 and $38,000 in 2001 and 2000, respectively.

Capital tax expense for 2002 was $157,000, compared to $126,000 and $139,000 recorded in 2001 and 2000, respectively. Income tax expense is in respect of large corporations tax and was $61,000, $45,000 and $43,000 in 2002, 2001 and 2000, respectively.

Cash Flow

Operating Activities

Operations generated $0.2 million of cash during 2002, as cash flow from Sleeping Giant exceeded site maintenance costs at Casa Berardi and corporate costs. This is an improvement from the previous year, during which, $2.8 million was consumed by operations. Operations provided cash flow of $6.2 million in 2000, reflecting eight months of cash flow from Beaufor operations prior to suspending operations and the capitalization of Casa Berardi site costs due to the value-added work provided during the completion of a feasibility study.

Investing Activities

Three equity financings in 2002 allowed the reinstatement of exploration activities at Casa Berardi, which, together with a major exploration program at Sleeping Giant, resulted in aggregate investing activities totaling $5.9 million in 2002. In contrast, the divestiture of the Beaufor Mine, non-core assets and gold recoveries from an idle mill facility exceeded capital expenditures by $1.1 million in 2001. Aggregate capital expenditures incurred in 2000 totaled $6.5 million.

Mineral property expenditures in 2002 totaled $5.8 million, of which $3.1 million was invested at Casa Berardi and $2.7 million was invested at Sleeping Giant. At Casa Berardi, $1.1 million was paid to acquire the residual net smelter royalty from the original vendors and $2.0 million funded 21,000 metres of exploration drilling east of Zone 113. At Sleeping Giant, $2.7 million was invested in 68,000 metres of exploration drilling and approximately 1,400 metres of drifting. In 2001, mineral property expenditures totaled $1.8 million, all of which was invested at Sleeping Giant, primarily in the exploration and development of the 8 Zone and to fund 50,000 metres of exploration drilling. In 2000, mineral property expenditures totaled $6 million, of which, $4 million was incurred at Casa Berardi related to engineering costs incurred in connection with the feasibility study completed in the first quarter of the year, and ongoing site costs. Mineral property expenditures in 2000 also included $1.6 million incurred at Sleeping Giant, including 1,198 metres of drift development and 44,600 metres of exploration diamond drilling; and $402,000 incurred at Beaufor.

In 2002 and 2001, property, plant and equipment additions totaled $220,000 and $114,000, respectively, the majority of which was spent on mine equipment at Sleeping Giant. In 2000, expenditures totaled $574,000, including mining equipment purchases of $333,000 and $164,000, respectively, at Beaufor and Sleeping Giant.

In 2001, investing activities include the sale of Aurizon's 50% interest in the Beaufor mine for cash consideration of $1.7 million and $1.0 million of income from gold recovered from the mill circuit at Casa Berardi.

Sales of surplus equipment generated proceeds in 2002, 2001 and 2000 of $97,000, $369,000, and $76,000, respectively.

Financing Activities

Three equity financings, the exercise of warrants attached to these issuances, and the exercise of incentive stock options resulted in net proceeds of $20.1 million in 2002. As at December 31, 2002, there were 5.4 million warrants outstanding at an average exercise price of $0.75 per share, of which 4.6 million warrants at an average price of $0.65 per share expire on June 30, 2003. In 2001 and 2000, the exercise of share purchase warrants and incentive stock options generated proceeds of $69,000 and $109,000.

In respect of non-cash financing activities impacting share capital, Aurizon issued 639,246 shares in 2002 and 1,320,907 shares in 2001 having fair values of $290,000 and $446,000, respectively, as consideration for interest and deferred finance costs associated with the Casa Berardi acquisition.

During 2002 and 2001, Sleeping Giant received non-repayable government grants to fund ongoing exploration activities, of which Aurizon's share was $52,000 and $337,000, respectively. During 2000, Aurizon received

$104,000 in respect of financial assistance from the Ministry of Natural Resources of Quebec for exploration activity at Casa Berardi.

In 2002, Aurizon received $0.6 million of provincial refundable mining duties in respect of certain eligible exploration expenditures.

The equity financings in 2002 allowed the early repayment of long-term debts totaling $4.3 million, which was the remaining Casa Berardi acquisition obligation totaling $3.9 million and deferred hydro charges totaling $0.4 million. During 2001, $120,000 of long-term debt was repaid.

Aurizon's aggregate operating, investing and financing activities during 2002 resulted in a net $10.7 million increase in its cash balances. As at December 31, 2002, cash and cash equivalents stood at $12.4 million, compared to $1.8 million in 2001 and $3.2 million in 2000.

Balance Sheet

The total assets of Aurizon increased to $43 million at December 31, 2002 from $29 million the previous year. At the end of 2002, Aurizon had working capital of $12 million compared to $1.2 million at the end of 2001. Aurizon has no debt at December 31, 2002 compared to long-term debt of $4.2 million the previous year. Shareholders' equity increased to $36.1 million at December 31, 2002, compared to $18.7 million the previous year, primarily as a result of the significant equity financings completed in 2002.

The convertible debentures totaling $6.5 million will mature on May 31, 2003, and are convertible into common shares of the Company at $0.60 per share, at any time prior to maturity. On May 31, 2003 these debentures automatically convert into 11,666,690 common shares of the Company.

Outlook

Aurizon's share of gold production from Sleeping Giant in 2003 is expected to decrease 8% from 2002 levels to 30,500 ounces as a result of lower anticipated ore production due to a change in mining method of Zone 8, thereby reducing the availability of ore in the first half of 2003. Total cash costs per ounce are expected to increase to US$258 in 2003, compared to US$242 achieved in 2002 due to the lower production rates and the necessity to utilize a more expensive mining method to extract ore from a flatter dipping Zone 8.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$350 per ounce, and an average U.S. dollar exchange rate of 1.50, the Sleeping Giant Mine is expected to provide approximately $4.4 million in operating cash flow to Aurizon during the year. From this amount, Aurizon intends to fund $3.0 million of exploration, development, and capital expenditures at Sleeping Giant, resulting in net minesite cash flow of approximately $1.4 million. The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates over which Aurizon has no control.

In March 2003, a decision was made to deepen the current production shaft at Sleeping Giant by 200 metres to allow access to 77,000 tonnes of probable mineral reserves at a gold grade of 12.2 grams/tonne and 192,000 tonnes of inferred mineral resources at a gold grade of 10.3 grams/tonne. Aurizon's share of the cost is estimated at approximately $3.5 million and will be incurred between the end of the first quarter of 2003 and the third quarter of 2004. This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

Aurizon's operations are very sensitive to the grade of ore mined. The 2003 mine plan for Sleeping Giant anticipates mill throughput of 161,000 tonnes at a grade of 12 grams per tonne. A 10% change in grade would impact Aurizon's forecast 2003 cash flow by $1.6 million.

A US$10 per ounce change in the US$350 per ounce gold price used in Aurizon's 2003 forecast, would have a $500,000 impact on forecast cash flow. The gold price was relatively volatile during 2002, with the London afternoon fixing ranging from a high of US$349 per ounce in December, to a low of US$278 per ounce in January, before closing the year at US$343 per ounce. Market sentiment improved dramatically in 2002 and early 2003 as gold prices breached the US$380 mark. As at December 31, 2002, Aurizon had less than one month's gold production hedged.

A change of 0.05 in the 1.50 U.S. to Canadian dollar exchange rate used in Aurizon's 2003 forecast, would impact cash flow by approximately $500,000. In 2002, the Canadian dollar ranged from 1.511 to 1.613 against the U.S. dollar and averaging 1.570 for the year.

A major underground exploration program at Casa Berardi will commence in early 2003 to extend the present ramp at the West Mine area out to Zone 113 at the 550 metre level. This nineteen month program will provide access to Zone 113 to allow in-fill definition drilling and the extraction of a bulk sample in order to increase the confidence level of the grade, continuity and extent of Zone 113. The costs of this program, including site maintenance costs, are estimated to be $11 million in 2003. In addition, a $2 million, 20,000 metre drill program is planned to provide further infill drilling in the 118-120 Zone area and to perform step-out drilling between this area and the East Mine. The objective of these programs is to upgrade the quality of existing reserves and delineate additional reserves in order to secure project financing for the development of a commercial mining operation.

Aurizon relies on net minesite cash flow from Sleeping Giant to cover corporate costs and on equity capital to fund significant exploration and development activity at Casa Berardi. The successful completion of three equity financings in 2002, which realized net proceeds in excess of $20 million, combined with the anticipated exercise of share purchase warrants in June 2003, should provide sufficient funding for Aurizon's exploration and development commitments for 2003. Aurizon anticipates sourcing additional equity funding during the course of the year to further the exploration and development of Casa Berardi in 2004, in particular, completion of the underground program.

Risks and Uncertainties

The Company is subject to various risks and uncertainties affecting the financial condition of its business and the industry in which it operates. Such known and unknown risks, uncertainties and other factors, may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance, or achievements expressed or implied by forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; actual ore reserves being lower than those estimated; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations. The reader is advised to read and consider the risk factors more particularly described in the Company's Annual Information Form.

Aurizon Mines Ltd.

Management's Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors. The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management's best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets annually with the external auditors to review the financial statements and to discuss audit related matters. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The members of the Committee are independent directors. The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company's independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.



David P. Hall
Chairman, President and
Chief Executive Officer

Ian S. Walton
Executive Vice-President
and Chief Financial Officer

Vancouver, B.C., Canada
March 7, 2003

Auditors' Report
To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the U.S. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.



PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
March 7, 2003

Aurizon Mines Ltd.
Consolidated Balance Sheets
As at December 31, (in Canadian Dollars)

	2002 $	2001 $
ASSETS		
CURRENT		
Cash and cash equivalents	12,441,888	1,787,055
Bullion settlements	606,045	476,528
Accounts receivable	1,118,180	1,030,522
Prepaids	293,900	212,180
Inventory	436,573	551,198
TOTAL CURRENT ASSETS	14,896,586	4,057,483
DEFERRED FINANCE COSTS (Note 6)	-	291,667
PROPERTY, PLANT AND EQUIPMENT (Note 4)	6,624,089	7,075,881
MINERAL PROPERTIES (Note 5)	21,144,354	17,932,192
TOTAL ASSETS	42,665,029	29,357,223
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	2,892,154	2,858,031
LONG-TERM DEBT (Note 6)	-	4,203,506
PROVISION FOR RECLAMATION COSTS (Note 7)	3,636,405	3,636,405
TOTAL LIABILITIES	6,528,559	10,697,942
SHAREHOLDERS' EQUITY		
COMMITMENT TO ISSUE SHARES	-	99,446
SHARE CAPITAL (Note 8) Common shares issued – 63,002,937 (2001 – 40,262,766)	83,195,861	62,850,320
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES (Note 9)	6,517,534	6,517,534
DEFICIT	(54,319,868)	(51,550,962)
TOTAL SHAREHOLDERS' EQUITY	36,136,470	18,659,281
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	42,665,029	29,357,223

The attached notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board,

David P. Hall,
Director

Robert Normand,
Director

 

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit
For the years ended December 31, (in Canadian Dollars)

	2002	2001	2000
	$	$	$
REVENUE			
Mining operations	16,372,858	13,880,853	24,031,515
Interest, royalty and other income	656,429	692,023	376,462
	17,029,287	14,572,876	24,407,977
EXPENSES			
Operating costs	12,552,353	11,663,097	16,889,963
Depreciation and depletion	2,365,676	1,788,677	4,013,995
Provision for reclamation	-	-	120,031
Administrative and general costs	1,602,487	1,647,016	2,170,330
Restructuring costs	-	788,148	-
Care and maintenance costs (Note 5)	2,532,458	3,081,698	671,643
Exploration and property investigation	80,772	202,770	216,677
Interest and financing costs	481,966	254,217	-
Loss on sale of resource assets	-	250,679	-
Write-down of resource assets	-	1,073,817	8,558,028
Gain on sale of property, plant and equipment	(35,511)	(276,637)	(37,737)
Capital taxes	157,358	126,347	139,138
	19,737,559	20,599,829	32,742,068
LOSS FOR THE YEAR BEFORE INCOME TAXES	(2,708,272)	(6,026,953)	(8,334,091)
INCOME TAX EXPENSE (Note 11)	(60,634)	(44,555)	(43,271)
NET LOSS FOR THE YEAR	(2,768,906)	(6,071,508)	(8,377,362)
DEFICIT – BEGINNING OF YEAR	(51,550,962)	(45,479,454)	(37,102,092)
DEFICIT – END OF YEAR	(54,319,868)	(51,550,962)	(45,479,454)
LOSS PER SHARE (Note 10) - Basic and Diluted	(0.05)	(0.16)	(0.22)
Weighted average number of Common shares outstanding	51,942,493	39,013,351	38,367,748

The attached notes form an integral part of these consolidated financial statements.

Aurizon Mines Ltd.
Consolidated Statements of Cash Flow
For the years ended December 31, (in Canadian Dollars)

	2002	2001	2000
	$	$	$
OPERATING ACTIVITIES			
Net loss for the year	(2,768,906)	(6,071,508)	(8,377,362)
Add (deduct) items not requiring an outlay of cash:			
Depreciation and depletion	2,476,653	1,929,197	4,198,961
Provision for reclamation	-	-	120,031
Interest and financing	481,966	254,217	-
Write-down of resource assets	-	1,073,817	8,558,028
Loss on sale of resource assets	-	250,679	-
Gain on sale of property, plant and equipment	(35,511)	(276,637)	(37,737)
Care and maintenance (Note 6 (b))	118,356	323,106	-
Cash flow from operations	272,558	(2,517,129)	4,461,921
Decrease (increase) in non-cash working capital items (Note 13)	(39,736)	(243,830)	1,690,545
	232,822	(2,760,959)	6,152,466
INVESTING ACTIVITIES			
Property, plant and equipment	(220,393)	(113,967)	(574,173)
Cost recoveries from non-operating assets	-	989,321	-
Mineral properties	(5,796,165)	(1,839,738)	(6,033,757)
Sale of Beaufor Mine	-	1,664,384	-
Proceeds on disposal of property, plant and equipment	96,748	369,127	75,772
	(5,919,810)	1,069,127	(6,532,158)
FINANCING ACTIVITIES			
Government grant (Note 5)	52,400	337,495	103,759
Mining duties	555,487	-	-
Issuance of shares	20,055,796	69,450	108,582
Long-term debt repayments	(4,321,862)	(119,600)	-
	16,341,821	287,345	212,341
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,654,833	(1,404,487)	(167,351)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,787,055	3,191,542	3,358,893
CASH AND CASH EQUIVALENTS - END OF YEAR	12,441,888	1,787,055	3,191,542

The attached notes form an integral part of these consolidated financial statements.
Supplemental cash flow information is disclosed in note 13.

Aurizon Mines Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS

The Company is engaged in mining and related activities in Quebec, Canada, and its principal product is gold bullion.

The Company's results are impacted by the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand. Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time. As a result, the Company is not dependent upon any one customer for the sale of its product.

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow. Production based on current reserves is expected to continue for approximately three years. Additional production from Sleeping Giant will be dependent on the results of future exploration and development programs to discover new reserves.

A significant focus of the Company's activities is currently the continuing exploration of the Casa Berardi property. A major underground and surface exploration program is underway in order to advance the project to commercial production.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 15.

b) Principles of Consolidation

Certain of the Company's activities are undertaken in joint ventures with other parties. The Company accounts for its investments in joint ventures using the proportionate consolidation method.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied are asset valuations, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations. Actual results could differ from those estimates.

d) Cash Equivalents

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition.

e) Inventory

Inventory is comprised of mine supplies and broken ore awaiting processing and is recorded at the lower of cost and net realizable value.

Aurizon Mines Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Mineral Properties

i) Producing Mineral Properties

Producing mineral properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Carrying values of producing mineral properties are reviewed when events or conditions occur that suggest possible impairment and, where necessary, are written down to their estimated recoverable amount, determined on a non-discounted basis. Depletion is provided over the estimated life of the asset on a unit-of-production basis using proven and probable reserves. Management's estimates of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Company's investment in property, plant and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a "care-and-maintenance" basis. In this event, all costs incurred are expensed as care and maintenance costs.

ii) Non-Producing Mineral Properties

Acquisition, exploration and development costs associated with a non-producing mineral property are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties in the case of a property placed into production. The costs of abandoned properties are charged to earnings when the property is abandoned. Net revenue derived from ore processed up to the point of attaining commercial production is credited to the related deferred expenditures. The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property or if it is determined that the property is impaired in value.

Care and maintenance costs are charged to operations during periods in which no significant exploration or development activities are being conducted.

The recoverability of the amounts capitalized in respect of non-producing mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

g) Estimates of Proven and Probable Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The Company depreciates some of its assets and accrues for reclamation on a unit-of-production basis over proven and probable reserves. Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves. It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation, depletion and reclamation in future reporting periods.

h) Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily on the unit-of-production basis and a 20% declining balance rate for machinery and equipment. Depreciation is not provided on assets not in use.

Aurizon Mines Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Revenue Recognition

The Company recognizes revenue from metals when they have been extracted and processed at the mill facilities. Revenue amounts recognized but not settled are classified as bullion settlements. The Company uses forward gold and currency contracts to manage its exposure to the fluctuating price of gold and foreign exchange movements. Gains or losses from gold hedging are recognized in revenue as hedged production is delivered.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j) Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions. Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates. The resulting gains and losses are included in the determination of earnings.

k) Provision for Reclamation Costs

All of the Company's operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site restoration costs is charged to earnings over the lives of the mines on a unit-of-production basis and in the case where the Company has assumed an obligation, the liability is recorded at its estimated fair value. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company's estimate of its ultimate reclamation liability could change due to possible changes in laws and regulations and changes in cost estimates.

l) Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in that province. The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

m) Incentive Stock Option Plan

Effective January 1, 2002, the Company adopted the new CICA accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after January 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. As permitted by the standard, in respect of stock-based payments to employees and directors, the Company has elected not to follow the fair value based method of accounting for stock options. As a result, the Company discloses in Note 8(d) the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002 using the fair value based method.

n) Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the company's assets and liabilities and the respective amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

o) Earnings Per Share

Effective January 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. Earnings (loss) per share is calculated using the weighted average number of common shares issued and outstanding during the year.

Aurizon Mines Ltd.

3. INVESTMENTS IN JOINT VENTURES

The Company's proportionate share of its interests in and results from its joint ventures (see note 5) is as follows:

	2002	2001
	$	$
ASSETS		
Current	395,012	718,014
Long-term	4,222,224	3,785,236
	4,617,236	4,503,250
LIABILITIES		
Current	2,349,900	1,919,358
Provision for reclamation costs	2,081,405	2,081,405
	4,431,305	4,000,763
JOINT VENTURERS' EQUITY	185,931	502,487
TOTAL LIABILITIES AND JOINT VENTURERS' EQUITY	4,617,236	4,503,250
REVENUES	16,372,858	13,880,853
EXPENSES	14,918,029	15,344,266
OPERATING EARNINGS (LOSS)	1,454,829	(1,463,413)
CASH PROVIDED BY (USED FOR)		
Operating activities	4,414,792	895,908
Investing activities	(2,896,976)	(285,254)
Financing activities	52,400	337,495

4. PROPERTY, PLANT AND EQUIPMENT

	2002	2001
	$	$
Cost	25,114,165	24,955,581
Accumulated depreciation	(18,490,076)	(17,879,700)
Net Book Value	6,624,089	7,075,881
Net Book Values:		
Sleeping Giant, Quebec	1,149,505	1,460,421
Casa Berardi, Quebec	4,937,838	4,985,538
Others, Canada	536,746	629,922
	6,624,089	7,075,881

Aurizon Mines Ltd.

5. MINERAL PROPERTIES

	2002			**2001**		
	Cost	**Accumulated depletion and write-downs**	**Net**	**Cost**	**Accumulated depletion and write-downs**	**Net**
	$	**$**	**$**	**$**	**$**	**$**
Producing mineral property						
Sleeping Giant, Quebec	46,095,487	(43,022,768)	3,072,719	43,481,875	(41,157,060)	2,324,815
Non-producing mineral property						
Casa Berardi, Quebec	18,071,635	-	18,071,635	15,607,377	-	15,607,377
	64,167,122	(43,022,768)	21,144,354	59,089,252	(41,157,060)	17,932,192

a) Sleeping Giant Mine and Dormex Property

The Company holds a 50% joint venture interest in the Sleeping Giant Mine near Amos, Quebec, subject to royalties of 2% of gross operating profits and a 15% net profits royalty (after recovery of all costs associated with the development of the property).

During 2002, the Company was provided with a $52,400 (2001 - $337,495) non-repayable government grant to fund exploration activity at the Sleeping Giant Mine.

During 2000, the Company recorded a $1,700,000 write-down of its Sleeping Giant Mine as a result of continuing low gold prices.

The Company owns a 50% interest in the non-producing Dormex property that surrounds the Sleeping Giant Mine. During 2001, the Company wrote-off its investment in the Dormex property, totaling $1,073,817.

b) Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

During 2002, care and maintenance costs totaling $2,532,458 (2001 – $2,633,439; 2000 – nil) were charged to operations and the company acquired the 2% to 4% gold indexed net smelter royalty from the original vendor of the property for $1,119,600.

As at December 31, 2002, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi. Repayment of 30% of the assistance is due within 24 months, 30% within 36 months and 40% within 48 months, respectively, of the achievement of commercial production. Should commercial production be reached at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

No government assistance was received for Casa Berardi in 2002 (2001 – nil; 2000 - $103,759).

c) Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property. On the first 220,000 ounces of gold production from Beaufor, the Company will receive a royalty of $5 per ounce on 50% of the production if the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce if gold prices are above US$300. On production in excess of 220,000 ounces, the Company will receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

During 2002, the Company received royalties totaling $350,400 in respect of the Beaufor mine. There was no commercial production from the Perron property in 2002.

During 2001, the Company sold its 50% interest in the Beaufor mine and 100% interest in the Perron property for cash consideration of $1,664,384 and future royalties. The Company recorded a loss on disposition of $250,679.

Aurizon Mines Ltd.

6. **LONG-TERM DEBT**

a) Casa Berardi Acquisition Obligation

During 2002, the Company paid $5 million to the vendor of Casa Berardi, of which $3,880,400 represented the settlement of the final acquisition obligation owed at December 31, 2001 and the balance of $1,119,600 related to the acquisition of the 2% to 4% gold indexed net smelter royalty.

During 2001, the Company renegotiated the Casa Berardi acquisition obligation which resulted in interest charges of 10% per annum on the outstanding balance, payable quarterly in shares of the Company. As consideration for the renegotiation, the Company issued one million common shares to the lender at a fair value of $350,000. This was recorded as a deferred finance cost and was to be amortized over the period to maturity. As at December 31, 2001, the unamortized costs totaled $291,667. As a result of the repayment of the remaining acquisition obligation, the $291,667 has been charged to operations in 2002.

b) Hydro Quebec Obligation

During 2002, the Company was permitted to defer payment of $118,356 of additional monthly hydro charges at Casa Berardi and then repaid this balance together with $323,106 owing at December 31, 2001, in July 2002. The deferred hydro charges were accruing interest at 9.3% per annum.

c) Interest expense on long-term debt in 2002 was $206,177 (2001 - $212,394; 2000 – nil).

7. **PROVISION FOR RECLAMATION COSTS**

The Company has estimated post-closure and site reclamation costs totaling $3,636,405 (2001 - $3,636,405) all of which has been accrued at December 31, 2002 (2001 - $3,636,405). In 2000, the estimated provision for reclamation costs at Casa Berardi was reduced by $1,095,000. This amount was applied against mineral properties as the original estimate of $2,650,000 was recorded on acquisition. Reclamation costs expensed in 2002 were nil (2001 – nil; 2000 - $120,031).

8. **SHARE CAPITAL**

a) Authorized:

100,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b) Issued and fully paid:

	Shares	Amount
COMMON SHARES		$
December 31, 1999	38,282,193	62,225,850
Exercise of stock options	75,000	11,250
Exercise of warrants	121,666	97,332
December 31, 2000	38,478,859	62,334,432
Exercise of stock options	463,000	69,450
Renegotiation of debt	1,000,000	350,000
Payment of interest	320,907	96,438
December 31, 2001	40,262,766	62,850,320
Exercise of stock options	375,000	274,900
Payment of interest	639,246	289,745
Private placements	21,375,925	19,559,396
Exercise of warrants	350,000	221,500
December 31, 2002	63,002,937	83,195,861

Aurizon Mines Ltd.

8. **SHARE CAPITAL (Continued)**

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit ("Unit") resulting in gross proceeds of $5,010,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003. In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

On June 25, 2002 the Company completed a private placement of 7,100,000 shares at a price of $1.15 per share resulting in gross proceeds of $8,165,000. In addition, the Company issued broker warrants entitling the holder to purchase 426,000 shares at a price of $1.32 per share on or before June 25, 2004.

On December 23, 2002 the Company completed a Private Placement of 5,185,185 flow through common shares and 740,740 common shares, both at a price of $1.35 per share, resulting in gross proceeds of $8,000,000. In addition, the Company issued broker warrants entitling the holder to purchase 355,555 common shares at a price of $1.35 per share on or before December 23, 2004.

Issue costs relating to the above private placements totaled $1,615,604.

c) Warrants

Warrants issued to brokers and private placement investors as at December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

	2002		2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	-	-	-	-
Granted	5,708,055	$0.74	-	-
Exercised	(350,000)	$0.63	-	-
Outstanding at end of year	5,358,055	$0.75	-	-

Summary of information about the warrants outstanding and exercisable at December 31, 2002 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$0.62 - $0.65	4,576,500	0.5 years	$0.65
$1.32 - $1.35	781,555	1.5 years	$1.33

d) Incentive Stock Options

The Company maintains an incentive stock option plan ("the plan") covering directors and certain key employees. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant. The maximum number of options available under the plan may not exceed 7,000,000 shares.

The status of stock options granted to employees and directors as at December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

	2002		2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	3,687,000	$0.84	4,395,000	$0.75
Granted	1,390,000	$1.07	-	-
Exercised	(375,000)	$0.73	(463,000)	$0.15
Expired	(615,000)	$0.81	(245,000)	$0.53
Outstanding at end of year	4,087,000	$0.93	3,687,000	$0.84

Aurizon Mines Ltd.

8. SHARE CAPITAL (Continued)

Summary of information about the incentive stock options outstanding and exercisable at December 31, 2002 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$0.60 - $0.80	2,130,000	1.0 year	$0.73
$1.00 - $1.35	1,957,000	2.0 years	$1.15

As permitted by the new accounting standard for stock-based compensation, the Company has elected not to follow the fair value based method of accounting for stock options. As a result, the Company discloses the pro-forma effect of accounting for incentive stock options granted subsequent to January 1, 2002 using the fair value based method.

The following is the Company's pro forma loss with the fair value method applied to all options issued during the year:

	2002
	$
Loss for the year	(2,768,906)
Compensation expense related to fair value of stock options	(553,046)
Pro forma loss for the year	(3,321,952)
Pro forma loss per share:	
Basic and Diluted	(0.06)

The fair value of each option grant is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2002
Expected volatility	66%
Risk-free interest rate	3.24%
Expected lives	2 years
Dividend yield	nil

9. CONVERTIBLE DEBENTURES

During 1998, the Company issued a $7,000,000 non-interest bearing convertible debenture for net proceeds of $6,517,534. The debentures, which are collateralized by the Company's 50% interest in the Sleeping Giant Mine, mature on May 31, 2003, and are convertible in whole or in part, into common shares of the Company at $0.60 per share, at any time prior to maturity. On May 31, 2003, these debentures automatically convert into 11,666,690 common shares of the Company.

The debentures have been classified as a component of equity as, given the nature of the conversion features and the Company's right to settle the debentures by the issuance of common shares, they are considered to represent permanent capital.

Aurizon Mines Ltd.

10. EARNINGS PER SHARE

Earnings (loss) per share has been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2002 of 51,942,493 shares (2001 - 39,013,351 shares, 2000 - 38,367,748 shares).

For the purposes of calculating diluted earnings per share, the convertible debentures, private placement warrants and incentive stock options would result in the addition of 11,666,690, 1,951,992 and 861,824 common shares, respectively to the weighted average number of shares outstanding.

11. INCOME TAXES

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expense is as follows:

	2002	2001	2000
	$	$	$
Income tax recovery at statutory rates	(947,895)	(2,229,973)	(3,800,345)
Increase (decrease) in taxes from:			
Tax benefits not recognized	947,895	2,229,973	3,800,345
Large corporations tax	60,634	44,555	43,271
	60,634	44,555	43,271

The components of future tax assets are as follows:

	2002	2001
	$	$
Resource assets	7,228,183	7,736,089
Provision for reclamation costs	1,037,830	1,037,830
Other	452,627	82,327
Non-capital losses	3,081,934	1,661,530
	11,800,574	10,517,776
Valuation allowance	(11,800,574)	(10,517,776)
Future income tax assets	-	-

The Company has approximately $50 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $8.8 million which may be carried forward until 2006 to 2009, before expiring. No benefit has been recognized in respect of these amounts. The deductibility of certain of the amounts is restricted to income from certain properties.

12. COMMITMENTS

a) The Company leases office space under two agreements. Under one agreement expiring on August 31, 2005, the Company has subleased the office space resulting in a net obligation of approximately $25,000 per annum. Under a second agreement expiring, February 29, 2004, the Company's obligation approximates $42,000 per annum.

b) The Company is obliged under the terms of a hydro contract at Casa Berardi to subscribe to minimum power consumption costs totaling $48,000 per month until May 31, 2003.

Aurizon Mines Ltd.

13. CASH FLOW INFORMATION

a)   Analysis of Change in Non-cash Working Capital Items

	2002	2001	2000
	$	$	$
Accounts receivable	22,747	7,252	375,999
Bullion settlements	(129,517)	629,239	1,807,685
Inventory	114,625	(60,300)	11,960
Prepaids	(81,720)	40,500	(64,709)
Accounts payable and accrued liabilities	34,129	(860,521)	(440,390)
Decrease (increase) in non-cash working capital	(39,736)	(243,830)	1,690,545

b)   Supplemental Cash Flow Information

	2002	2001	2000
	$	$	$
Non-cash Investing and Financing Activities			
Shares issued to pay interest	289,745	96,438	-
Shares issued for finance costs	-	350,000	-

c)   During 2002, the Company paid taxes of $239,846 (2001 - $1,490; 2000 - $260,709) and interest of $15,878 (2001 - $13,406; 2000 – nil).

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, bullion settlements, accounts receivable, accounts payable and long-term debt.

At December 31, 2002, the Company held 2,000 ounces of gold spot deferred contracts for 2003 at an average delivery price of US$330 per ounce. The unrealized mark-to-market value of these gold contracts using the December 31, 2002 spot price of US$343 and a foreign exchange rate of C$/US$1.5796 was approximately negative $41,000. The Company also held US$2.0 million of foreign currency contracts for 2003 at an average conversion rate of 1.606 into Canadian dollars. Using a foreign exchange rate at December 31, 2002 of C$/US$1.5796, the unrealized mark-to-market gain was approximately $53,000.

Aurizon Mines Ltd.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company's balance sheets and statements of loss and deficit is summarized as follows:

a) Balance Sheets

	2002	2001
	$	$
Bullion settlements under Canadian GAAP	606,045	476,528
Bullion settlements under U.S. GAAP (g)	-	-
Deferred finance costs under Canadian GAAP	-	291,667
Deferred finance costs under U.S. GAAP (e)	64,329	452,489
Mineral properties – under Canadian GAAP	21,144,354	17,932,192
Cumulative exploration expenditures written off under U.S. GAAP (c)	(9,101,522)	(9,101,526)
Mineral properties – under U.S. GAAP	12,042,832	8,830,666
Convertible debenture shown as debt under Canadian GAAP	-	-
Convertible debenture shown as debt under U.S. GAAP (e)	6,961,616	6,904,037
Shareholders' equity – under Canadian GAAP	36,136,470	18,659,281
Deficit – under Canadian GAAP	54,319,868	51,550,962
Deficit – under U.S. GAAP	(66,649,278)	(63,659,245)
Contributed surplus arising from convertible debenture warrants under U.S. GAAP (e)	287,893	287,893
Convertible debentures shown as equity under Canadian GAAP (e)	(6,517,534)	(6,517,534)
Shareholders' equity – under U.S. GAAP	17,577,419	321,357

b) Statements of Operations and Deficit

	2002	2001	2000
	$	$	$
Loss - under Canadian GAAP	(2,768,906)	(6,071,508)	(8,377,362)
Exploration expenditures and write-down of mineral properties(c)	-	1,518,498	3,755,280
Amortization of deferred financing charges (e)	(96,493)	(96,493)	(96,493)
Accretion of convertible debentures (e)	(57,579)	(57,579)	(57,579)
Unrealized derivative gains (f)	12,330	-	5,750
Revenue recognition (g)	(79,385)	577,149	1,283,647
Cumulative impact of adopting SAB101 (g)	-	-	(1,963,684)
Loss - under U.S. GAAP	(2,990,033)	(4,129,933)	(5,450,441)
Loss per common share before adoption of SAB101	-	-	(0.12)
Basic and diluted loss per common share - under U.S. GAAP	(0.06)	(0.11)	(0.14)
Deficit - under U.S. GAAP - Beginning of Year	(63,659,245)	(59,529,312)	(54,078,871)
Loss - under U.S. GAAP	(2,990,033)	(4,129,933)	(5,450,441)
Deficit - under U.S. GAAP - End of Year	(66,649,278)	(63,659,245)	(59,529,312)

Aurizon Mines Ltd.

15. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)**

c) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

d) Stock-Based Compensation

In accordance with the Statement of Financial Accounting Standards Board No. 123, "Accounting for stock-based Compensation", which became effective for fiscal years beginning after December 15, 1996, the Company has opted, for financial statement presentation purposes, not to apply the fair value-based accounting method to stock-based awards granted to employees.

e) Convertible Debentures

Under Canadian GAAP, the convertible debentures referred to in note 9 are accounted for as equity, whereas under U.S. GAAP, they would be accounted for as a long-term liability.

Under U.S. GAAP, warrants attached to a convertible debenture must be allocated as part of the original proceeds and shown separately as a permanent component of equity. The principal amount of the debt will be returned to its face value over the life of the instrument with the accretion being charged to earnings. The costs of issuing the instrument would also be treated as deferred financing charges and amortized over its term.

f) Accounting for Derivative Instruments and Hedging Activities

At December 31, 2002, the Company had outstanding gold and foreign exchange derivative instruments with an unrealized mark-to-market gain of $12,330.

g) Revenue Recognition

The Company recognizes revenue from metals when they have been extracted and processed at the mill facilities. Revenue amounts recognized but not settled are classified as bullion settlements. Under U.S. GAAP, revenue is not recorded before title has passed.

h) New Pronouncements

    i) Asset Retirement Obligations

    The Financial Accounting Standards Board ("FASB") has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

    The Canadian Institute of Chartered Accountants ("CICA") has approved, subject to written ballot, a new Handbook section, "Asset Retirement Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company is assessing the impact of this new standard which will be adopted on January 1, 2003.

Aurizon Mines Ltd.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii) Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, "Impairment of Long-Lived Assets", which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

iii) Hedging Transactions

The CICA has issued Accounting Guideline 13, "Hedging Relationships," (AcG 13) which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG 13. These amendments are expected to be finalized in the first half of 2003. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

iv) FASB 145

The FASB has issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURIZON MINES LTD.



Date: May 20, 2003

Ian S. Walton
Executive Vice President and
Chief Financial Officer

CERTIFICATIONS

I, David P. Hall, Chairman, President and Chief Executive Officer of Aurizon Mines Ltd., certify that:

1. I have reviewed this annual report on Form 20-F of Aurizon Mines Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

    (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



_____
David P. Hall
Chairman, President and Chief Executive Officer

May 20, 2003

I, Ian S. Walton, Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd., certify that:

1. I have reviewed this annual report on Form 20-F of Aurizon Mines Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

    (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



_____
Ian S. Walton
Executive Vice-President and Chief Financial Officer

May 20, 2003

Exhibit Index

1.1   Articles and By-Laws (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 1992, on file with the Commission, as filed on October 18, 1993, under Commission file number 000-22672).

2.1   Shareholder Rights Plan dated December 14, 2000 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.1   Property Purchase Agreement dated April 30, 1998 between Aurizon Mines Ltd. and TVX Gold Inc. (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission).

4.2   Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. dated April 18, 2002 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2001, on file with the Commission).

4.3   Underwriting Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. and Haywood Securities Inc. dated June 3, 2002.

4.4   Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc., Dundee Securities Corporation, Haywood Securities Inc., and Canaccord Capital Corporation dated December 23, 2002.

4.5   Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation and National Bank Financial Inc., dated May 9, 2003.

4.6   Beaufor Mine and Perron Property Sale Agreement dated April 5, 2001 between Aurizon Mines Ltd. and Richmont Mines Inc. (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.7   Mining lease: Sleeping Giant Mine (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.8   Mining lease: Casa Berardi Mine (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

10.1   Management Information Circular dated April 30, 2003.

12.0   Section 906 Certifications by the Chief Executive and Chief Financial officers.

UNDERWRITING AGREEMENT

June 3, 2002

Aurizon Mines Ltd.
Suite 900 - 510 Burrard Street
Vancouver, British Columbia
V6C 3A8

Attention: David P. Hall
**   President and Chief Executive Officer**

Dear Sirs/Mesdames:

National Bank Financial Inc. and Haywood Securities Inc. (collectively, the "**Underwriters**" and each individually an "**Underwriter**") hereby offer to purchase from Aurizon Mines Ltd. (the "**Company**") and the Company agrees to issue and sell the Underwriters 7,100,000 subscription receipts (the "**Subscription Receipts**") of the Company or, in the circumstances described herein, an equivalent number of common shares in the capital of the Company (as applicable, the **Offered Securities**") in accordance with the terms and conditions described in this agreement. The offer of the Offered Securities by the Company is hereinafter referred to as the "**Offering**".

In consideration of the services to be rendered by the Underwriters in connection with the Offering, including (i) assisting in preparing documentation relating to the sale of the Offered Securities, (ii) distributing the Offered Securities to the public, both directly and indirectly, (iii) performing administrative work in connection with the Offering, and (iv) all other services arising out of this agreement, the Company agrees to pay the Underwriting Fee (as hereinafter defined) and to issue the Compensation Warrants (as hereinafter defined) to the Underwriters at the Time of Closing.

The Company and the Underwriters acknowledge and agree that if a separate fee were to have been charged to the Company for the services described in item (ii) of the preceding paragraph, such separate fee would represent more than fifty percent (50%) of the Underwriting Fee, and the Company further acknowledges and agrees that the Underwriters, in connection with the Underwriting Fee, will rely on the foregoing in not charging Canadian Federal Goods and Services Tax on the Underwriting Fee. The Company agrees that should the Canada Customs and Revenue Agency determine that Goods and Services Tax should have been charged on all or any part of the Underwriting Fee, the Company will forthwith pay to the Underwriters any such tax to the extent determined to be exigible.

The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them, such remuneration to be payable by the Underwriters.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.   **Interpretation**

1.1   Unless expressly provided otherwise, where used in this agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"**Applicable Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Provinces, the securities laws of the United States and the states thereof and the securities legislation of each other relevant jurisdiction and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements and blanket orders and rulings of the Securities Commissions, the United States Securities and Exchange Commission and each other relevant securities regulatory authority;

"**Approval Date**" means the date on which all of the Required Approvals have been obtained by the Company;

"**Business Day**" means a day other than a Saturday, Sunday or statutory or banking holiday in the Province of British Columbia or Ontario;

"**Closing Date**" means the date on which the Offering is to be completed, as specified in Schedule "A" to this agreement;

"**Company**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Company's Information Record**" means any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Company which has been or is publicly disseminated by or with the consent of the Company, whether pursuant to any Applicable Securities Laws or otherwise;

"**Compensation Warrant Certificates**" means the warrant certificates to be executed by the Company evidencing the Compensation Warrants in form and substance satisfactory to the Company and the Underwriters acting reasonably;

"**Compensation Warrants**" means the compensation warrants of the Company to be issued to the Underwriters as described in Schedule "A" to this agreement;

"**due inquiry**", when used in relation to the Company, means after inquiries have been made of the appropriate officers, employees and directors of the Company who may reasonably be expected to have knowledge of facts which are material with respect to the fact in question;

"**Encumbrance**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

"**Escrow Agent**" means such person who is mutually acceptable to the Company and the Underwriters to act as escrow agent pursuant to the Escrow Agreement or any successor thereto pursuant to the Escrow Agreement;

"**Escrow Agreement**" means the escrow agreement to be entered into between the Company, the Underwriters and the Escrow Agent, as escrow agent, in respect of the Escrowed Amount (if the Offered Securities are to be issued as Subscription Receipts);

"**Escrowed Amount**" shall have the meaning ascribed to such term in Schedule "A" to this agreement;

"**Exchange**" means the Toronto Stock Exchange;

"**including**" means including without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

"**Indemnified Party**" shall have the meaning ascribed thereto in Section 9.1;

"**material change**" means a material change for the purposes of the Applicable Securities Laws or, where undefined under the Applicable Securities Laws of a jurisdiction, means a change in the business, operations or capital of the Company or its subsidiaries, that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the Company's board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

"**material fact**" means a material fact for the purposes of the Applicable Securities Laws or, where undefined under the Applicable Securities Laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

"**misrepresentation**" means a misrepresentation as defined under the Applicable Securities Laws or, where undefined under the Applicable Securities Laws of a jurisdiction, means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"**Multilateral Instrument**" means Multilateral Instrument 45-102 - Resales of Securities;

"**NBF**" means National Bank Financial Inc.;

"**Offered Securities**" means, as determined in the circumstances described in Schedule "A" hereto, either: (i) 7,100,000 Subscription Receipts; or (ii) 7,100,000 Shares;

"**Offering**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Outstanding Convertible Securities**" means all options (whether put or call options), including options granted or proposed to be granted to officers, directors, employees or consultants, share purchase or acquisition rights or warrants and other convertible securities outstanding as at the date of this agreement, whether issued pursuant to an established plan or otherwise;

"**person**" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"**Purchasers**" means, collectively, each of the purchasers of Offered Securities pursuant to the Offering, including, if applicable, the Underwriters;

"**Qualifying Provinces**" means each of the provinces of Canada described in Schedule "A" to this agreement;

"**Required Approvals**" means all shareholder and regulatory approvals to be obtained by the Company so as to permit the automatic exercise of the Subscription Receipts into Underlying Shares or the direct issuance of Shares as the Offered Securities, including the requisite approval of the shareholders of the Company at the Company's annual meeting to be held on June 18, 2002;

"**Securities Commissions**" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces and "**Securities Commission**" means a securities commission or other securities regulatory authority in any one Qualifying Province as the context may require;

"**Selling Group**" means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the fourth paragraph of this agreement;

"**Shares**" means common shares in the capital of the Company;

"**Subscription Agreements**" means, collectively, the subscription agreements entered into between, *inter alia*, the Purchasers, the Underwriters and the Company in respect of the Offering;

"**Subscription Receipts**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Subscription Receipt Certificates**" means the subscription receipt certificates to be executed by the Company evidencing the Subscription Receipts;

"**subsidiary**" has the meaning given to such term under the *Securities Act* (British Columbia);

"**Survival Limitation Date**" means the second anniversary of the Closing Date;

"**Time of Closing**" means the time on a Closing Date at which the Offering is to be completed, as specified in Schedule "A" to this agreement;

"**Underlying Compensation Shares**" means the Shares issuable upon exercise of the Compensation Warrants;

"**Underlying Shares**" means the Shares issuable upon the automatic exercise of the Subscription Receipts (if the Offered Securities are to be Subscription Receipts), as more particularly described in Schedule "A" hereto;

"**Underwriters**" and "**Underwriter**" shall have the meanings ascribed thereto in the first paragraph of this agreement; and

"**Underwriting Fee**" means the fee payable to the Underwriters as specified in Schedule "A" to this agreement; and

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to the jurisdiction of the United States of America.

1.2   The division of this agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this agreement. In this agreement, words importing the singular number only shall include the plural and *vice versa* and words importing gender shall include all genders.

1.3   Any action or payment required or permitted to be taken or made hereunder on a day which is not a Business Day shall or may be, as the case may be, taken or made on the next succeeding Business Day with the same force and effect as if taken or made within the period for the taking or making of such action.

1.4   This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and time shall be of the essence hereof.

1.5   All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.6   The following are the schedules attached to this agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

        Schedule A -   Details of the Offering

        Schedule B -   Details as to Outstanding Convertible Securities

        Schedule C -   Terms and Conditions for United States Offers and Sales of Offered Securities

        Schedule D -   Details of Encumbrances

2.   **Nature of Transaction**

2.1   Subject to the terms and conditions of this agreement, the Underwriters severally (and not jointly or jointly and severally) in proportion to their respective interests as set out in Section 13.1 offer to purchase from the Company and, by its acceptance of this agreement, the Company agrees to issue and sell to the Underwriters at the Time of Closing all but not less than all of the Offered Securities at a price of $1.15 per Subscription Receipt or Share, as applicable, being an aggregate purchase price of $8,165,000.

2.2   Each Purchaser who is resident in a Qualifying Province shall purchase under one or more "private placement" exemptions so that the purchases will be exempt from the prospectus requirements of the Applicable Securities Laws. Each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws. The Company hereby agrees to use its commercially reasonable best efforts to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Offered Securities to the Purchasers, including by filing within the periods stipulated under Applicable Securities Laws and at the Company's expense all private placement forms required to be filed by the Company and the Purchasers, respectively, in connection with the Offering and paying all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. The Underwriters will notify the Company with respect to the identity of each Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Company to secure compliance with all relevant regulatory requirements under Applicable Securities Laws relating to the sale of the Offered Securities.

2.3   If the Offered Securities are to be issued as Subscription Receipts, they shall be issued pursuant to this agreement and the automatic exercise thereof shall be governed by the provisions of the Subscription Receipt Certificates, such Subscription Receipt Certificates to be in a form satisfactory to the Company and the Underwriters, acting reasonably.

2.4   Any offer and sale of the Offered Securities in the United States shall be made in accordance with the terms and conditions set out in Schedule "C" to this agreement, which terms and conditions and the representations, warranties and covenants of the parties are hereby incorporated by reference.

3.   **Representations, Warranties and Covenants of the Underwriters**

3.1   The Underwriters hereby represent, warrant and covenant with the Company that they will (and will use their commercially reasonable best efforts to cause the members of the Selling Group to): (i) conduct and have conducted activities in connection with arranging for the sale of the Offered Securities in compliance with the Applicable Securities Laws; (ii) not solicit and have not solicited offers to purchase or sell the Offered Securities so as to require registration of, or filing of a prospectus, offering memorandum or similar disclosure document with respect to, the Offered Securities (or, if applicable, the Underlying Shares to be issued upon the automatic exercise the Subscription Receipts), under the laws of any jurisdiction, including the United States or any state thereof, and not, without the consent of the Company or as otherwise contemplated in this agreement, solicit offers to purchase or sell the Offered Securities in any jurisdiction outside of the Qualifying Provinces where the solicitation or sale of the Offered Securities would result in any ongoing disclosure requirements in such jurisdiction, any registration requirements in such jurisdiction except for the filing of a notice or report of the solicitation or sale, or where the Company may be subject to liability in connection with the sale of the Offered Securities which is materially more onerous than its liability under, taken together, the Applicable Securities Laws in the Qualifying Provinces and the applicable securities legislation to which it is subject as at the date of this agreement; (iii) obtain from each Purchaser an executed Subscription Agreement in a form reasonably acceptable to the Company and to the Underwriters relating to the transactions herein contemplated, together with all documentation (including questionnaires and undertakings required by the Exchange) as may be necessary in connection with subscriptions for Offered Securities; (iv) refrain and have refrained from providing to prospective purchasers an offering memorandum within the meaning of Applicable Securities Laws and from advertising the Offering in (A) printed media of general and regular paid circulation, (B) radio, (C) television, or (D) telecommunication (including electronic display) and not make use of any green sheet or other internal marketing document without the consent of the Company, such consent to be promptly considered and not to be unreasonably withheld; and (v) use their commercially reasonable best efforts to ensure that the Offered Securities are not sold to any Purchaser which is known to them to be engaged in or carrying on the business of mining or mineral exploration or development.

4.   **Representations, Warranties and Covenants of the Company**

4.1   The Company hereby represents, warrants and covenants to and with the Underwriters, for their own benefit and in trust for the benefit of the Purchasers, that:

4.1.1   General Matters

(a)   as at the date hereof: (i) the authorized capital of the Company consists of 100,000,000 Shares and 100,000,000 preferred shares of which 8,050,000 are designated as Series "A" Convertible Preferred Shares and 1,135,050 are designated as Series "B" Convertible Preferred Shares; and (ii) the issued and outstanding capital of the Company consists solely of 49,279,468 Shares, all of which have been issued as fully paid and non-assessable;

(b)   the Company (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of the Province of British Columbia; (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) will have all required corporate power and authority to create, issue, allot and sell, as the case may be, the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares at the time of their issuance, to enter into this agreement, the Escrow Agreement and the Subscription Agreements and to execute the Subscription Receipt Certificates (if the Offered Securities are to be issued as Subscription Receipts) and the Compensation Warrant Certificates and to carry out the provisions of this agreement, Escrow Agreement, the Subscription Agreements, the Subscription Receipt Certificates (if the Offered Securities are to be issued as Subscription Receipts) and the Compensation Warrant Certificates;

(c)   the Company has no subsidiary, whether through direct or indirect holdings of securities, which is material to the Company;

(d)   except as disclosed in the Company's Information Record, the Company does not own and does not have any agreements of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any person and the Company does not have any agreements to acquire or lease any other business operations;

(e)   the Company is in all material respects conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Time of Closing be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (actual or proposed, whether financial or otherwise) of the Company, taken as a whole, and except for the failure to be so qualified or the absence of any such licence, registration or qualification which does not and will not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(f)   attached as Schedule "B" is a complete list of all Outstanding Convertible Securities of the Company and, except as contemplated herein or under the terms of the securities listed in Schedule "B", no person now has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company;

(g)   to the best of the Company's knowledge, information and belief, after due inquiry, other than the constating documents of the Company (to the extent that they would constitute an agreement), no agreement exists among the shareholders of the Company in respect of the Company and no agreement will exist at the Time of Closing;

(h)   the Company has not committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy filed against it, and at the Time of Closing, the Company will not be an insolvent person (as that term is defined in the *Bankruptcy and Insolvency Act* (Canada));

(i)   except as set out in Schedule "D" hereto, the Company is the owner of all of its property and assets used by it in connection with its business, unless leased or licensed, with good and marketable title thereto, free and clear of any Encumbrances and of any rights or privileges capable of becoming Encumbrances;

(j)   except as otherwise disclosed in the Company's Information Record, the Company is not subject to any materially adverse liabilities or obligations, direct or indirect, accrued, absolute, contingent or otherwise and, to the best of the Company's knowledge, information and belief, after due inquiry, without limiting the generality of any representation or warranty given in this agreement, there are no facts or circumstances which might reasonably serve as the basis for, or give rise to, any material adverse liabilities or obligations on the part of the Company;

(k)   the Company has not guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any person;

(l)   since December 31, 2001, except as disclosed in the Company's Information Record, the Company has carried on business in the ordinary course and there has not been:

   (i)   any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Company, other than: (A) the growth and expansion of the business of the Company and (B) those changes occurring in the ordinary course of business, none of which is materially adverse;

   (ii)   except as contemplated in this agreement, any material change in the capital stock or long-term debt of the Company, taken as a whole;

   (iii)   any material adverse change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company, taken as a whole;

   (iv)   any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Company or any direct or indirect redemption, purchase or other acquisition of any shares; or

   (v)   any change in accounting or tax practices followed by the Company;

(m)   there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Company) pending or, to the best of the Company's knowledge, information and belief, after due inquiry, threatened against or affecting the Company (including any predecessor companies) at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign which in any way materially adversely affects the Company, taken as a whole, or the condition (financial or otherwise) of the Company, taken as a whole, or which questions the validity of the Offered Securities (if the Offered Securities are to be issued as Subscription Receipts) or the Compensation Warrants or the issuance of the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) or Underlying Compensation Shares (or in the case of the Offered Securities (if the Offered Securities are to be issued as Shares), the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and the Underlying Compensation Shares, their issuance as fully paid and non-assessable) or any action taken or to be taken by the Company pursuant to or in connection with this agreement;

(n)   the Company is not in default or in breach in any material respect of, and the execution and delivery of this agreement, the Escrow Agreement, the Subscription Agreements, the Subscription Receipt Certificates (if the Offered Securities are to be issued as Subscription Receipts) and the Compensation Warrant Certificates by the Company, the performance and compliance with the terms of such agreements and certificates and the issue and sale of the Offered Securities (and, if applicable, the Underlying Shares) and the Compensation Warrants by the Company will not result in any material breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Company or any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to any of them;

(o)   the Company is, and will at the Time of Closing be, a "reporting issuer" (or its equivalent), not in default, in each of the Provinces of British Columbia, Québec and Ontario and will use its commercially reasonable best efforts to maintain such status for a period from the date hereof up to and including the first anniversary of the Closing Date. In particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(p)   the Company is, and will at the Time of Closing be, a "qualifying issuer" within the meaning of the Multilateral Instrument;

(q)   no portion of the Company's Information Record to the date hereof contained a misrepresentation as at its date of public dissemination (provided that the foregoing representation is not intended to extend to information and statements in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(r)   the auditors who audited the consolidated financial statements of the Company most recently delivered to the securityholders of the Company (or delivered to securityholders prior to the Closing Date) and delivered their report with respect thereto are independent public accountants as required by Applicable Securities Laws;

(s)   there has never been any reportable disagreement during the five year period preceding the date of this agreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Company;

(t)   the currently issued and outstanding Shares are listed and posted for trading on the Exchange and no order ceasing or suspending trading in any securities of the Company or prohibiting the issue and sale of the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares or the trading of any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the best of the Company's knowledge, information and belief, after due inquiry, threatened;

(u)   Computershare Trust Company of Canada has been duly appointed as the registrar and transfer agent for the Shares at its principal transfer office in the City of Vancouver;

(v)   the Company has filed all federal, provincial, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the assets and properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that has been disclosed to the Underwriters and is currently being contested in good faith. The Company has withheld from each payment made to any of its past or present employees, officers or directors, the amount of all taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under the applicable legislation;

(w)   the Company has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or its subsidiaries, except for taxes not yet due and there are no audits known by the Company or, to the best of the Company's knowledge, information and belief, after due inquiry, to be pending, of the tax returns of the Company (whether federal, provincial, local or foreign) and to the best of the Company's knowledge, information and belief, after due inquiry, there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(x)   none of Canada Customs and Revenue Agency, Taxation and Excise or any provincial, state or foreign taxation authority has asserted or, to the best of the Company's knowledge, information and belief, after due inquiry, threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company filed for any year which would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(y)   the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(z)   the Company nor, to the best of the Company's knowledge, information and belief, after due inquiry, any other party is in default in the observance or performance of any material term or material obligation to be performed by any of them under any material contract and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(aa)   the Company owns or possesses adequate enforceable rights to use all trademarks, copyrights or trade secrets used or proposed to be used in the conduct of its business (the "**Proprietary Rights**") and, to the best of the Company's knowledge, information and belief, after due inquiry, the Company is not infringing upon the rights of others with respect to the Proprietary Rights and no others have infringed the Proprietary Rights;

(bb)   the net proceeds of the Offering will be used in the manner specified in Schedule "A" hereto and for no other purpose;

(cc)   this agreement, the Escrow Agreement, the Subscription Agreements, the Subscription Receipt Certificates (if the Offered Securities are to be issued as Subscription Receipts), the Compensation Warrant Certificates and all other contracts and documentation required in connection with the issue and sale of the Offered Securities, the Compensation Warrants and the distribution of the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares shall be, prior to the Closing Date, duly authorized, executed and delivered by the Company, and each shall be a valid and binding obligation of the parties thereto enforceable in accordance with its terms, except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, moratorium or similar laws affecting creditor's rights generally, (ii) general equitable principles, or (iii) limitations under applicable law in respect of rights of indemnity, contribution and waiver of contribution;

(dd)   the attributes of the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares will conform in all material respects with the description thereof in this agreement and the Subscription Agreements;

(ee)   the forms of the certificates representing the Shares, Offered Securities (if the Offered Securities are to be issued as Subscription Receipts) and Compensation Warrants have been duly approved by the directors of the Company and comply with the provisions of the *Company Act* (British Columbia) and, to the extent applicable, the rules and policies of the Exchange;

(ff)   there is no person acting or purporting to act at the request of the Company, other than the Underwriters, who is entitled to any brokerage, underwriting or similar fee in connection with the transactions contemplated herein;

(gg)   the Company has its property and assets insured against loss or damage by insurable hazards or risks. Such insurance coverage is of a type and in an amount typical to the business in which the Company operates as conducted by a reasonably prudent person, based on the advice of reputable insurance brokers consulted by the Company. The Company has not made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. The Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as an when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not be reasonably expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(hh)   except as disclosed in the Company's Information Record and to the best of the Company's knowledge, information and belief, after due inquiry, none of the directors or officers of the Company, any holder of more than ten per cent (10%) of any class of shares of the Company, or any associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (British Columbia)), has any material interest, direct or indirect, in any material transaction or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company;

(ii)   the Company will promptly notify the Underwriters in writing if, prior to the Time of Closing, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control, management or prospects of the Company;

(jj)   the Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph; and

(kk)   the Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact as described in the proceeding two paragraphs.

4.1.2   Mining and Environmental Matters

(a)   To the best of the Company's knowledge, information and belief, after due inquiry, the Company has been and is in material compliance with all, and has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any, applicable federal, provincial, municipal, state and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (collectively, the "**Environmental and Health Laws**"), relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (collectively, the "**Hazardous Substances**"), except where such non-compliance or prosecution would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(b)   to the best of the Company's knowledge, information and belief, after due inquiry, the Company has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under the Environmental and Health Laws (the "**Required Permits**") required for the operation of its business and each Required Permit is valid, subsisting and in good standing and the holders of the Required Permits are not in material default or breach thereof and no proceeding is pending or to the knowledge of the Company threatened to revoke or limit any Required Permit except where such breach or default would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(c)   to the best of the Company's knowledge, information and belief, after due inquiry, the Company has not used, except in compliance with all Environmental and Health Laws or except to the extent that the consequences would not be materially adverse to the Company, taken as a whole, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(d)   the Company has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental and Health Laws, and the Company has not settled any allegation of non-compliance short of prosecution except where such non-compliance would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company nor has the Company received notice of any of the same;

(e)   except as ordinarily or customarily required by applicable permits, the Company has not received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental and Health Laws except where such action would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole. The Company has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites except where such inquiries would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(f)   the Company, taken as a whole, own, controls or has legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the material mineral exploration and/or mining activities as currently being undertaken and has obtained or, upon performance of all conditions precedent will be able to obtain such rights, titles and interests as may be required to implement its plans on properties which are material to the Company, taken as a whole, and is not in material default of such rights, titles and interests;

(g)   to the best of the Company's knowledge, information and belief, after due inquiry, all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Company in order to maintain the Company's interest therein, if any, have been performed to date and the Company has complied in all material respects with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and mining rights that the Company intends to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a material adverse effect on the Company, on a consolidated basis. All such mining claims and mining rights are in good standing in all material respects as of the date of this agreement;

(h)   to the best of the Company's knowledge, information and belief, after due inquiry, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company has received notice against the mining claims and the mining rights or any part thereof;

(i)   to the best of the Company's knowledge, information and belief, after due inquiry, all mining operations on the properties of the Company have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations would not have a material adverse effect on the Company, on a consolidated basis;

(j)   to the best of the Company's knowledge, information and belief, after due inquiry, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company except for ongoing assessments conducted by or on behalf of the Company in the ordinary course; and

(k)   to the best of the Company's knowledge, information and belief, after due inquiry, each of the representations and warranties in this Section 4.1.2 is also true in respect of each of the Company's joint venture, co-owner or similar partners in respect of any properties in which the Company has a direct or indirect ownership, royalty or other interest.

4.1.3   <u>Due Diligence Matters</u>

(a)   Prior to the Closing Date, the Company shall allow the Underwriters to conduct all due diligence which it may reasonably require to conduct in respect of the Offering and if one or more visits to the offices of the Company is required, such visit(s) shall be made within normal business hours; and

(b)   the minute books and corporate records of the Company made or to be made available to Fogler, Rubinoff LLP or its local agent counsel in connection with the Underwriters' due diligence investigations of the Company for the period from its date of incorporation to the date of examination thereof, are the original minute books and records of the Company or true copies thereof and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of such companies and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of such companies to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which have been disclosed to the Underwriters in writing and those which are not material in the context of the Company, taken as a whole.

4.1.4   <u>Employment Matters</u>

(a)   The Company is in all material respects in compliance with all applicable laws and regulations respecting employment and employment practices;

(b)   each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant (the "**Employee Plans**") has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan. The Company does not and has not had any pension plan (as that term is defined in the *Pension Benefits Standards Act* (British Columbia));

(c)   all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company;

(d)   there has not been and there is not to the knowledge of the Company, after due inquiry, currently any labour trouble which is adversely effecting or could adversely effect, in a material manner, the carrying on of the business of the Company; and

(e)   except as disclosed in the Company's Information Record and to the best of the Company's knowledge, information and belief, after due inquiry, the Company does not owe any monies to, nor has the Company any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at "arm's length" (as such term is defined in the *Income Tax Act* (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business. To the best of the Company's knowledge information and belief, after due inquiry, except usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm's length with it. To the best of the Company's knowledge, information and belief, after due inquiry, no officer, director or employee of the Company and no entity which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the Company which could materially adversely impact on the ability to duly and properly perform its services. To the knowledge of the Company, after due inquiry, no officer, director, employee or security holder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

4.1.5   Regulatory Matters

(a)   All necessary documents and proceedings have been or will be filed and taken and all other legal requirements have been or will be fulfilled under each of the Applicable Securities Laws in connection with the issuance and sale of the Offered Securities and the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) to the Purchasers and the Compensation Warrants and the Underlying Compensation Shares to the Underwriters (including any state private placement filing requirements).

5. **Covenants of the Company**

5.1   General Covenants

The Company hereby covenants to and with the Underwriters on their own behalf and on behalf of the Purchasers that:

(a)   the Company will enter into the Subscription Agreements with the Purchasers and, unless the Company reasonably believes that it would be unlawful to do so, accept each duly executed Subscription Agreement submitted to the Company, provided that the Company may, acting reasonably, decline to accept any Subscription Agreement submitted on behalf of a Purchaser which is known to the Company to be engaged in or carrying on the business of mining or mineral exploration or development;

(b)   the Company will use its commercially reasonable best efforts to promptly comply with all applicable filing and other requirements under all Applicable Securities Laws;

(c)   the Company will use its commercially reasonable best efforts to obtain the necessary regulatory consents from the Exchange for the sale of the Offered Securities and the issuance of the Compensation Warrants, the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and the Underlying Compensation Shares, in each case on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

(d)   the Company will use its commercially reasonable best efforts to arrange for the listing and posting for trading of the Offered Securities (if the Offered Securities are to be issued as Shares) or the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts), as applicable, and the Underlying Compensation Shares on the Exchange as soon as possible following their issue;

(e)   the Company will use its commercially reasonable best efforts to take all steps necessary for it to comply with the applicable provisions of the Multilateral Instrument and, if applicable, in the case of the Province of Québec, the terms and conditions of the blanket ruling (the "**Blanket Ruling**") issued by the Québec Securities Commission bearing decision number 2001-C-0507 granting relief similar to the Multilateral Instrument, such that the Purchasers resident in such jurisdictions where the Multilateral Instrument is in force or in the Province of Québec will be entitled to avail themselves of the four month "hold period" in respect of the Offered Securities purchased under the Offering and the Underlying Shares issuable upon the automatic exercise of the Subscription Receipts (if the Offered Securities are to be issued as Subscription Receipts) in accordance with the Multilateral Instrument or the Blanket Ruling, as applicable; and

(f)   the Company agrees not to issue or sell any Shares or financial instruments convertible or exchangeable into Shares, other than for purposes of director or employee stock options or to satisfy existing instruments already issued as of the date hereof, until 180 days following the Closing Date, without the prior consent of the Underwriters, such consent not to be unreasonably withheld.

5.2   <u>Rights of First Refusal</u>

The Company hereby grants to NBF the right of first refusal to be appointed and to act as lead agent with respect to any and all financings undertaken by the Company within the 12 month period beginning on the date hereof and ending at 5:00 p.m. (Vancouver time) on June 2, 2003 effected by way of the issuance of equity securities or public debt (a "**Financing**") publicly announced or otherwise determined by the Company to be proceeded with, which right shall be on the following terms and conditions:

(i)   if at any time the Company intends to publicly announce or otherwise determines to proceed with a Financing (or enter into a transaction as a result of which the Company anticipates that it will publicly announce or otherwise determine to proceed with a Financing), it shall prior to such announcement or determination to proceed, give written notice to NBF (the "**Notice**") of such intention, which Notice shall contain the material terms of such Financing, including:

(A)   the size (or range) of such proposed Financing:

(B)   the price (or range) at which the Company proposes that such Financing be conducted (or the basis upon which the Financing will be priced, if the price or range of such Financing is not then known);

(C)   the commission or other consideration (or range thereof) to be paid in connection with such Financing;

(D)   whether the Financing is to be best efforts, underwritten or on a "bought deal" basis; and

(E)   the terms and conditions of the securities proposed to be offered pursuant to the Financing;

(ii)   within five Business Days of receipt of the Notice, NBF shall elect in writing to:

(A)   commit to undertake the Financing on the terms and conditions set out in the Notice, provided that any one or more of such terms or conditions may be amended by mutual agreement between NBF and the Company, failing which NBF shall be deemed to have elected to waive its rights, as contemplated in the following paragraph; or

(B)   waive any rights which NBF has hereunder in respect of the Financing only, whereupon the Company shall be relieved of all of its obligations hereunder in respect of such Financing only, provided that the Financing is publicly announced or an engagement letter with respect to such Financing is executed by the Company within 20 days after the date of the Notice; and

(iii)   for greater certainty, the obligations of the Company to NBF in respect of the Financing shall be revived, notwithstanding a waiver or deemed waiver by NBF, in the event that the Company proposes to amend the terms of the Financing or the terms of compensation to the agent(s) or underwriter(s) for the Financing, in either case in a manner which could reasonably be expected to cause NBF to reconsider its waiver or deemed waiver.

6.   **Conditions to Purchase Obligation**

6.1   The following are conditions of the Underwriters' and the Purchasers' obligations to close the purchase of the Offered Securities from the Company as contemplated hereby, which conditions the Company covenants to exercise its commercially reasonable best efforts to have fulfilled at or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Underwriters on their own behalf and on behalf of the Purchasers:

(a)   the Company's board of directors shall have authorized and approved this agreement, the Escrow Agreement (if the Offered Securities are to be issued as Subscription Receipts), the forms of Subscription Agreements, Subscription Receipt Certificates (if the Offered Securities are to be issued as Subscription Receipts), Compensation Warrant Certificates and any other agreements or documents pursuant to which the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares are to be issued, the issuance of the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares and all matters relating to the foregoing;

(b)   the Company shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities in the Qualifying Provinces and the Exchange in connection with the Offering, on terms which are acceptable to the Company and the Underwriters, acting reasonably, on or prior to the Closing Date, it being understood that the Underwriters shall do all that is reasonably required to assist the Company to fulfil this condition;

(c)   the Offered Securities (if the Offered Securities are to be issued as Shares) or the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts), as applicable, and the Underlying Compensation Shares shall have been conditionally accepted for listing and will, as soon as possible following their issue, be posted for trading on the Exchange (subject only to the usual conditions of the Exchange);

(d)   the Company shall deliver a certificate of the Company under its corporate seal and signed on behalf of the Company, without personal liability, by the President and Chief Executive Officer of the Company and one of the other senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and their counsel and dated the Closing Date, in form and content satisfactory to the Underwriters' counsel, acting reasonably, certifying that:

   (i)   no order ceasing or suspending trading in any securities of the Company or prohibiting the issuance and sale of the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) or Underlying Compensation Shares or any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of such officers, after due inquiry, threatened;

   (ii)   the representations and warranties of the Company contained in this agreement are true and correct at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing, after giving effect to the transactions contemplated hereby; and

   (iii)   the Company has complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Time of Closing which have not otherwise been waived pursuant to the terms of this agreement;

(e)   the Company shall have accepted the Subscription Agreements with the Purchasers and, unless the Company reasonably believes it would be unlawful to do so, have accepted each duly executed Subscription Agreement submitted in accordance with Section 5.1(a) accompanied by the required subscription funds submitted to the Company;

(f)   the Company will have caused a favourable legal opinion to be delivered by its counsel addressed to the Underwriters and their counsel with respect to such matters as the Underwriters may reasonably request relating to this transaction, acceptable in all reasonable respects to the Underwriters' counsel, including to the effect that:

(i)   the Company has been incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets;

(ii)   the Company has the corporate capacity and power to execute and deliver this agreement, the Escrow Agreement (if the Offered Securities are to be issued as Subscription Receipts), the Subscription Agreements and any additional agreements or certificates relating to the issuance of the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares and to perform its obligations hereunder and thereunder;

(iii)   this agreement, the Escrow Agreement (if the Offered Securities are to be issued as Subscription Receipts), the Subscription Agreements and the other agreements, certificates or instruments pursuant to which the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares are to be issued and sold have been duly authorized, executed and delivered by the Company and are legally binding upon the Company and enforceable in accordance with their respective terms (subject to the usual qualifications);

(iv)   the authorized capital of the Company consists of 100,000,000 Shares and 100,000,000 preferred shares (whereof 8,050,000 are designated as Series "A" Convertible Preferred Shares and 1,135,050 are designated as Series "B" Convertible Preferred Shares), of which no preferred shares are issued and outstanding and, immediately prior to the Time of Closing, there were 49,279,468 Shares issued and outstanding as fully paid and non-assessable;

(v)   the Offered Securities and the Compensation Warrants have been validly created and issued;

(vi)   each of (A) the Offered Securities (if the Offered Securities are to be issued as Shares) or the Underlying Shares issuable upon the automatic exercise of the Subscription Receipts (if the Offered Securities are to be issued as Subscription Receipts), as applicable; and (B) the Underlying Compensation Shares issuable upon exercise of the Compensation Warrants, have been duly allotted and reserved for issuance and when issued in accordance with the terms of this agreement, the Subscription Receipt Certificates (if the Offered Securities are to be issued as Subscription Receipts) and the Compensation Warrant Certificates, as applicable, and, in respect of the Underlying Compensation Shares, upon receipt by the Company of the proper consideration therefor, will be validly issued as fully paid and non-assessable Shares;

(vii)   the Exchange has accepted notice of the issuance of the Offered Securities, the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and the Underlying Compensation Shares and has conditionally approved the listing and posting for trading of the Offered Securities (if the Offered Securities are to be issued as Shares) or the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts), as applicable, and the Underlying Compensation Shares subject to the usual filings;

(viii)   the execution and delivery of this agreement, the Escrow Agreement (if the Offered Securities are to be issued as Subscription Receipts), the Subscription Agreements and the other agreements, certificates or instruments pursuant to which the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares are to be issued, the fulfilment of the terms hereof and thereof, the issue, sale and delivery at the Closing Date of the Offered Securities and Compensation Warrants do not and will not result in a breach of and do not create a state of facts which after notice or lapse of time or both will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of: (i) the constating documents of the Company; or (ii) any trust indenture, agreement or instrument to which the Company is a party or by which the Company is contractually bound on the Closing Date and, in either case of which counsel is aware and in respect of which such counsel has acted;

(ix)   the offering, sale and delivery by the Company to the Purchasers of the Offered Securities and the Compensation Warrants to the Underwriters are exempt from the prospectus requirements of the Applicable Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations obtained under the Applicable Securities Laws to permit such offering, sale and delivery, other than the filing of any private placement reports, fees or undertakings required to be filed under such laws;

(x)   the Company is a "reporting issuer" under the securities legislation of each of the Qualifying Provinces and is not included in a list of defaulting reporting issuers maintained by the Securities Commission of the Qualifying Provinces;

(xi)   Computershare Trust Company of Canada at its principal offices in the City of Vancouver has been duly appointed as the transfer agent and registrar for the Shares;

(xii)   as to the first trade rights and restrictions relating to the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and Underlying Compensation Shares; and

(xiii) as to such other legal matters which counsel for the Company and the Underwriters, acting reasonably, may agree upon.

In giving such opinions, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact not within their knowledge to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy. The Company agrees, and the aforesaid legal opinion shall expressly provide, that the Underwriters may deliver copies of the opinion to each of the addressees thereof;

(g)   the Company will have caused a favourable legal opinion to be delivered by United States counsel to the Company acceptable in all reasonable respects to the Underwriters' counsel and the Company including an opinion to the effect that no registration of the Offered Securities or Underling Shares (if the Offered Securities are to be issued as Subscription Receipts) issued in the United States is required under the United States Securities Act of 1933, as amended; and

(h)   the Underwriters shall have received such other certificates, statutory declarations, opinions, agreements and materials, in form and substance satisfactory to the Underwriters and their counsel, as the Underwriters or their counsel may reasonably request.

7.   **Closing**

7.1   The Offering will be completed at the offices of the Company's legal counsel, DuMoulin Black, 10th Floor - 595 Howe Street, Vancouver, British Columbia V6C 2T5 at the Time of Closing or such other place, date or time as may be mutually agreed to, provided that if the Company has not been able to comply with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses in accordance with Section 11, indemnity in accordance with Section 9 and contribution in accordance with Section 10.

7.2   At the Time of Closing, the Company shall deliver to the Underwriters:

(a)   certificates representing the Offered Securities duly registered as the Underwriters may direct;

(b)   the Compensation Warrant Certificates duly registered as the Underwriters may direct;

(c)   the requisite legal opinions and certificates as contemplated above; and

(d)   such further documentation as may be contemplated herein or as counsel to the Underwriters or the applicable regulatory authorities may reasonably require,

against payment of the purchase price for the Offered Securities by certified cheque, wire transfer or bank draft and delivery of the Subscription Agreements and other documentation required to be provided by or on behalf of the Purchasers or the Underwriters pursuant to this agreement. The Company will, at the Time of Closing, and upon such payment of the purchase price, pay the Underwriting Fee to the Underwriters in respect of the Offered Securities and reimburse the Underwriters for all of their reasonable estimated expenses as contemplated herein incurred up to the Closing Date (or direct the Underwriters to deduct the applicable Underwriting Fee and reasonable estimated expenses from the gross proceeds of the Offering) upon the delivery by them to the Company of one or more invoices therefor, subject to any adjustment when such actual expenses are finally determined in accordance with Section 11 hereof.

7.3   With respect to any certificates representing the Offered Securities in respect of which delivery is to be made to Purchasers in any city other than the city in which the place of closing of the Offering is to occur and in which the Underwriters and the registrar and transfer agent for the Shares of the Company each have an office, the Company shall take all reasonable steps to have enabled the Underwriters to effect delivery to each such Purchaser on the Closing Date provided that reasonable notice is given by the Underwriters to the Company.

7.4   All terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to terminate their obligations to purchase the Offered Securities by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

8.   **Termination of Purchase Obligation**

8.1   Without limiting any of the foregoing provisions of this agreement, and in addition to any other remedies which may be available to them, the Underwriters shall be entitled, at their option, to terminate and cancel, without any liability, their obligations under this agreement and those of the Purchasers, by giving written notice to the Company at any time through to the Time of Closing, if:

(a)   the Underwriters are not satisfied in any reasonable respect with the results of their due diligence investigations carried out prior to the Time of Closing;

(b)   any order or ruling is issued, any inquiry, investigation or other proceeding (whether formal or informal) in relation to the Company or its directors and officers is made, threatened or announced by any officer or official of any stock exchange, Securities Commission or other regulatory authority (other than an order based solely upon the activities or alleged activities of the Underwriters) or any law or regulation is promulgated or changed which operates to prevent or restrict trading in or distribution of the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) or Underlying Compensation Shares;

(c)   there should develop, occur or come into effect any incident of national or international consequence, any law, regulation or inquiry or any other event, action or occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters, materially and adversely affects or may materially and adversely affect the financial markets in Canada or the United States generally or the business, affairs or capital of the Company, taken as a whole;

(d)   there should occur any material change or change in a material fact which, in the reasonable opinion of the Underwriters, impacts materially and adversely on the marketability of the Offered Securities; or

(e)   the Company is in breach of any material term, condition or covenant of this agreement (which has not been waived, in writing, by the Underwriters) or any material representation or warranty given by the Company in this agreement becomes or is false (and such representation or warranty is not waived, in writing, by the Underwriters),

the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of the Underwriters, acting reasonably.

8.2   The Underwriters shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in Section 8.1, provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters' entitlement to exercise this right at any time through to the Time of Closing.

8.3   The Underwriters' rights of termination contained in this Section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this agreement.

8.4   If the obligations of the Underwriters and the Purchasers are terminated under this agreement pursuant to the termination rights provided for in Section 8.1, the Company's liabilities to the Underwriters and the Purchasers shall be limited to the Company's obligations under the indemnity, contribution and expense provisions of Sections 9, 10, and 11, respectively, of this agreement.

9.   **Indemnity**

9.1   The Company hereby covenants and agrees to indemnify the Underwriters, and their respective directors, officers, shareholders, employees and agents (each being hereinafter referred to as an "**Indemnified Party**"), against all losses (other than a loss of profits), claims, actions, damages, liabilities, costs or expenses, joint or several, including reimbursement to the Underwriters upon demand of the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise, caused or incurred by reason of:

(a)   any statement (other than a statement relating solely to, and provided by, the Underwriters) contained in the Company's Information Record which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(b)   the omission or alleged omission to state in any certificate of the Company delivered hereunder or pursuant hereto or in the Company's Information Record any material fact (other than a material fact omitted in reliance upon information furnished to the Company by or on behalf of the Underwriters) required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(c)   any order made or inquiry, investigation or proceeding commenced or threatened by any Securities Commission or other competent authority based upon any misrepresentation or alleged misrepresentation in the Company's Information Record (other than a statement included in reliance upon information furnished to the Company by or on behalf of the Underwriters) which prevents or restricts the trading in or distribution to the public, as the case may be, of any of the Offered Securities, Compensation Warrants, Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) or Underlying Compensation Shares in any of the Qualifying Provinces;

(d)   the Company not complying with any requirement of any Applicable Securities Laws or regulatory requirements (including any private placement filing or other requirements under any of the Applicable Securities Laws) in connection with the Offering; or

(e)   any breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its obligations hereunder.

9.2   If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of Section 9.1 or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing. If, through the fault of the Indemnified Party, the Company does not receive notice of any such action, claim or potential claim in time to contest effectively the determination of any liability susceptible of being contested, the Company shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any losses incurred by the Company which result from the Indemnified Party's failure to give such notice on a timely basis. The Company shall be entitled but not obligated to participate in or assume the defence thereof, provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably. In addition, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defence thereof, and the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(a)   the employment thereof has been specifically authorized in writing by the Company;

(b)   the Indemnified Party has been advised by counsel, acting reasonably, in a written opinion setting out the reasons therefor, that representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them; or

(c)   the Company has failed within a reasonable time after receipt of such written notice to assume the defense of such action or claim;

provided that the Company shall not be required to assume the fees and expenses of more than one additional counsel to the Indemnified Party. Neither party shall effect any settlement of any such action or claim or make any admission of liability or fact without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld. The indemnity hereby provided for shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any matters specified herein obtained by the Indemnified Party from any other person.

9.3   To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions hereof in trust for and on behalf of such Indemnified Party, entitled to enforce such provisions for their benefit and on behalf of such Indemnified Party.

10.   **Contribution**

10.1   In the event that the indemnity provided for above is, for any reason, declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by the Indemnified Party) of the nature provided for above such that an Underwriter shall be responsible only for that portion represented by the percentage that the portion of the Underwriting Fee payable by the Company to such Underwriter bears to the gross proceeds realized from the sale of the Offered Securities, whether the Underwriters have been sued together or separately, and the Company shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above, and (ii) the amount of the Underwriting Fee actually received by the Underwriter. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section, except to the extent that such failure to notify jeopardizes the legal position of the party from whom contribution may be sought. The right to contribution provided in this section shall be in addition to, and not in derogation of, any other right to contribution which the Underwriters or the Company may have by statute or otherwise by law.

10.2   The Company waives its right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in the Company's Information Record, other than a misrepresentation included in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters specifically for use therein.

11.   **Expenses**

11.1   Whether or not the Offering is completed, all expenses incurred from time to time in connection with the Offering (including the Underwriters' reasonable out-of-pocket expenses which include those expenses incurred in connection with due diligence and marketing meetings) and the fees and disbursements of the Underwriters' legal counsel or incidental to the sale, issue or distribution of the Offered Securities, the Compensation Warrants and all matters in connection with the transactions herein, including the costs and filing fees with respect to the private placement of the Offered Securities, the cost of printing the certificates representing the Offered Securities, the Compensation Warrant Certificates, the certificates representing the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and the Underlying Compensation Shares, the costs associated with the listing and posting for trading on the Exchange of the Offered Securities (if the Offered Securities are to be issued as Shares) or the Underlying

Shares (if the Offered Securities are to be issued as Subscription Receipts), as applicable, and the Underlying Compensation Shares, the cost of the registration and delivery of the Offered Securities, the Compensation Warrant Certificates, the certificates representing the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) and the Underlying Compensation Shares and the fees and expenses of each of the Company's auditors, counsel and local counsel shall be borne by the Company. The Company shall also be responsible for any exigible Goods and Services Tax on the foregoing amounts. The Company covenants and agrees to fully reimburse the Underwriters from time to time for all such expenses immediately upon the receipt of one or more invoices.

12. **Survival of Warranties, Representations, Covenants and Agreements**

12.1 All warranties, representations, covenants and agreements of the Company herein contained or contained in documents submitted or required to be submitted pursuant to this agreement shall survive the purchase of the Offered Securities and shall continue in full force and effect (with respect to representations and warranties, as to their truth and accuracy as at the Time of Closing) for the benefit of the Underwriters or the Purchasers for a period ending on the Survival Limitation Date. Notwithstanding the foregoing, the provisions contained in this agreement in any way related to the obligations set out under the headings "Indemnity", "Contribution" or "Expenses" hereof shall survive and continue in full force and effect, indefinitely.

13. **Obligation of Underwriters to Purchase**

13.1 The obligation of the Underwriters to purchase the Offered Securities in connection with the Offering at the Time of Closing shall be several and not joint or joint and several and shall be limited to the percentage of the Offered Securities set out opposite the name of each Underwriter below:

National Bank Financial Inc.	60.0%
Haywood Securities Inc.	40.0%

13.2 In the event that any Underwriter fails to purchase its applicable percentage of the aggregate amount of the Offered Securities at the Time of Closing, the other Underwriter shall have the right, but shall not be obligated, to purchase all but not less than all of the Offered Securities which would otherwise have been purchased by the Underwriter which failed to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriter elects not to exercise such right so as to assume the entire obligation of the defaulting Underwriter (the Offered Securities in respect of which the defaulting Underwriter fails to purchase and the non-defaulting Underwriter does not elect to purchase being hereinafter called the "**Default Offered Securities**"), then the Company shall have the right to either: (i) proceed with the sale of the Offered Securities (less the Default Offered Securities) to the non-defaulting Underwriter; or (ii) terminate its obligations hereunder without liability to the Underwriters except under the headings "Indemnity", "Contribution" and "Expenses" above in respect of the non-defaulting Underwriter. Nothing in this paragraph shall oblige the Company to sell to any of the Underwriters less than all of the aggregate amount of the Offered Securities or shall relieve any of the Underwriters in default hereunder from liability to the Company.

14.   **Action by the Underwriters**

14.1   All steps, including the granting of any waivers, which must or may be taken by the Underwriters in connection with the agreement resulting from the Company's acceptance of this offer, with the exception of the matters relating to termination contemplated by Section 8, may be taken by NBF on behalf of itself and Haywood Securities Inc. and the execution of this agreement by Haywood Securities Inc. and by the Company shall constitute the Company's authority and obligation for accepting notification of any such steps from, and for delivering the certificates representing the Offered Securities and the Compensation Warrants to or to the order of, NBF. NBF shall fully consult with Haywood Securities Inc. with respect to all notices, waivers, extensions or other communications to or with the Company.

15.   **General Contract Provisions**

15.1   Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company:

Aurizon Mines Ltd.
Suite 900 - 510 Burrard Street
Vancouver, British Columbia V6C 3A8

Attention: David P. Hall
Telecopier Number: (604) 687-3932

with a copy to:

DuMoulin Black
10th Floor - 595 Howe Street
Vancouver, British Columbia V6C 2T5

Attention: Sargent H. Berner
Telecopier Number: (604) 687-8772

or if to the Underwriters:

National Bank Financial Inc.
The Exchange Tower
130 King Street West
Suite 3200
Toronto, Ontario M5X 1J9

Attention: William A. Washington
Telecopier Number: (416) 869-8013

- and -

Haywood Securities Inc.
Bay Wellington Tower, BCE Place
181 Bay Street
Suite 800, P.O. Box 808
Toronto, Ontario M5J 2T3

Attention: John D. Willett
Telecopier Number: (416) 507-2350

with a copy to:

Fogler, Rubinoff LLP
Suite 4400, P. O. Box 95
Royal Trust Tower
Toronto-Dominion Centre
Toronto Ontario M5K 1G8

Attention: Gary M. Litwack
Telecopier Number: (416) 941-8852

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

15.2   This agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Company with respect to their respective rights and obligations in respect of the Offering, including the engagement letter between NBF, on its own behalf and on behalf of Haywood Securities Inc., and the Company dated May 31, 2002 and reconfirmed on June 3, 2002.

15.3   Time shall be of the essence of this agreement and of every part hereof and no extension or variation of this agreement shall operate as a waiver of this provision.

15.4   The parties hereto covenant and agree to sign such other documents, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this agreement and every provision of it.

15.5   Other than as otherwise provided herein, no party to this agreement may assign this agreement, any part hereof or its rights hereunder without the prior written consent of the other party. Subject to the foregoing, this agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

15.6   In the event that any provision or part of this agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect. If, in any judicial proceeding, any provision of this agreement is found to be so broad as to be unenforceable, it is hereby agreed that such provision shall be interpreted to be only so broad as to be enforceable.

15.7   This agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by telecopier one copy and returning by courier one originally executed copy to NBF (Attention: William A. Washington).

Yours very truly,

NATIONAL BANK FINANCIAL INC.

Per:_____
   Authorized Signing Officer

HAYWOOD SECURITIES INC.

Per:_____
   Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to and with effect as of the date first above written.

AURIZON MINES LTD.

Per:_____

    Name: David P. Hall
    Title: President and Chief Executive
                Officer

K:\EVardin\WpData\NBFI\Aurizon II\Underwriting Agreement\Underwriting Agreement-Final.wpd

SCHEDULE "A"
DETAILS OF THE OFFERING

This is Schedule "A " to the Underwriting Agreement among Aurizon Mines Ltd., National Bank Financial Inc. and Haywood Securities Inc. made as of June 3, 2002.

Offered Securities: 7,100,000 Subscription Receipts or, if the Approval Date has occurred prior to the Closing Date, 7,100,000 Shares to be issued by way of private placement exemptions from the prospectus requirements, subject to receipt of any applicable regulatory, director, shareholder and stock exchange approvals.

Subscription Receipts: Subject to Escrow of Proceeds below, each Subscription Receipt (if the Offered Securities are to be issued as Subscription Receipts) will entitle the holder thereof, upon the automatic exercise thereof and without payment of any additional consideration therefor, to be issued one Underlying Share. All outstanding Subscription Receipts will be deemed to be exercised and the Underlying Shares issued as at 5:00 p.m. (Vancouver time) on the Approval Date (provided that the Approval Date occurs on or before the later of June 30, 2002 and the Closing Date) without any further action on the part of the holder and the Subscription Receipts shall thereafter be deemed to have been cancelled.

Price: $1.15 per Subscription Receipt or Share, as applicable.

Escrow of Proceeds: In the event that the Closing Date occurs prior to the Approval Date, the net proceeds from the sale of the Subscription Receipts, including all interest earned thereon by the Escrow Agent from time to time (the "**Escrowed Amount**"), will be held by the Escrow Agent pursuant to the Escrow Agreement and invested in short term obligations of the Government of Canada or in other short term investment grade debt obligations as agreed to by the Company and the Underwriters. The Escrowed Amount will be released to the Company in the event the Approval Date occurs on or before the later of June 30, 2002 and the Closing Date.

Refund: In the event that the Required Approvals are not obtained by the Company on or before the later of June 30, 2002 and the Closing Date, each holder of outstanding Subscription Receipts will thereafter receive, with respect to the Subscription Receipts held by it, a full refund of its investment in such Subscription Receipts at the original purchase price of the Subscription Receipts plus a *pro rata* portion of the interest earned by the Escrow Agent (the "**Refund Amount**"). The Company shall provide the Escrow Agent within three (3) Business Days thereof with such additional funds as may be required so as to provide each of the Purchasers with the full Refund Amount.

Underwriting Fee: The Company will pay the Underwriters an aggregate underwriting fee equal to 6% of the aggregate gross proceeds of the Offering payable in cash at the Time of Closing, plus such number of compensation warrants (the "**Compensation Warrants**") of the Company as is equal to 6% of the aggregate number of Offered Securities issued under the Offering. Each Compensation Warrant will entitle the Underwriters to acquire one Share at a price of $1.32 per Share and shall be exercisable at any time until 5:00 p.m. (Vancouver time) on the second anniversary of the Closing Date.

In the event that the Offering is not completed solely as a result of the inability of the Company to obtain the Required Approvals, then, notwithstanding that the Offering is not completed, the Underwriters shall receive on or before July 4, 2002 the Underwriting Fee and Compensation Warrants contemplated above as if the Offering had been completed in accordance with the terms hereof.

Qualifying Provinces: The Qualifying Provinces for the Offering will be the Provinces of Ontario, British Columbia and Alberta. Offered Securities will also be sold in the United States pursuant to available exemptions from the registration requirements under the United States federal and state securities legislation and in certain "offshore" jurisdictions on a private placement basis.

Use of Proceeds: The net proceeds received by the Company from the sale of the Offered Securities will be used by the Company: (i) to exercise its right of first refusal to match the offer to acquire, for $5 million (A) TVX Gold Inc's interest in the final outstanding acquisition payment for the Casa Berardi property, totalling $3,880,400 and (B) the 2% to 4% gold indexed net smelter royalty held by TVX Gold Inc. on such property; and (ii) as to the balance, for working capital purposes.

Closing Date: Payment for, and delivery of, the Offered Securities is to occur on June 25, 2002, or such earlier or later date or dates as the Underwriters may determine (but in any event not later than July 4, 2002).

Time of Closing: The Time of Closing will be 8:30 a.m. (Vancouver time) on the Closing Date, or such other time on the Closing Date as the Company and the Underwriters agree upon.

SCHEDULE "B"
DETAILS AS TO OUTSTANDING CONVERTIBLE SECURITIES

This is Schedule "B " to the Underwriting Agreement among Aurizon Mines Ltd., National Bank Financial Inc. and Haywood Securities Inc. made as of June 3, 2002.

The following is a complete list of all Outstanding Convertible Securities of the Company as at June 24, 2002:

General

No. of Shares/Amount	Item	Price	Expiry/Maturity Date
4,175,000	Share Purchase Warrants [1]	$0.65	June 30, 2003
501,000	Unit Compensation Warrants [2]	$0.62	June 30, 2003
$7,000,000	Convertible Debentures [3]	$0.60	May 31, 2003
Variable	TVX Gold Inc. Agreement [4]	Variable	August 27, 2003
Variable	Rights under Company Shareholder Rights Plan	Variable	Variable

Notes:

[1] Each share purchase warrant entitles the holder to purchase one Share at a price of $0.65 per Share at any time on or before 5:00 p.m. (Vancouver time) on June 30, 2003.

[2] Each unit compensation warrant entitles the holder thereof to purchase one unit of securities (a "Unit") of the Company at a price of $0.62 per Unit at any time on or before 5:00 p.m. (Vancouver time) on June 30, 2003. Each Unit consists of one Share and one-half of one share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one Share at a price of $0.65 per Share at any time on or before 5:00 p.m. (Vancouver time) on June 30, 2003.

[3] The Convertible Debentures are convertible into Shares in whole or in part on or prior to maturity at a price of $0.60 per Share (11,666,667 Shares in the aggregate).

[4] On July 5, 2001, the Company entered into an agreement with TVX Gold Inc. ("TVX") to amend the terms of the property purchase agreement ("PPA") dated April 30, 1998 whereby the Company acquired a 100% interest in and to the Casa Berardi property from TVX. The amendment enabled the Company to defer an outstanding payment of $4,000,000 due under the original terms of the PPA on August 27, 2001 until August 27, 2003. As consideration for the amendment, the Company agreed to issue 1,000,000 Shares and to issue additional Shares on a quarterly basis in payment of interest at 10% per annum on the outstanding payment.

Outstanding Options under Option Plan (as amended)

No. of Options	Price	Expiry Date
480,000	$0.60	February 23, 2004
100,000	$0.72	May 11, 2004
120,000	$0.72	June 1, 2004
620,000	$0.72	November 10, 2004
1,030,000	$0.80	July 9, 2003
150,000	$1.00	May 11, 2004
662,000	$1.00	March 23, 2005
70,000	$1.05	April 30, 2004
55,000	$1.05	June 1, 2004
50,000	$1.05	June 15, 2004
90,000	$1.05	May 12, 2005

Total: 3,427,000

K:\EVardin\WpData\NBFI\Aurizon II\Underwriting Agreement\Underwriting Agreement-Final.wpd (Schedule "B")

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES OF
OFFERED SECURITIES

This is Schedule "C " to the Underwriting Agreement among Aurizon Mines Ltd., National Bank Financial Inc. and Haywood Securities Inc. made as of June 3, 2002.

As used in this schedule, the following terms shall have the meanings indicated:

"**Accredited Investor**" means an "accredited investor" as defined in Rule 501 under the U.S. Securities Act;

"**Directed Selling Efforts**" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S;

"**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity, "Foreign Issuer"means any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"**Offered Securities**" means, collectively, the Offered Securities and any portion thereof;

"**Placement Agents**" means, collectively, NBC International (USA) Inc. and Haywood Securities (USA) Inc.;

"**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

"**Regulation D**" means Regulation D under the U.S. Securities Act;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this schedule shall have the meanings assigned to them in the underwriting agreement to which this schedule is attached.

<u>Representations, Warranties and Covenants of the Underwriters</u>

The Underwriters acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold to any person within the United States or to, or for the account or benefit of, U.S. persons unless pursuant to a registration statement or an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities or "Blue Sky" laws. Accordingly, the Underwriters represent, warrant and covenant to the Company that:

1. The Underwriters have offered and sold, and will offer and sell the Offered Securities only in accordance with Rule 903 of Regulation S or as provided in paragraphs 2 through 7 below. Accordingly, neither the Underwriters, their respective affiliates nor any persons acting on their behalf, have made or will make (except as permitted in paragraphs 2 through 6 below) (i) any offer to sell or any solicitation of an offer to buy, any of the Offered Securities to any person in the United States, (ii) any sale of the Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriters, affiliates or persons acting on their behalf either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Offered Securities.

    Other than any banking and selling group agreement, the Underwriters have not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with their respective affiliates or with the prior written consent of the Company.

2. Any offer, sale or solicitation of an offer to buy the Offered Securities that has been made or will be made in the United States was or will be made only to Accredited Investors in transactions that are exempt from the registration requirements of any applicable federal and state securities laws.

3.   Immediately prior to soliciting such offerees, the Underwriters had reasonable grounds to believe and did believe that each offeree was an Accredited Investor.

4.   No form of general solicitation or general advertising (as those terms are used in Regulation D) has been or will be used, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States.

5.   All offers and sales of the Offered Securities in the United States will be effected by the Placement Agents in accordance with all applicable U.S. broker-dealer requirements;

6.   The Underwriters shall cause the Placement Agents to agree, for the benefit of the Company, to the same provisions as are contained in this schedule; and

7.   Prior to completion of any sale of the Offered Securities in the United States, each U.S. purchaser thereof (a '**Subscriber**') will be required to represent, warrant and agree in writing with the Company, the Underwriters and the Placement Agents selling the Offered Securities to such U.S. Purchaser, that:

(a)   **Authorization and Effectiveness.** If the Subscriber is a corporation, the Subscriber is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver the subscription agreement for U.S. Purchasers of Offered Securities (the '**U.S. Subscription Agreement**") and to observe and perform its covenants and obligations thereunder and has taken all necessary corporate action in respect thereof. If the Subscriber is a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver the U.S. Subscription Agreement and to observe and perform its covenants and obligations thereunder and has obtained all necessary approvals in respect thereof. If the Subscriber is a natural person, he or she has attained the age of 21 years and is legally competent to execute the U.S. Subscription Agreement and to take all actions required pursuant thereto.

Whether the Subscriber is a natural person or a corporation, partnership or other entity, upon acceptance by the Company, the Underwriters and the Placement Agents, the U.S. Subscription Agreement will constitute a legal, valid and binding contract of the Subscriber, and any beneficial purchaser for whom it is purchasing, enforceable against the Subscriber and any such beneficial purchaser in accordance with its terms.

The entering into of the U.S. Subscription Agreement and the transactions contemplated thereby will not result in the violation of any terms or provisions of any law applicable to or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which he or she is or may be bound;

(b) **Residence.** The Subscriber, or any beneficial purchaser as to which the Subscriber exercises sole investment discretion and for whom it is purchasing, is a resident of the jurisdiction referred to under "Name and Address of Subscriber" on the first page of the U.S. Subscription Agreement, which address is the residence or place of business of the Subscriber not created or used solely for the purpose of acquiring Offered Securities;

(c) **Investment Intent.** The Subscriber, or each beneficial purchaser as to which the Subscriber exercises sole investment discretion and for whom it is purchasing, is acquiring Offered Securities having an aggregate purchase price of at least U.S.$100,000 for the account of the Subscriber or the account of each beneficial person as to which the Subscriber exercises sole investment discretion and for whom it is purchasing and each such account is purchasing Offered Securities having such an aggregate purchase price to be held for investment only and not with a view to resale, distribution or other disposition of the Offered Securities or Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) or any portion thereof in any transaction other than a transaction complying with the registration requirements of the U.S. Securities Act and applicable state securities or "Blue Sky" laws, or pursuant to an exemption therefrom;

(d) **Prospectus Exemptions.** The Subscriber acknowledges and agrees that the sale and delivery of the Offered Securities to the Subscriber (or, if applicable, to others for whom it is contracting hereunder) is conditional upon such sale being exempt from the requirements under Applicable Securities Laws requiring the filing of a prospectus (or similar document) in connection with the distribution of the Offered Securities or upon the issuance of such rulings, orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus (or similar document);

(e) **Purchasing as Agent or Trustee.** In the case of the purchase by the Subscriber of Offered Securities as agent or trustee for any principal whose identity is disclosed or undisclosed or identified by account number only, the Subscriber has due and proper authority to act as agent or trustee for and on behalf of such beneficial purchaser in connection with the transactions contemplated hereby and the Subscriber exercises sole investment discretion with respect to such beneficial purchaser. The Subscriber is duly authorized to execute and deliver the U.S. Subscription Agreement and all other necessary documentation in connection with such purchase on behalf of such principal and the U.S. Subscription Agreement has been duly authorized, executed and delivered by or on behalf of, and constitutes the legal, valid and binding agreement of, such principal. In the case of a purchase by the Subscriber as agent or trustee for any principal, the representations and warranties contained in this agreement are being made on behalf of such principal;

(f)   **No Offering Memorandum etc.** The Subscriber has not (nor, if applicable, has any other person on whose behalf the Subscriber is contracting) received an offering memorandum or similar document in connection with the Offering and has not received, nor has the Subscriber requested, nor does the Subscriber (or, if applicable, any other on whose behalf the Subscriber is contracting) need to receive, any other document;

(g)   **No Solicitation or Advertising.** The Subscriber acknowledges that it has not purchased the Offered Securities as a result of any general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising;

(h)   **No Undisclosed Information.** The Offered Securities are not being purchased by the Subscriber as a result of any material information concerning the Company that has not been publicly disclosed and the Subscriber's decision to tender the offer and acquire Offered Securities has not been made as a result of any verbal or written representation as to fact or otherwise made by or on behalf of the Company, the Underwriters, the Placement Agents or any other person and is based entirely upon the representations of the Company stated or referred to in the U.S. Subscription Agreement or in the underwriting agreement;

(i)   **Investment Suitability.** The Subscriber, and any beneficial purchaser referred to in paragraph (e) above, has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in Offered Securities (and the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) in respect thereof) and is in a financial position to hold the Offered Securities (and the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) in respect thereof) for an indefinite period of time and is able to bear the economic risk, and withstand a complete loss, of such investment. The Subscriber has, to the extent the Subscriber believes such discussion is necessary, obtained such professional legal, tax and financial advisors advice as it considers appropriate in connection with the execution, delivery and performance by it of the U.S. Subscription Agreement and the transactions contemplated thereunder and the Subscriber and/or the Subscriber's advisors have determined that the Offered Securities (and the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) in respect thereof) are a suitable investment for the Subscriber;

(j)   **No Registration in U.S.** The Subscriber is aware that the Offered Securities (and the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) in respect thereof) in respect thereof) have not been and will not be registered under the U.S.

Securities Act and the sale contemplated in the U.S. Subscription Agreement is being made in reliance on a private placement exemption to Accredited Investors;

(k)   **Accredited Investor.** The Subscriber represents, warrants and covenants to the Company, the Placement Agents and the Underwriters that the Subscriber (or if the Subscriber is acting on behalf of a principal, then for the principal for whom the Subscriber is acting) satisfies one or more of the categories indicated below:

Category 1.   An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Offered Securities, with total assets in excess of US$5,000,000;

Category 2.   A natural person whose individual net worth or joint net worth with that person's spouse, at the date hereof exceeds US$1,000,000;

Category 3.   A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

Category 4.   A trust that (a) has total assets in excess of US$5,000,000, (b) was not formed for the specific purpose of acquiring the Offered Securities and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Offered Securities;

Category 5.   Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("**ERISA**"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are Accredited Investors;

Category 6. A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

Category 7. A private business development as defined in Section 202(a)(22) of the Investment Advisors Acts of 1940; or

Category 8. An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories;

(l) **Adequate Information.** The Company has provided the Subscriber with the opportunity to ask questions and seek answers concerning the offering of the Offered Securities and the Subscriber has had access to all information concerning the Company as it has considered necessary in connection with its investment decision to acquire the Offered Securities. The Subscriber further acknowledges that the Subscriber has received satisfactory information concerning the business and financial condition of the Company in response to all inquiries in respect thereof;

(m) **Resales.** The Subscriber understands that if it decides to offer, sell, pledge or otherwise transfer such Offered Securities (or the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) in respect thereof) in respect thereof), or any of them, such securities may be offered, sold or otherwise transferred only: (A) to the Company; (B) (i) to an Accredited Investor and the sale is of a number of Offered Securities or Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts) in respect thereof) having an aggregate market value at the time of such sale of not less than U.S.$100,000, (ii) a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in Schedule C to the U.S. Subscription Agreement (except that such purchaser's letter need not contain representations relating to the documents received or not received by the purchaser or to the purchaser's access to information concerning the Company), and satisfactory to the Company and the

Placement Agents, is executed by the purchaser and delivered to the Company and the Placement Agents prior to the sale and (iii) all offers or solicitations in connection with the sale are arranged and conducted solely by the Company or the Placement Agents; (C) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations; (D) in accordance with an exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A, if available, and in compliance with applicable local laws and regulations; or (E) in a transaction that does not otherwise require registration under the U.S. Securities Act or any applicable state securities laws if an opinion of counsel, of recognized standing reasonably satisfactory to the Company and the Placement Agents, has been provided to the Company and the Placement Agents to that effect;

(n)   **Legend on Certificates.** The Subscriber understands that all certificates representing the Offered Securities sold in the United States as part of the Offering, as well as all certificates issued in exchange for or in substitution of the foregoing securities, until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws will bear a legend to the following effect:

> **THE SECURITIES REPRESENTED HEREBY *[IF THE OFFERED SECURITIES ARE ISSUED AS SUBSCRIPTION RECEIPTS, ADD: AND THE SECURITIES ISSUED UPON EXERCISE HEREOF]* HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY STATE SECURITIES LAWS OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.**

and that all certificates representing the Offered Securities (if the Offered Securities are to be issued as Shares) and the Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts), as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the legend set forth above and shall bear the following additional legend:

> **DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE 'GOOD DELIVERY' MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTER AND TRANSFER AGENT OF THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT;**

provided that (i) if any such securities are being sold outside the United States in accordance with Rule 904 of Regulation S, the legend may be removed by providing a declaration to the registrar and transfer agent of the Company, to the effect set forth in the U.S. Subscription Agreement, or in such other form as the Company may from time to time prescribe and (ii) if any such securities are being sold pursuant to Rule 144, the legend may be removed by delivery to the registrar and transfer agent of the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(o) **Tax Matters**. The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Offered Securities or Underlying Shares (if the Offered Securities are to be issued as Subscription Receipts). The Company, the Underwriters and the Placement Agents give no opinion and make no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the Subscriber's acquisition or disposition of such securities;

(p) **Company Financial Statements.** The Subscriber understands and agrees that the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principals which differ in some respects from United States generally accepted accounting principals, and thus may not be comparable to financial statements of United States companies;

(q) **Notation.** The Subscriber consents to the Company making a notation on it records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfers set forth and described herein. The Subscriber understands and acknowledges that the Company may not record a transfer without first being satisfied that such transfer is exempt from or not subject to registration under the U.S. Securities Act;

(r) **Aggregate Acquisition Cost of Offered Securities.** The Subscriber is purchasing as principal Offered Securities with an aggregate acquisition cost of not less than U.S.$100,000, or, if the Subscriber is acting on behalf of one or more beneficial purchasers, the Subscriber is purchasing a sufficient number of Offered Securities so that each such beneficial purchaser has an aggregate acquisition cost for such Offered Securities of not less than U.S.$100,000; and

(s) **Subscription Agreement.** The Subscriber, (on its own behalf and, if applicable, on behalf of the others for whom it is contracting hereunder) has read and understands the contents of the U.S. Subscription Agreement and agrees to be legally bound thereby; and

8. At the Time of Closing, the Underwriters, together with the Placement Agents, will provide a certificate substantially in the form of Exhibit 1 hereto, relating to the manner of the offer and sale of the Offered Securities in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1. The Company is a Foreign Issuer with no Substantial U.S. Market Interest in the Offered Securities.

2. During the period in which the Offered Securities are offered for sale and during the period that any Offered Securities are outstanding, neither the Company nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(2) under the U.S. Securities Act, Rule 506 of Regulation D or Regulation S to be unavailable for offers and sales of the Offered Securities, pursuant to this agreement.

3. None of the Company, its affiliates or any person acting on its or their behalf have engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Offered Securities in the United States, including

advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

4.   Except with respect to the offer and sale of the Offered Securities offered hereby and except for the sale by the Company of 8,350,000 units of securities of the Company in April, 2002, the Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States.

5.   The Company is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

6.   Neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has paid or will pay any commission or other remuneration, directly or indirectly, for soliciting the conversion of the Offered Securities (if the Offered Securities are to be issued as Subscription Receipts).

EXHIBIT 1 TO SCHEDULE "C"
UNDERWRITERS' CERTIFICATE

In connection with the private placement of subscription receipts or common shares (as applicable, the "**Offered Securities**") of Aurizon Mines Ltd. (the "**Company**"), with U.S. investors (each a "**U.S. Private Placee**") pursuant to U.S. Subscription Agreements, the undersigned **[National Bank Financial Inc. or Haywood Securities Inc.]** (the "**Underwriter**") as one of the underwriters referred to in the underwriting agreement (the "**Underwriting Agreement**") dated as of June 3, 2002 between the Company, the Underwriter and **[National Bank Financial Inc. or Haywood Securities Inc.]** (collectively, the "**Underwriters**"), and **[NBC International (USA) Inc. or Haywood Securities (USA) Inc.]**, in its capacity as placement agent in the United States for the Underwriter (the "**Placement Agent**"), do hereby certify that:

1.   **[NBC International (USA) Inc. or Haywood Securities (USA) Inc.]** is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

2.   all offers and sales of the Offered Securities in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

3.   all offers and sales of the Offered Securities in the United States were made to a maximum of 50 "accredited investors" (as defined below) by the Underwriters;

4.   no written material was used in connection with the offer or sale of the Offered Securities in the United States;

5.   immediately prior to our transmitting the U.S. Subscription Agreement to such U.S. Private Placees, we had reasonable grounds to believe and did believe that each U.S. Private Placee was an "accredited investor" as defined in Rule 501 under the Securities Act of 1933, as amended (the "**1933 Act**"), and, on the date hereof, we continue to believe that each U.S. Private Placee is an "accredited investor" within the meaning of Regulation D under the 1933 Act ("**Regulation D**");

6.   no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States or to U.S. persons; and

7.   prior to any sale of Offered Securities in the United States, we caused each U.S. Private Placement Placee to sign a U.S. Subscription Agreement containing representations, warranties and agreements to the Company substantially similar to those set forth in paragraph 7 of Schedule "C" of the Underwriting Agreement.

Exhibit "1"-2

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

DATED this **!** day of **!** , 2002.

[NATIONAL BANK FINANCIAL INC./ HAYWOOD SECURITIES INC.]	**[NBC INTERNATIONAL (USA) INC./ HAYWOOD SECURITIES (USA) INC.]**

By:_____   By:_____
    Name: Name:
    Title: Title:

SCHEDULE "D"
DETAILS OF ENCUMBRANCES

This is Schedule "D " to the Underwriting Agreement among Aurizon Mines Ltd., National Bank Financial Inc. and Haywood Securities Inc. made as of June 3, 2002.

(a)   The Company's 50% interest in the Sleeping Giant Mine is subject to: (i) two Deeds of Hypothec in favour of the holders of the Company's $7,000,000 non-interest bearing convertible debentures which mature on May 31, 2003; and (ii) royalties of 2% of gross operating profits and a 15% net profits royalty (after recovery of all costs associated with the development of the property).

(b)   The buildings, machinery and equipment at the Casa Berardi property, together with the Company's administration office located in Val-d'Or, Québec, are subject to a Deed of Hypothec in favour of TVX Gold Inc. as security for the outstanding payment of $3,880,400 due on August 27, 2003 in connection with the acquisition of the Company's interest in the Casa Berardi property.

(c)   The Company's 100% interest in the Casa Berardi property is subject to a 2% to 4% gold indexed net smelter royalty, to a maximum of $10,000,000, payable on commercial production from Casa Berardi.

AGENCY AGREEMENT

December 23, 2002

Aurizon Mines Ltd.
Suite 900 - 510 Burrard Street
Vancouver, British Columbia
V6C 3A8

Attention: David P. Hall
**   President and Chief Executive Officer**

Dear Sirs/Mesdames:

National Bank Financial Inc., Dundee Securities Corporation, Haywood Securities Inc. and Canaccord Capital Corporation (collectively, the "**Agents**") understand that Aurizon Mines Ltd. (the "**Company**") desires to issue and sell (i) a minimum of 3,703,703 and a maximum of 5,185,185 common shares (the "**Flow Through Common Shares**") of the Company, which are to be issued as "flow-through shares" as defined in subsection 66(15) of the *Income Tax Act* (Canada) (the "**Flow Through Offering**") and (ii) up to 740,740 common shares (the "**Additional Shares**") in the capital of the Company (the "**Additional Offering**"). The Flow Through Offering and the Additional Offering are hereinafter referred to together as the "**Offerings**".

The Company hereby appoints the Agents, and the Agents hereby agree to act, as the Company's exclusive agents in respect of the Offerings to use their commercially reasonable best efforts to offer for sale and obtain subscriptions for the Flow Through Common Shares and the Additional Shares, provided that the Agents will be under no obligation to purchase any of the Flow Through Common Shares or the Additional Shares.

In consideration of the Agents' services to be rendered in connection with the Offerings, including (i) assisting in preparing documentation relating to the sale of the Flow Through Common Shares and the Additional Shares, (ii) distributing the Flow Through Common Shares and the Additional Shares, both directly and indirectly, (iii) performing administrative work in connection with the Offerings, and (iv) all other services arising out of this agreement, the Company agrees to pay the Agency Fee (as hereinafter defined) and to issue the Compensation Warrants (as hereinafter defined) to the Agents at the Time of Closing.

The Company and the Agents acknowledge and agree that if a separate fee were to have been charged to the Company for the services described in item (ii) of the preceding paragraph, such separate fee would represent more than fifty percent (50%) of the Agency Fee, and the Company further acknowledges and agrees that the Agents, in connection with the Agency Fee, will rely on the foregoing in not charging Canadian Federal Goods and Services Tax on the Agency Fee and that the Company will forthwith pay to the Agents any such tax to the extent determined to be exigible.

The Company agrees that the Agents will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offerings and that the Agents may determine the remuneration payable to such other dealers appointed by them, such remuneration to be payable by the Agents.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.   **Interpretation**

1.1   Unless expressly provided otherwise, where used in this agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"**Additional Offering**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Additional Share Purchasers**" means, collectively, each of the purchasers of Additional Shares pursuant to the Additional Offering, including, if applicable, the Agents;

"**Additional Shares**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Agency Fee**" means the fee payable to the Agents as specified in Schedule "A" to this agreement;

"**Agents**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Aggregate Commitment Amount**" means the aggregate amount paid by all Flow Through Purchasers for the Flow Through Common Shares subscribed for under the Flow Through Offering;

"**Applicable Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Provinces and the securities legislation of each other relevant jurisdiction and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements and blanket orders and rulings of the Securities Commissions and each other relevant securities regulatory authority;

"**Business Day**" means a day other than a Saturday, Sunday or statutory or banking holiday in the Province of British Columbia;

"**CCRA**" means the Canada Customs and Revenue Agency;

"**CEE**" means Canadian exploration expenses as defined in subsection 66.1(6) of the Tax Act, excluding any amounts of CEE which may not be renounced to a subscriber for "flow through shares" under paragraph 66(12.6) in accordance with the provisions of subsection 66(12.66) of the Tax Act;

"**Closing Date**" means the date on which the Offerings are to be completed, as specified in Schedule "A" to this agreement;

"**Company**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Company's Information Record**" means any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Company which has been or is publicly disseminated by or with the consent of the Company, whether pursuant to any Applicable Securities Laws or otherwise;

"**Compensation Warrants**" means the compensation warrants of the Company to be issued to the Agents as described in Schedule "A" to this agreement;

"**Compensation Warrant Certificate**" means the warrant certificate to be executed by the Company evidencing the Compensation Warrants in form and substance satisfactory to the Company and the Agents;

"**due inquiry**", when used in relation to the Company, means after inquiries have been made of the appropriate officers, employees and directors of the Company who may reasonably be expected to have knowledge of facts which are material with respect to the fact in question;

"**Encumbrance**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

"**Exchange**" means the Toronto Stock Exchange;

"**Exchange Approval**" means the conditional approval of the Exchange to the Offerings, as set forth in a letter dated December 17, 2002;

"**Expenditure Period**" means the period commencing on the Closing Date and ending on the earlier of:

> (i)   the date on which the Aggregate Commitment Amount has been fully expended in accordance with the terms hereof; and
>
> (ii)   December 31, 2003;

"**Flow Through Common Shares**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Flow Through Offering**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Flow Through Purchasers**" means, collectively, each of the purchasers of Flow Through Common Shares pursuant to the Flow Through Offering, including, if applicable, the Agents;

"**Flow Through Subscription Agreements**" means the Subscription Agreements entered into in respect of the Flow Through Offering;

"**including**" means including without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

"**Indemnified Party**" shall have the meaning ascribed thereto in Section 9.1;

"**Lead Agent**" means National Bank Financial Inc.;

"**material change**" means a material change for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a change in the business, operations or capital of the Company or its subsidiaries, that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the Company's board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

"**material fact**" means a material fact for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

"**misrepresentation**" means a misrepresentation as defined under the Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of a jurisdiction, means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"**MI 45-102**" means Multilateral Instrument 45-102 - Resale of Securities;

"**Offerings**" shall have the meaning ascribed thereto in the first paragraph of this agreement;

"**Outstanding Convertible Securities**" means all options (whether put or call options), including options granted or proposed to be granted to officers, directors, employees or consultants, share purchase or acquisition rights or warrants and other convertible securities outstanding as at the date of this agreement, whether issued pursuant to an established plan or otherwise;

"**person**" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"**Purchasers**" means, collectively, the Flow Through Purchasers and the Additional Share Purchasers;

"**Qualifying Expenditures**" means expenses that are CEE, which may be renounced as CEE by the Company pursuant to subsection 66(12.6) of the Tax Act and which are eligible for deduction from income for income tax purposes;

"**Qualifying Provinces**" means each of the provinces of Canada described in Schedule "A" to this agreement;

"**Securities Commissions**" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces and "**Securities Commission**" means a securities commission or other securities regulatory authority in any one Qualifying Province as the context may require;

"**Selling Group**" means, collectively, those registered dealers appointed by the Agents to assist in the Offerings as contemplated in the fifth paragraph of this agreement;

"**Shares**" means common shares in the capital of the Company;

"**Special Flow Through Covenants**" means the covenants of the Company set out in subsection 5.1 of this agreement;

"**Subscription Agreements**" means, collectively, the subscription agreements entered into between, *inter alia*, the Purchasers and the Company in respect of the Offerings;

"**subsidiary**" has the meaning given to such term under the *Securities Act* (British Columbia);

"**Survival Limitation Date**" means the second anniversary of the Closing Date, other than in respect of the Special Flow Through Covenants, in respect of which the Survival Limitation Date shall be the date which immediately follows the expiration of the period during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties under the Tax Act and applicable provincial tax legislation in respect of the incurring and renunciation of Qualifying Expenditures pursuant to the Flow Through Subscription Agreements could be issued;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time and all rules and regulations made pursuant thereto and any proposed amendments thereto;

"**Time of Closing**" means the time on the Closing Date at which the Offerings are to be completed, as specified in Schedule "A" to this agreement; and

"**Underlying Compensation Securities**" means the Shares issuable upon exercise of the Compensation Warrants, all as described in Schedule "A" to this agreement.

1.2   The division of this agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this agreement. In this agreement, words importing the singular number only shall include the plural and *vice versa* and words importing gender shall include all genders.

1.3   Any action or payment required or permitted to be taken or made hereunder on a day which is not a Business Day shall or may be, as the case may be, taken or made on the next succeeding Business Day with the same force and effect as if taken or made within the period for the taking or making of such action.

1.4   This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and time shall be of the essence hereof.

1.5   All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.6   The following are the schedules attached to this agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

    Schedule A -   Details of the Offerings

    Schedule B -   Details as to Outstanding Convertible Securities

    Schedule C -   Details of Encumbrances

2.   **Nature of Transaction**

2.1   Each Purchaser who is resident in a Qualifying Province shall purchase under one or more "private placement" exemptions so that the purchases will be exempt from the prospectus requirements of the Applicable Securities Laws. Each other Purchaser shall purchase in accordance with such procedures as the Company and the Agents may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws. The Company hereby agrees to use its commercially reasonable best efforts to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Flow Through Common Shares and the Additional Shares to the Purchasers, including by filing within the periods stipulated under Applicable Securities Laws and at the Company's expense all private placement forms required to be filed by the Company and the Purchasers, respectively, in connection with the Offerings and paying all filing fees required to be paid in connection therewith so that the distribution of the Flow Through Common Shares and the Additional Shares may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws (including so as to ensure that the requirements for a four month "hold period" under MI 45-102 are complied with by the Company). The Agents agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offerings. The Agents will notify the Company with respect to the identity of each Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Company to secure compliance with all relevant regulatory requirements under Applicable Securities Laws relating to the sale of the Flow Through Common Shares and the Additional Shares.

3.   **Representations, Warranties and Covenants of the Agents**

3.1   The Agents hereby represent, warrant and covenant with the Company that they will (and will use their commercially reasonable best efforts to cause the members of the Selling Group to): (i) conduct and have conducted activities in connection with arranging for the sale of the Flow Through Common Shares and the Additional Shares in compliance with the Applicable Securities Laws; (ii) not solicit and have not solicited offers to purchase or sell the Flow Through Common Shares or Additional Shares so as to require registration of, or filing of a prospectus, offering memorandum or similar disclosure document with respect to, the Flow Through Common Shares or Additional Shares, under the laws of any jurisdiction, and not, without the consent of the Company or as otherwise contemplated in this agreement, solicit offers to purchase or sell the Flow Through Common Shares or Additional Shares in any jurisdiction outside of the Qualifying Provinces where the solicitation or sale of the Flow Through Common Shares or Additional Shares would result in any ongoing disclosure requirements in such jurisdiction, any registration requirements in such jurisdiction except for the filing of a notice or report of the solicitation or sale, or where the Company may be subject to liability in connection with the sale of the Flow Through Common Shares or Additional Shares which is materially more onerous than its liability under, taken together, the Applicable Securities Laws in the Qualifying Provinces and the applicable securities legislation to which it is subject as at the date of this agreement; (iii) obtain from each Purchaser an executed Subscription Agreement in a form reasonably acceptable to the Company and to the Agents relating to the transactions herein contemplated, together with all documentation (including questionnaires and undertakings required by the Exchange) as may be necessary in connection with subscriptions for Flow Through Common Shares or Additional Shares, as applicable, to ensure compliance with Applicable Securities Laws and Exchange Approval; and (iv) refrain and have refrained from providing to prospective purchasers an offering memorandum within the meaning of Applicable Securities Laws and from advertising the Offerings in (A) printed media of general and regular paid circulation, (B) radio, (C) television, or (D) telecommunication (including electronic display) and not make use of any green sheet or other internal marketing document without the consent of the Company, such consent to be promptly considered and not to be unreasonably withheld.

4.   **Representations, Warranties and Covenants of the Company**

4.1   The Company hereby represents, warrants and covenants to and with the Agents, for its own benefit and in trust for the benefit of the Purchasers, that:

4.1.1   General Matters

    (a)   as at the date hereof: (i) the authorized capital of the Company consists of 100,000,000 Shares and 100,000,000 preferred shares of which 8,050,000 are designated as Series "A" Convertible Preferred Shares and 1,135,050 are designated as Series "B" Convertible Preferred Shares; and (ii) the issued and outstanding capital of the Company consists solely of 57,047,012 Shares, all of which have been issued as fully paid and non-assessable;

    (b)   the Company (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of the Province of British Columbia; (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) will have all required corporate power and authority to create, issue, allot and sell, as the case may be, the Flow Through Common Shares, Additional Shares, Compensation Warrants and Underlying Compensation Securities at the time of their issuance, to enter into this agreement and the Subscription Agreements and to execute the Compensation Warrant Certificate and to carry out the provisions of this agreement (including the Special Flow Through Covenants), the Subscription Agreements and the Compensation Warrant Certificate;

    (c)   the Company has no subsidiary, whether through direct or indirect holdings of securities, which is material to the Company;

    (d)   except as disclosed in the Company's Information Record, the Company does not own and does not have any agreements of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any person and the Company does not have any agreements to acquire or lease any other business operations;

    (e)   the Company has not engaged in any "off balance sheet" or similar financing;

    (f)   the Company is in all material respects conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Time of Closing be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (actual or proposed, whether financial or otherwise) of the Company, taken as a whole, and except for the failure to be so qualified or the absence of any such licence, registration or qualification which does not and will not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(g)   attached as Schedule "B" is a complete list of all Outstanding Convertible Securities of the Company and, except as contemplated herein or under the terms of the securities listed in Schedule "B", no person now has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company;

(h)   to the best of the Company's knowledge, information and belief, after due inquiry, other than the constating documents of the Company (to the extent that they would constitute an agreement), no agreement exists among the shareholders of the Company in respect of the Company and no agreement will exist at the Time of Closing;

(i)   the Company has not committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy filed against it, and at the Time of Closing, the Company will not be an insolvent person (as that term is defined in the *Bankruptcy and Insolvency Act* (Canada));

(j)   except as set out in Schedule "C" hereto, the Company is the owner of all of its property and assets used by it in connection with its business, unless leased or licensed, with good and marketable title thereto, free and clear of any Encumbrances and of any rights or privileges capable of becoming Encumbrances;

(k)   except as otherwise disclosed in the Company's Information Record, the Company is not subject to any materially adverse liabilities or obligations, direct or indirect, accrued, absolute, contingent or otherwise and, to the best of the Company's knowledge, information and belief, after due inquiry, without limiting the generality of any representation or warranty given in this agreement, there are no facts or circumstances which might reasonably serve as the basis for, or give rise to, any material adverse liabilities or obligations on the part of the Company;

(l)   the Company has not guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any person;

(m)   since December 31, 2001, except as disclosed in the Company's Information Record, the Company has carried on business in the ordinary course and there has not been:

    (i)   any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Company, other than: (A) the growth and expansion of the business of the Company and (B) those changes occurring in the ordinary course of business, none of which is (either singly or taken together) materially adverse;

    (ii)   except as contemplated in this agreement, any material change in the capital stock or long-term debt of the Company, taken as a whole;

    (iii)   any material adverse change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company, taken as a whole;

    (iv)   any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Company or any direct or indirect redemption, purchase or other acquisition of any shares; or

    (v)   any change in accounting or tax practices followed by the Company;

(n)   there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Company) pending or, to the best of the Company's knowledge, information and belief, after due inquiry, threatened against or affecting the Company (including any predecessor companies) at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign which in any way materially adversely affects the Company, taken as a whole, or the condition (financial or otherwise) of the Company, taken as a whole, or which questions the validity of the Flow Through Common Shares, the Additional Shares or the Compensation Warrants or the issuance of the Underlying Compensation Securities (or the issuance of the Flow Through Common Shares, the Additional Shares and the Underlying Compensation Securities as fully paid and non-assessable Shares) or any action taken or to be taken by the Company pursuant to or in connection with this agreement (including the Special Flow Through Covenants);

(o)   the Company is not in default or in breach in any material respect of, and the execution and delivery of this agreement, the Subscription Agreements and the Compensation Warrant Certificate by the Company, the performance and compliance with the terms of such agreements (including the Special Flow Through Covenants) and certificates and the issue and sale of the Flow Through Common Shares, Additional Shares and the Compensation Warrants by the Company will not result in any material breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Company or any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to it;

(p)   the Company is, and will at the Time of Closing be, a "reporting issuer" (or its equivalent), not in default, in each of the Provinces of British Columbia, Québec and Ontario and will use its commercially reasonable best efforts to maintain such status for a period from the date hereof up to and including December 31, 2004. In particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offerings constitute a material change;

(q)   the Company is, and will at the Time of Closing be, a "qualifying issuer" within the meaning of MI 45-102;

(r)   no portion of the Company's Information Record to the date hereof contained a misrepresentation as at its date of public dissemination (provided that the foregoing representation is not intended to extend to information and statements in reliance upon and in conformity with information furnished to the Company by or on behalf of the Agents specifically for use therein);

(s)   the auditors who audited the consolidated financial statements of the Company most recently delivered to the securityholders of the Company (or delivered to securityholders prior to the Closing Date) and delivered their report with respect thereto are independent public accountants as required by Applicable Securities Laws;

(t)   there has never been any reportable disagreement during the five year period preceding the date of this agreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Company;

(u)   the currently issued and outstanding Shares are listed and posted for trading on the Exchange and no order ceasing or suspending trading in any securities of the Company or prohibiting the issue and sale of the Flow Through Common Shares, Additional Shares, Compensation Warrants or Underlying Compensation Securities or the trading of any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the best of the Company's knowledge, information and belief, after due inquiry, threatened;

(v)   Computershare Trust Company of Canada has been duly appointed as the registrar and transfer agent for the Shares at its principal transfer office in the City of Vancouver;

(w)   the Company has filed all federal, provincial, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the assets and properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that has been disclosed to the Agents and is currently being contested in good faith. The Company has withheld from each payment made to any of its past or present employees, officers or directors, the amount of all taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under the applicable legislation;

(x)   the Company has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or its subsidiaries, except for taxes not yet due and there are no audits known by the Company or, to the best of the Company's knowledge, information and belief, after due inquiry, to be pending, of the tax returns of the Company (whether federal, provincial, local or foreign) and to the best of the Company's knowledge, information and belief, after due inquiry, there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(y)   none of CCRA or any provincial, state or foreign taxation authority has asserted or, to the best of the Company's knowledge, information and belief, after due inquiry, threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company filed for any year which would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(z)   the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(aa)   neither the Company nor, to the best of the Company's knowledge, information and belief, after due inquiry, any other party is in default in the observance or performance of any material term or material obligation to be performed by any of them under any material contract to which the Company is a party or otherwise bound and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(bb)   the Company owns or possesses adequate enforceable rights to use all trademarks, copyrights or trade secrets used or proposed to be used in the conduct of its business (the "**Proprietary Rights**") and, to the best of the Company's knowledge, information and belief, after due inquiry, the Company is not infringing upon the rights of others with respect to the Proprietary Rights and no others have infringed the Proprietary Rights;

(cc)   the net proceeds of the Offerings will be used in the manner specified in Schedule "A" hereto and for no other purpose;

(dd)   this agreement, the Subscription Agreements, the Compensation Warrant Certificate and all other contracts and documentation required in connection with the issue and sale of the Flow Through Common Shares, Additional Shares, the Compensation Warrants and the distribution of the Underlying Compensation Securities shall be, prior to the Closing Date, duly authorized, executed and delivered by the Company, and each shall be a valid and binding obligation of the Company enforceable in accordance with its terms, except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, moratorium or similar laws affecting creditor's rights generally, (ii) general equitable principles, or (iii) limitations under applicable law in respect of rights of indemnity, contribution and waiver of contribution;

(ee)   the attributes of the Flow Through Common Shares, Additional Shares, Compensation Warrants and Underlying Compensation Securities will conform in all material respects with the description thereof in this agreement and the Subscription Agreements;

(ff)   the forms of the certificates representing the Shares and Compensation Warrants have been duly approved by the directors of the Company and comply with the provisions of the *Company Act* (British Columbia) and, to the extent applicable, the rules and policies of the Exchange;

(gg)   there is no person acting or purporting to act at the request of the Company, other than the Agents, who is entitled to any brokerage, agency or similar fee in connection with the transactions contemplated herein;

(hh)   the Company has its property and assets insured against loss or damage by insurable hazards or risks. Such insurance coverage is of a type and in an amount typical to the business in which the Company operates as conducted by a reasonably prudent person, based on the advice of reputable insurance brokers consulted by the Company. The Company has not made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. The Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as an when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not be reasonably expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(ii)   except as disclosed in the Company's Information Record and to the best of the Company's knowledge, information and belief, after due inquiry, none of the directors or officers of the Company, any holder of more than ten per cent (10%) of any class of shares of the Company, or any associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (British Columbia)), has any material interest, direct or indirect, in any material transaction or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company;

(jj)   the Company will promptly notify the Agents in writing if, prior to the Time of Closing, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or fact relating solely to the Agents) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control, management or prospects of the Company;

(kk)   the Company will promptly notify the Agents in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph; and

(ll)   the Company will in good faith discuss with the Agents as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact as described in the proceeding two paragraphs.

4.1.2   Mining and Environmental Matters

(a)   To the best of the Company's knowledge, information and belief, after due inquiry, the Company has been and is in material compliance with all, and has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any, applicable federal, provincial, municipal, state and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (collectively, the "**Environmental and Health Laws**"), relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (collectively, the "**Hazardous Substances**"), except where such non-compliance or prosecution would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(b)   to the best of the Company's knowledge, information and belief, after due inquiry, the Company has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under the Environmental and Health Laws (the "**Required Permits**") required for the operation of its business and each Required Permit is valid, subsisting and in good standing and the holders of the Required Permits are not in material default or breach thereof and no proceeding is pending or to the knowledge of the Company threatened to revoke or limit any Required Permit except where such breach or default would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(c)   to the best of the Company's knowledge, information and belief, after due inquiry, the Company has not used, except in compliance with all Environmental and Health Laws or except to the extent that the consequences would not be materially adverse to the Company, taken as a whole, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(d)   the Company has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental and Health Laws, and the Company has not settled any allegation of non-compliance short of prosecution except where such non-compliance would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company nor has the Company received notice of any of the same;

(e)   except as ordinarily or customarily required by applicable permits, the Company has not received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental and Health Laws except where such action would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole. The Company has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites except where such inquiries would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company, taken as a whole;

(f)   the Company, taken as a whole, own, controls or has legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the material mineral exploration and/or mining activities as currently being undertaken and has obtained or, upon performance of all conditions precedent will be able to obtain such rights, titles and interests as may be required to implement its plans on properties which are material to the Company, taken as a whole, and is not in material default of such rights, titles and interests;

(g)   to the best of the Company's knowledge, information and belief, after due inquiry, all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Company in order to maintain the Company's interest therein, if any, have been performed to date and the Company has complied in all material respects with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and mining rights that the Company intends to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a material adverse effect on the Company, on a consolidated basis. All such mining claims and mining rights are in good standing in all material respects as of the date of this agreement;

(h)   to the best of the Company's knowledge, information and belief, after due inquiry, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company has received notice against the mining claims and the mining rights or any part thereof;

(i)   to the best of the Company's knowledge, information and belief, after due inquiry, all mining operations on the properties of the Company have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations would not have a material adverse effect on the Company, on a consolidated basis;

(j)   to the best of the Company's knowledge, information and belief, after due inquiry, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company except for ongoing assessments conducted by or on behalf of the Company in the ordinary course; and

(k)   to the best of the Company's knowledge, information and belief, after due inquiry, each of the representations and warranties in this Section 4.1.2 is also true in respect of each of the Company's joint venture, co-owner or similar partners in respect of any properties in which the Company has a direct or indirect ownership, royalty or other interest.

4.1.3   Due Diligence Matters

(a)   Prior to the Closing Date, the Company shall allow the Agents to conduct all due diligence which they may reasonably require to conduct in respect of the Offerings and if one or more visits to the offices of the Company is required, such visit(s) shall be made within normal business hours; and

(b)   the minute books and corporate records of the Company made or to be made available to Goodman and Carr LLP or its local agent counsel in connection with the Agents' due diligence investigations of the Company for the period from its date of incorporation to the date of examination thereof, are the original minute books and records of the Company or true copies thereof and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of such companies and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of such companies to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which have been disclosed to the Agents in writing and those which or not material in the context of the Company, taken as a whole.

4.1.4   Employment Matters

(a)   The Company is in all material respects in compliance with all applicable laws and regulations respecting employment and employment practices;

(b)   each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant (the "**Employee Plans**") has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan. The Company does not and has not had any pension plan (as that term is defined in the *Pension Benefits Standards Act* (British Columbia));

(c)   all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company;

(d)   there has not been and there is not to the knowledge of the Company, after due inquiry, currently any labour trouble which is adversely effecting or could adversely effect, in a material manner, the carrying on of the business of the Company; and

(e)   except as disclosed in the Company's Information Record and to the best of the Company's knowledge, information and belief, after due inquiry, the Company does not owe any monies to, nor has the Company any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business. To the best of the Company's knowledge information and belief, after due inquiry, except usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm's length with it. To the best of the Company's knowledge, information and belief, after due inquiry, no officer, director or employee of the Company and no entity which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the Company which could materially adversely impact on the ability to duly and properly perform its services. To the knowledge of the Company, after due inquiry, no officer, director, employee or security holder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

4.1.5   Regulatory Matters

(a)   All necessary documents and proceedings have been or will be filed and taken and all other legal requirements have been or will be fulfilled under each of the Applicable Securities Laws in connection with the issuance and sale of the Flow Through Common Shares and Additional Shares to the Purchasers and the Compensation Warrants and the Underlying Compensation Securities to the Agents; and;

(b)   the Company has made such filings and applications, and has received such advance income tax ruling, to and from CCRA so as to ensure that the use of proceeds from the Flow Through Offering as contemplated in this agreement would properly fall within the definition of CEE for the purposes of the Tax Act.

5.   Covenants of the Company

The Company hereby covenants to and with the Agents on their own behalf and on behalf of the Purchasers as follows:

5.1   Special Flow Through Covenants

(a)   In accordance with the terms and conditions hereof, the Company will, during the Expenditure Period, carry out and complete exploration activities on resource properties in Canada beneficially owned by the Company, or on any resource properties in which the Company has an interest or the right to acquire an interest, so as to incur Qualifying Expenditures in an amount equal to the Aggregate Commitment Amount;

(b)   the Qualifying Expenditures to be renounced by the Company to the Flow Through Purchasers:

> (i)   will constitute CEE;
>
> (ii)   will not include expenses that are "Canadian exploration and development overhead expenses" (as defined in the regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Company or amounts which constitute specified expenses for seismic data described in paragraph 66(12.6)(b.1) of the Tax Act;
>
> (iii)   will not include any amount that has previously been renounced to the Flow Through Purchasers or to any other person;
>
> (iv)   would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Flow Through Purchasers; and
>
> (v)   will not be subject to any reduction under subsection 66(12.73) of the Tax Act.

(c)   the Flow Through Common Shares will qualify as "flow-through shares" as defined in subsection 66(15) of the Tax Act and will not constitute "prescribed shares" for the purpose of regulation 6202.1 of the regulations to the Tax Act;

(d)   the Company will keep proper books, records and accounts in respect of all Qualifying Expenditures and all transactions and events affecting the Aggregate Commitment Amount, the Qualifying Expenditures and the amounts renounced to the Flow Through Purchasers, and upon reasonable notice, will, on a timely basis, make such books, records, accounts and any other relevant documents available for inspection and audit by or on behalf of the Flow Through Purchasers;

(e)   the Company will renounce (in accordance with the Tax Act and the Flow Through Subscription Agreements) to the Flow Through Purchasers, on or before March 31, 2003 effective on or before December 31, 2002, Qualifying Expenditures incurred (or to be incurred) during the Expenditure Period equal to the Aggregate Commitment Amount;

(f)   the Company will file with the CCRA, and with the appropriate provincial tax authorities, where applicable, the forms prescribed by subsection 66(12.68) of the Tax Act, and prescribed by the similar provincial legislation, where applicable, together with copies of the Flow Through Subscription Agreements within the time period prescribed by such acts, and shall provide the Flow Through Purchasers with copies of such forms;

(g)   the Company will file with the CCRA, the form prescribed by subsection 66(12.7) of the Tax Act, and prescribed by the similar provincial legislation, where applicable, on or before the last day of the first month following each month in which any renunciation is made pursuant to the terms of the Flow Through Subscription Agreements;

(h)   the Company will deliver to the Flow Through Purchasers at their respective addresses set forth in the Flow Through Subscription Agreements, not later than March 31, 2003, a statement setting forth the aggregate amounts of Qualifying Expenditure renounced to the applicable Flow Through Purchaser effective for the prior year;

(i)   the Company will maintain its status as a principal business corporation until the later of: (i) the end of the Expenditure Period; and (ii) such time as the Qualifying Expenditures required to be renounced to all Flow Through Purchasers in respect of the Offerings are validly renounced pursuant the Tax Act;

(j)   neither the Company nor any corporation "associated" (as defined in the Tax Act) with the Company is party to any other agreement for the issuance of flow-through shares for which the required expenditures have not been incurred;

(k)   the Company has not and will not enter into transactions or take deductions which would otherwise reduce its cumulative CEE to an extent which would preclude a renunciation of Qualifying Expenditure hereunder in an amount equal to the Aggregate Commitment Amount in accordance with the Flow Through Subscription Agreements;

(l)   the Company will file all forms required under the Tax Act necessary to effectively renounce Qualifying Expenditures equal to the Aggregate Commitment Amount to the Flow Through Purchasers effective on or before December 31, 2002 and, if requested, to promptly provide each Flow Through Purchaser with a copy of all such forms;

(m)   the Company will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the Flow Through Purchasers in an amount equal to the Aggregate Commitment Amount and the

Company will provide timely notice to each Flow Through Purchaser if it has reason to believe that it may become subject to the provisions of subsection 66(12.67) with respect to the Flow Through Purchasers; and

(n)   if the Company does not incur and renounce to the Flow Through Purchasers, effective on or before December 31, 2002, Qualifying Expenditures equal to the Aggregate Commitment Amount, the Company will indemnify and hold harmless the Flow Through Purchasers (for the purposes of this paragraph each an "**Indemnified Person**") as to, and pay in settlement thereof to the Indemnified Person on or before the twentieth Business Day following the end of the Expenditure Period, an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the CCRA reduces the amount renounced by the Company to the Flow Through Purchasers pursuant to subsection 66(12.73) of the Tax Act, the Company shall indemnify and hold harmless each Indemnified Person as to, and pay in settlement thereof to the Indemnified Person, an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. Claims for such indemnification shall be carried out, and procedural matters in respect of any such claims shall be based on, the provisions of section 9 of this agreement, *mutatis mutandis* (as if the Indemnified Person was an Indemnified Party for the purposes of such section).

5.2   General Covenants

(a)   The Company will cause the Flow Through Common Shares, the Additional Shares and (upon the due exercise of Compensation Warrants) the Underlying Compensation Securities to be duly and validly created and issued as fully-paid and non-assessable Shares;

(b)   the Company will enter into Subscription Agreements with the Purchasers and, unless the Company reasonably believes that it would be unlawful to do so, accept each duly executed Subscription Agreement submitted to the Company;

(c)   the Company will use its commercially reasonable best efforts to obtain the necessary regulatory consents from the Exchange for the sale of the Flow Through Common Shares and Additional Shares, in each case on such conditions as are acceptable to the Agents and the Company, acting reasonably;

(d)   the Company will use its commercially reasonable best efforts to arrange for the listing and posting for trading of the Flow Through Common Shares, Additional Shares and

Underlying Compensation Securities on the Exchange as soon as possible following their issue;

(e)   the Company will comply with the applicable provisions of MI 45-102 and, in the case of the Province of Québec, the terms and conditions of the blanket ruling (the "**Blanket Ruling**") issued by the Quebec Securities Commission bearing decision number 2001-C-0507 granting relief similar to MI 45-102, such that the Purchasers resident in such jurisdictions where MI 45-102 is in force or in the Province of Québec will be entitled to avail themselves of the four month "hold period" in respect of the Flow Through Common Shares and Additional Shares purchased under the Offerings in accordance with MI 45-102 or the Blanket Ruling, as applicable; and

(f)   the Company agrees not to issue or sell any Shares or financial instruments convertible or exchangeable into Shares, other than for purposes of director or employee stock options or to satisfy existing instruments already issued as of December 11, 2002, until 90 days following the Closing Date, without the prior consent of the Agents, such consent not to be unreasonably withheld.

5.3   Right of First Refusal

Provided that the transaction contemplated herein shall have been completed on the Closing Date, the Company hereby grants to the Lead Agent the right of first refusal to be appointed and to act as lead agent with respect to any and all financings undertaken by the Company within the 12 month period beginning on the date hereof and ending at 5:00 p.m. (Vancouver time) on the first anniversary of the date hereof effected by way of the issuance of equity securities or public debt (a "**Financing**") publicly announced or otherwise determined by the Company to be proceeded with, which right shall be on the following terms and conditions:

(i)   if at any time the Company intends to publicly announce or otherwise determines to proceed with a Financing (or enter into a transaction as a result of which the Company anticipates that it will publicly announce or otherwise determine to proceed with a Financing), it shall prior to such announcement or determination to proceed, give written notice to the Lead Agent (the "**Notice**") of such intention, which Notice shall contain the material terms of such Financing, including:

(A)   the size (or range) of such proposed Financing;

(B)   the price (or range) at which the Company proposes that such Financing be conducted (or the basis upon which the Financing will be priced, if the price or range of such Financing is not then known);

(C)   the commission or other consideration (or range thereof) to be paid in connection with such Financing;

(D)   whether the Financing is to be best efforts, underwritten or on a "bought deal" basis; and

(E)   the terms and conditions of the securities proposed to be offered pursuant to the Financing;

(ii)   within five Business Days of receipt of the Notice, the Lead Agent shall elect in writing to:

(A)   commit to undertake the Financing on the terms and conditions set out in the Notice, provided that any one or more of such terms or conditions may be amended by mutual agreement between the Lead Agent and the Company, failing which the Lead Agent shall be deemed to have elected to waive its rights, as contemplated in the following paragraph; or

(B)   waive any rights which the Lead Agent has hereunder in respect of the Financing only, whereupon the Company shall be relieved of all of its obligations hereunder in respect of such Financing only, provided that the Financing is publicly announced or an engagement letter with respect to such Financing is executed by the Company within 20 days after the date of the Notice; and

(iii)   for greater certainty, the obligations of the Company to the Lead Agent in respect of the Financing shall be revived, notwithstanding a waiver or deemed waiver by the Lead Agent, in the event that the Company proposes to amend the terms of the Financing or the terms of compensation to the agent(s) or underwriter(s) for the Financing, in either case in a manner which could reasonably be expected to cause the Lead Agent to reconsider its waiver or deemed waiver.

6.   **Conditions to Purchase Obligation**

6.1   The following are conditions of the Agents' and the Purchasers' obligations to close the purchase of the Flow Through Common Shares and Additional Shares from the Company as contemplated hereby, which conditions the Company covenants to exercise its commercially reasonable best efforts to have fulfilled at or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Agents on their own behalf and on behalf of the Purchasers:

(a)   the Company's board of directors shall have authorized and approved this agreement, the forms of Subscription Agreements, Compensation Warrant Certificate and any other agreements or documents pursuant to which the Flow Through Common Shares,

Additional Shares, Compensation Warrants and Underlying Compensation Securities are to be issued, the issuance of the Flow Through Common Shares, Additional Shares, Compensation Warrants, and Underlying Compensation Securities and all matters relating to the foregoing;

(b)   the Company shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities in the Qualifying Provinces and the Exchange in connection with the Offerings, on terms which are acceptable to the Company and the Agents, acting reasonably, on or prior to the Closing Date, it being understood that the Agents shall do all that is reasonably required to assist the Company to fulfil this condition;

(c)   the Flow Through Common Shares, Additional Shares and Underlying Compensation Securities shall have been conditionally accepted for listing and will, as soon as possible following their issue, be posted for trading on the Exchange (subject only to the usual conditions of the Exchange);

(d)   the Company shall deliver a certificate of the Company under its corporate seal and signed on behalf of the Company, without personal liability, by the President and Chief Executive Officer of the Company and one of the other senior officers of the Company as may be acceptable to the Agents, acting reasonably, addressed to the Agents, their counsel and to the Purchasers and dated the Closing Date, in form and content satisfactory to the Agent's counsel, acting reasonably, certifying that:

        (i)   no order ceasing or suspending trading in any securities of the Company or prohibiting the issuance and sale of the Flow Through Common Shares, Additional Shares, Compensation Warrants, Underlying Compensation Securities or any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of such officers, after due inquiry, threatened;

        (ii)   the representations and warranties of the Company contained in this agreement are true and correct at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing, after giving effect to the transactions contemplated hereby; and

        (iii)   the Company has complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Time of Closing which have not otherwise been waived pursuant to the terms of this agreement;

(e)   the Company shall have accepted the Subscription Agreements with the Purchasers and, unless the Company reasonably believes it would be unlawful or contrary to Exchange Approval to do so, have accepted each duly executed Subscription Agreement accompanied by the required subscription funds submitted to the Company;

(f)   the Company will have caused a favourable legal opinion to be delivered by its counsel addressed to the Agents, their counsel and the Purchasers with respect to such matters as the Agents may reasonably request relating to this transaction, acceptable in all reasonable respects to the Agents' counsel, including to the effect that:

      (i)   the Company has been incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets;

      (ii)   the Company has the corporate capacity and power to execute and deliver this agreement, the Subscription Agreements and any additional agreements or certificates relating to the issuance of the Flow Through Common Shares, Additional Shares, Compensation Warrants and Underlying Compensation Securities and to perform its obligations hereunder and thereunder;

      (iii)   this agreement, the Subscription Agreements and the other agreements, certificates or instruments pursuant to which the Flow Through Common Shares, Additional Shares, Compensation Warrants and Underlying Compensation Securities are to be issued and sold have been duly authorized, executed and delivered by the Company and are legally binding upon the Company and enforceable in accordance with their respective terms (subject to the usual qualifications);

      (iv)   the Compensation Warrants have been validly created and issued;

      (v)   the Underlying Compensation Securities have been duly allotted and reserved for issuance and when issued in accordance with the terms of the Compensation Warrant Certificate and upon receipt by the Company of the proper consideration therefor, will be validly issued as fully paid and non-assessable Shares;

      (vii)   the Exchange has accepted notice of the issuance of the Flow Through Common Shares, the Additional Shares and the Underlying Compensation Securities and has conditionally approved the listing and posting for trading of same subject to the usual post-closing filings;

(viii)   the execution and delivery of this agreement, the Subscription Agreements and the other agreements, certificates or instruments pursuant to which the Flow Through Common Shares, Additional Shares, Compensation Warrants and Underlying Compensation Securities are to be issued, the fulfilment of the terms hereof and thereof, the issue, sale and delivery at the Closing Date of the Flow Through Common Shares, Additional Shares and Compensation Warrants do not and will not result in a breach of and do not create a state of facts which after notice or lapse of time or both will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of: (i) the constating documents of the Company; or (ii) any trust indenture, agreement or instrument to which the Company is a party or by which the Company is contractually bound on the Closing Date and, in either case of which counsel is aware and in respect of which such counsel has acted;

(ix)   the offering, sale and delivery by the Company to the Purchasers of the Flow Through Common Shares or Additional Shares, as applicable, and the Compensation Warrants to the Agents are exempt from the prospectus and registration requirements of the Applicable Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations obtained under the Applicable Securities Laws to permit such offering, sale and delivery, other than the filing of any private placement reports, fees or undertakings required to be filed under such laws;

(x)   as to the first trade rights and restrictions relating to the Flow Through Common Shares, Additional Shares, Compensation Warrants and Underlying Compensation Securities; and

(xi)   as to such other legal matters which counsel for the Company and the Agents, acting reasonably, may agree upon.

In giving such opinions, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact not within their knowledge to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy. The Company agrees, and the aforesaid legal opinion shall expressly provide, that the Agents may deliver copies of the opinion to each of the addressees thereof; and

(g)   the Agents shall have received such other certificates, statutory declarations, opinions, agreements and materials, in form and substance satisfactory to the Agents and their counsel, as the Agents or their counsel may reasonably request.

7.   **<u>Closing</u>**

7.1   The Offerings will be completed at the offices of the Company's legal counsel, DuMoulin Black, 10th Floor - 595 Howe Street, Vancouver, British Columbia V6C 2T5 at the Time of Closing or such other place, date or time as may be mutually agreed to, provided that if the Company has not been able to comply with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses in accordance with Section 11, indemnity in accordance with Section 9 and contribution in accordance with Section 10.

7.2   At the Time of Closing, the Company shall deliver to the Agents:

(a)   certificates duly registered as the Agents may direct representing the Flow Through Common Shares and Additional Shares, as applicable;

(b)   the Compensation Warrant Certificate duly registered as the Agents may direct;

(c)   the requisite legal opinions and certificates as contemplated above; and

(d)   such further documentation as may be contemplated herein or as counsel to the Agents or the applicable regulatory authorities may reasonably require,

against payment of the purchase price for the Flow Through Common Shares and Additional Shares by certified cheque, wire transfer or bank draft and delivery of the Subscription Agreements and other documentation required to be provided by or on behalf of the Purchasers or the Agents pursuant to this agreement. The Company will, at the Time of Closing, and upon such payment of the purchase price, pay the Agency Fee to the Agents and reimburse the Agents for all of their reasonable estimated expenses as contemplated herein incurred up to the Closing Date upon the delivery by it to the Company of one or more invoices therefor, subject to any adjustment when such actual expenses are finally determined in accordance with Section 11 hereof.

7.3   With respect to any certificates representing the Flow Through Common Shares or Additional Shares in respect of which delivery is to be made to Purchasers in any city other than the city in which the place of closing of the Offerings is to occur and in which the Agents and the registrar and transfer agent for the Shares of the Company each have an office, the Company shall take all reasonable steps to have enabled the Agents to effect delivery to each such Purchaser on the Closing Date provided that reasonable notice is given by the Agents to the Company.

7.4   All terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions shall entitle the Agents to terminate their obligations (and that of the Purchasers to purchase the Flow Through Common Shares or Additional Shares) by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions on behalf of themselves and the Purchasers without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Agents and the Purchasers, any such waiver or extension must be in writing.

8.   **Termination of Purchase Obligation**

8.1   Without limiting any of the foregoing provisions of this agreement, and in addition to any other remedies which may be available to them, the Agents (on their own behalf and on behalf of the Purchasers) shall be entitled, at their option, to terminate and cancel, without any liability, their obligations under this agreement and those of the Purchasers, by giving written notice to the Company at any time through to the Time of Closing, if:

(a)   the Agents are not satisfied in any reasonable respect with the results of their due diligence investigations carried out prior to the Time of Closing;

(b)   any order or ruling is issued, any inquiry, investigation or other proceeding (whether formal or informal) in relation to any of the Company or its respective directors and officers is made, threatened or announced by any officer or official of any stock exchange, Securities Commission or other regulatory authority (other than an order based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which operates to prevent or restrict trading in or distribution of the Flow Through Common Shares, Additional Shares, Compensation Warrants or Underlying Compensation Securities;

(c)   there should develop, occur or come into effect any incident of national or international consequence, any law, regulation or inquiry or any other event, action or occurrence of any nature whatsoever which, in the reasonable opinion of the Agents, materially and adversely affects or may materially and adversely affect the financial markets in Canada generally or the business, affairs or capital of the Company, taken as a whole;

(d)   there should occur any material change or change in a material fact which, in the reasonable opinion of the Agents, impacts materially and adversely on the marketability of the Flow Through Common Shares or Additional Shares;

(e)   the Company is in breach of any material term, condition or covenant of this agreement (which has not been waived, in writing, by the Agents) or any material representation or warranty given by the Company in this agreement becomes or is false (and such representation or warranty is not waived, in writing, by the Agents); or

(f) if the Agents otherwise determine it would be unprofitable or impractical to offer or continue to offer the Flow Through Common Shares or Additional Shares,

the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of the Agents, acting reasonably.

8.2 The Agents shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in Section 8.1, provided that neither the giving nor the failure to give such notice shall in any way affect the Agents' entitlement to exercise this right at any time through to the Time of Closing.

8.3 The Agents' rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this agreement.

8.4 If the obligations of the Agents and the Purchasers are terminated under this agreement pursuant to the termination rights provided for in Section 8.1, the Company's liabilities to the Agents and the Purchasers shall be limited to the Company's obligations under the indemnity, contribution and expense provisions of Sections 9, 10, and 11, respectively, of this agreement.

9. **Indemnity**

9.1 The Company hereby covenants and agrees to indemnify the Agents, and their respective directors, officers, shareholders, employees and agents (each being hereinafter referred to as an "**Indemnified Party**"), against all losses (other than a loss of profits), claims, actions, damages, liabilities, costs or expenses, joint or several, including reimbursement to the Agents upon demand of the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise, caused or incurred by reason of:

(a) the Agents having acted as agents of the Company in respect of the Offerings (other than by reason of the negligence, wilful misconduct or bad faith of the Agents);

(b) any statement (other than a statement relating solely to, and provided by, the Agents) contained in the Company's Information Record which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(c) the omission or alleged omission to state in any certificate of the Company delivered hereunder or pursuant hereto or in the Company's Information Record any material fact (other than a material fact omitted in reliance upon information furnished to the Company by or on behalf of the Agents) required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d)   any order made or inquiry, investigation or proceeding commenced or threatened by any Securities Commission or other competent authority based upon any misrepresentation or alleged misrepresentation in the Company's Information Record (other than a statement included in reliance upon information furnished to the Company by or on behalf of the Agents) which prevents or restricts the trading in the Flow Through Common Shares, Additional Shares, Underlying Compensation Securities or the distribution to the public, as the case may be, of the Flow Through Common Shares or Additional Shares in any of the Qualifying Provinces or the distribution to the Agents of the Underlying Compensation Securities;

(e)   the Company not complying with any requirement of any Applicable Securities Laws or regulatory requirements (including any private placement filing or other requirements under any of the Applicable Securities Laws or in respect of the Special Flow Through Covenants) in connection with the Offerings; or

(f)   any material breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its obligations hereunder.

9.2   If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of Section 9.1 or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing. If, through the fault of the Indemnified Party, the Company does not receive notice of any such action, claim or potential claim in time to contest effectively the determination of any liability susceptible of being contested, the Company shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any losses incurred by the Company which result from the Indemnified Party's failure to give such notice on a timely basis. The Company shall be entitled but not obligated to participate in or assume the defence thereof, provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably. In addition, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defence thereof, and the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(a)   the employment thereof has been specifically authorized in writing by the Company;

(b)   the Indemnified Party has been advised by counsel, acting reasonably, in a written opinion setting out the reasons therefor, that representation of the Company and the Indemnified

Party by the same counsel would be inappropriate due to actual or potential differing interests between them; or

(c)   the Company has failed within a reasonable time after receipt of such written notice to assume the defense of such action or claim;

provided that the Company shall not be required to assume the fees and expenses of more than one additional counsel to the Indemnified Party. Neither party shall effect any settlement of any such action or claim or make any admission of liability or fact without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld. The indemnity hereby provided for shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any matters specified herein obtained by the Indemnified Party from any other person.

9.3   To the extent that any Indemnified Party is not a party to this agreement, the Agents shall obtain and hold the right and benefit of the indemnity provisions hereof in trust for and on behalf of such Indemnified Party, entitled to enforce such provisions for its benefit and on behalf of such Indemnified Party.

10.   **Contribution**

10.1   In the event that the indemnity provided for above is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason, the Agents and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by the Indemnified Party) of the nature provided for above such that the Agents shall be responsible for that portion represented by the percentage that the portion of the Agency Fee paid by the Company to the Agents bears to the gross proceeds realized from the sale of the Flow Through Common Shares and Additional Shares, whether the Agents have been sued together or separately, and the Company shall be responsible for the balance, provided that, in no event, shall the Agents be responsible for any amount in excess of the amount of the Agency Fee actually received by the Agents. In the event that the Company may be held to be entitled to contribution from the Agents under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Agents are responsible, as determined above, and (ii) the amount of the Agency Fee actually received by the Agents. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section, except to the extent that such failure to notify jeopardizes the legal position of the party from whom contribution may be sought. The right to contribution provided in this section shall be in addition to, and not in derogation of, any other right to contribution which the Agents or the Company may have by statute or otherwise by law.

10.2   The Company waives its right to recover contribution from the Agents or any other Indemnified Party with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in the Company's Information Record, other than a misrepresentation included in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Agents specifically for use therein.

11.   **Expenses**

11.1   Whether or not the Offerings are completed, all expenses incurred from time to time in connection with the Offerings (including the Agents' reasonable out-of-pocket expenses which include those expenses incurred in connection with due diligence and marketing meetings) and the fees of the Agents' legal counsel or incidental to the sale, issue or distribution of the Flow Through Common Shares, Additional Shares, the Compensation Warrants and all matters in connection with the transactions herein, including the costs and filing fees with respect to the private placement of the Flow Through Common Shares and Additional Shares, the cost of printing the Compensation Warrants Certificate and the certificates representing the Flow Through Common Shares and Additional Shares, the costs associated with the listing and posting for trading on the Exchange of the Flow Through Common Shares, Additional Shares and the Underlying Compensation Securities, the cost of the registration and delivery of the Flow Through Common Shares, Additional Shares and the Compensation Warrant Certificates and the fees and expenses of each of the Company's auditors, counsel and local counsel shall be borne by the Company. The Company shall also be responsible for any exigible Goods and Services Tax on the foregoing amounts. The Company covenants and agrees to fully reimburse the Agents from time to time for all such expenses immediately upon the receipt of one or more invoices.

12.   **Survival of Warranties, Representations, Covenants and Agreements**

12.1   All warranties, representations, covenants and agreements of the Company herein contained or contained in documents submitted or required to be submitted pursuant to this agreement shall survive the purchase by the Purchasers of the Flow Through Common Shares and Additional Shares and shall continue in full force and effect (with respect to representations and warranties, as to their truth and accuracy as at the Time of Closing) for the benefit of the Purchasers for a period ending on the Survival Limitation Date.

13.   **Action by the Agents**

13.1   All steps, including the granting of any waivers, which must or may be taken by the Agents in connection with the agreement resulting from the Company's acceptance of this offer, with the exception of the matters relating to termination contemplated by section 8, may be taken by the Lead Agent on behalf of itself and the remaining Agents and the execution of this agreement by the remaining Agents and by the Company shall constitute the Company's authority and obligation for accepting notification of any such steps from, and for delivering the certificates representing the Flow Through Common Shares, the Additional Shares and the Compensation Warrants to or to the order of, the Lead Agent. The Lead Agent shall fully consult with the remaining Agents with respect to all notices, waivers, extensions or other communications to or with the Company.

14. **General Contract Provisions**

14.1   Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company:

Aurizon Mines Ltd.
Suite 900 - 510 Burrard Street
Vancouver, British Columbia V6C 3A8

| Attention: | David P. Hall |
| Telecopier Number: | (604) 687-3932 |

with a copy to:

DuMoulin Black
10th Floor - 595 Howe Street
Vancouver, British Columbia V6C 2T5

| Attention: | Sargent H. Berner |
| Telecopier Number: | (604) 687-8772 |

or if to the Agents:

National Bank Financial Inc.
The Exchange Tower
130 King Street West, Suite 3200
Toronto, Ontario M5X 1J9

| Attention: | John W. Lydall |
| Telecopier Number: | (416) 869-8013 |

Dundee Securities Corporation

3424-1055 Dunsmuir Street
P.O. Box 49207
Vancouver, British Columbia V7X 1K8

Attention: Richard M. Cohen
Telecopier Number: (604) 647-0358

Haywood Securities Inc.
BCE Place, Suite 800
181 Bay Street, P.O. Box 808
Toronto, Ontario M5J 2T3

Attention: John Willett
Telecopier Number: (416) 504-2350

Canaccord Capital Corporation
Suite 2200-609 Granville Street
Vancouver, British Columbia V7Y 1H2

Attention: Ali Pejman
Telecopier Number: (604) 643-7733

with a copy to:

Goodman and Carr LLP
200 King Street West, Suite 2300
Toronto, Ontario M5H 3W5

Attention: Gary M. Litwack
Telecopier Number: (416) 595-0567

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

14.2   This agreement and the other documents herein referred to constitute the entire agreement between the Agents and the Company relating to the subject matter hereof and supersedes all prior agreements between the Agents and the Company with respect to their respective rights and obligations in respect of the Offerings, including the engagement letter between the Agents and the Company dated December 11, 2002, as amended.

14.3   Time shall be of the essence of this agreement and of every part hereof and no extension or variation of this agreement shall operate as a waiver of this provision.

14.4   The parties hereto covenant and agree to sign such other documents, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this agreement and every provision of it.

14.5   Other than as otherwise provided herein, no party to this agreement may assign this agreement, any part hereof or its rights hereunder without the prior written consent of the other party. Subject to the foregoing, this agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

14.6   In the event that any provision or part of this agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect. If, in any judicial proceeding, any provision of this agreement is found to be so broad as to be unenforceable, it is hereby agreed that such provision shall be interpreted to be only so broad as to be enforceable.

14.7   This agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by telecopier one copy and returning by courier one originally executed copy to the Lead Agent (Attention: John W. Lydall).

Yours very truly,

NATIONAL BANK FINANCIAL INC.

Per:_____
    Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

Per:_____
    Authorized Signing Officer

HAYWOOD SECURITIES INC.

Per:_____
    Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

Per:_____
    Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to and with effect as of the date first above written.

AURIZON MINES LTD.

Per:_____

     Name: David P. Hall
     Title: President and Chief Executive
                 Officer

G:\N\National Bank Financial Inc\Aurizon Mines Ltd\Agreements\Agency Agreement\Agency Agreement - Final.wpd

SCHEDULE "A"
DETAILS OF THE OFFERINGS

This is Schedule "A " to the Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc., Dundee Securities Corporation, Haywood Securities Inc. and Canaccord Capital Corporation made as of December 23, 2002.

Flow Through Offering:	A minimum of 3,703,703 and a maximum of 5,185,185 Flow Through Common Shares to be issued by way of private placement exemptions from the prospectus requirements, subject to the receipt of any applicable regulatory, director, shareholder and stock exchange approvals.
Additional Offering:	Up to 740,740 Additional Shares to be issued by way of private placement exemptions from the prospectus requirements, subject to the receipt of any applicable regulatory, director, shareholder and stock exchange approvals.
Price:	$1.35 per Flow Through Common Share or Additional Share.
Agency Fee:	6% of the gross proceeds of the Offerings payable in cash at and conditional upon Closing, plus such number of compensation warrants (the "**Compensation Warrants**") of the Company as is equal to 6% of the aggregate number of Flow Through Common Shares and Additional Shares sold under the Offerings. Each Compensation Warrant will entitle the Agents to acquire one Share at a price of $1.35 per Share and shall be exercisable at any time until 5:00 p.m. (Vancouver time) on the second anniversary of the Closing Date.
Qualifying Provinces:	The Qualifying Provinces for the Offerings will be such provinces of Canada as may be specified by the Agents and agreed to by the Company (which consent shall not be unreasonably withheld or delayed) as the provinces where Flow Through Common Shares or Additional Shares are to be sold. The Additional Shares may also be offered in such other jurisdictions outside Canada as may be specified by the Agents and agreed to by the Company (which consent shall not be unreasonably withheld or delayed).
Use of Proceeds:	The net proceeds received by the Company from the sale of the Flow Through Common Shares will be used for exploration of the Company's Casa Berardi property in Quebec, Canada, such that the proceeds of the Flow Through Offering will be used by the Company to incur (and the Company will renounce in favour of the Flow Through Purchasers) expenses that will qualify as one or more kinds of Qualifying Expenditures for income tax flow through purposes. The net proceeds by the Company from the sale of the Additional Shares shall be used for general working capital purposes.

Closing Date: Payment for, and delivery of, the Flow Through Common Shares and the Additional Shares is to occur on December 20, 2002, or such earlier or later date (not later than December 31, 2002) as may be agreed upon by the Company and the Agents.

Time of Closing: The Time of Closing will be 8:00 a.m. (Vancouver time) on the Closing Date, or such other time on the Closing Date as the Company and the Agents agree upon.

SCHEDULE "B"
DETAILS AS TO OUTSTANDING CONVERTIBLE SECURITIES

This is Schedule "B " to the Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc., Dundee Securities Corporation, Haywood Securities Inc. and Canaccord Capital Corporation made as of December 23, 2002.

General

No. of Shares/Amount	Item	Price	Expiry/Maturity Date
$7,000,000	Convertible Debentures	$0.60 [1]	May 31, 2003
Variable	Rights under Company Shareholder Rights Plan	Variable	Variable

Notes:

[1]   The Convertible Debentures are convertible into Shares in whole or in part on or prior to maturity at a price of $0.60 per Share (11,666,667 Shares in the aggregate).

Outstanding Options under Option Plan (as amended)

No. of Options	Price	Expiry Date
445,000	$0.60	February 22, 2004
100,000	$0.72	May 11, 2004
60,000	$0.72	June 1, 2004
540,000	$0.72	November 10, 2004
995,000	$0.80	July 9, 2003
150,000	$1.00	May 11, 2004
662,000	$1.00	March 23, 2005
70,000	$1.05	April 30, 2004
55,000	$1.05	June 1, 2004
40,000	$1.05	June 15, 2004
90,000	$1.05	May 12, 2005
140,000	$1.20	November 7, 2004

Total: 3,347,000

SCHEDULE "C"

DETAILS OF ENCUMBRANCES

This is Schedule "C " to the Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc., Dundee Securities Corporation, Haywood Securities Inc. and Canaccord Capital Corporation made as of December 23, 2002.

(a)   The Company's 50% interest in the Sleeping Giant Mine is subject to two Deeds of Hypothec in favour of the holders of the Company's $7,000,000 non-interest bearing convertible debentures which mature on May 31, 2003.

(b)   The Company has pledged a U.S.$300,000 term deposit with CIBC as security for a foreign exchange contract facility. As at December 20, 2002, the Company had foreign exchange contracts to deliver equal to U.S.$500,000 at an exchange rate of Cdn$1.555 in 2002 and U.S.$2,000,000 at an average exchange rate of Cdn$1.606 in 2003.

May 9, 2003

Aurizon Mines Ltd.
Suite 900
510 Burrard Street
Vancouver, British Columbia
V6C 3A8

Attention: President

Dear Sirs:

Re: Private Placement of Flow-Through Common Shares

Dundee Securities Corporation and National Bank Financial Inc. (collectively the "Agents" and individually an "Agent") understand that:

(a)   Aurizon Mines Ltd. (the "Corporation") is authorized to issue, among other things, 100,000,000 Common Shares (as hereinafter defined);

(b)   as at May 7, 2003, 70,445,817 Common Shares were outstanding as fully paid and non-assessable shares and an aggregate of 13,668,865 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible and exchangeable securities and other rights to acquire Common Shares; and

(c)   the Corporation is prepared to issue and sell up to 3,700,000 Common Shares (collectively the "Offered Securities" and individually an "Offered Security") which are "flow-through shares" as defined in subsection 66(15) of the *Income Tax Act* (Canada) at a price of $1.35 per Offered Security for maximum aggregate gross proceeds of up to $4,995,000 on the terms and subject to the conditions contained hereinafter.

Based upon the understanding of the Agents set out above and upon the terms and subject to the conditions contained hereinafter, upon the acceptance hereof by the Corporation, the Corporation hereby appoints the Agents to act as the sole and exclusive agents of the Corporation to solicit, on a best efforts basis, offers to purchase the Offered Securities, and the Agents hereby agree to act as such agents. It is understood and agreed that the Agents are under no obligation to purchase any of the Offered Securities, although the Agents may subscribe for and purchase Offered Securities if they so desire.

The terms and conditions of this Agreement are as follows:

1.   **Definitions, Interpretation and Schedules**

(a)   Definitions: Whenever used in this Agreement:

(i) "Agents" means Dundee Securities Corporation and National Bank Financial Inc. collectively;

(ii) "Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents herein, including the schedules attached hereto, as amended or supplemented from time to time;

(iii) "Ancillary Documents" means all agreements, indentures, certificates (including the Broker Warrant Certificates) and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement or the Subscription Agreements and includes the Subscription Agreements;

(iv) "Assistance" means assistance as that term is defined in subsection 66(15) of the Tax Act;

(v) "Auditor" means PricewaterhouseCoopers LLP, Chartered Accountants, the auditor of the Corporation;

(vi) "Broker Shares" means the Common Shares which may be issued on the exercise of the Broker Warrants;

(vii) "Broker Warrant Certificates" means the certificates representing the Broker Warrants;

(viii) "Broker Warrants" means the non-transferable broker warrants which will entitle the Agents to acquire in the aggregate Common Shares equal in number to 6% of the number of Offered Securities sold at any time commencing on the Closing Date and prior to 5:00 p.m. (Toronto time) on the date which is 12 months after the Closing Date at an exercise price of $1.35 per Common Share;

(ix) "Business Day" means a day which is not a Saturday, Sunday or a statutory or civic holiday in the City of Toronto, Province of Ontario;

(x) "Canadian Exploration Expense" or "CEE" means an expense incurred in 2003 of the nature referred to in paragraphs (f) or (g) of the definition of Canadian exploration expense in subsection 66.1(6) of the Tax Act or incurred in 2004 of the nature referred to in paragraph (f) of the definition of Canadian exploration expense in subsection 66.1(6) of the Tax Act, other than amounts which are prescribed to be "Canadian exploration and development overhead expense" for the purposes of the Tax Act or the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the applicable period as described in the definition of "expense" in subsection 66(15) of the Tax Act;

(xi) "Closing" means the purchase and sale of the Offered Securities subscribed for by the Purchasers pursuant to the Subscription Agreements;

(xii) "Closing Date" means May 9, 2003 or such other date as the Corporation and the Agents may mutually agree upon in writing;

(xiii) "Closing Time" means 3:00 p.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may mutually agree upon in writing;

(xiv) "Common Shares" means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

(xv) "Commitment Amount" means the aggregate amount paid by the Purchasers for the Offered Securities;

(xvi) "Corporation" means Aurizon Mines Ltd., a corporation incorporated under the *Company Act* (British Columbia);

(xvii) "Expenditure Period" means the period commencing on the Closing Date and ending on December 31, 2004;

(xviii) "Flow-Through Mining Expenditure" means an expense which is a "flow-through mining expenditure" as defined in subsection 127(9) of the Tax Act;

(xix) "Information" means all information regarding the Corporation that is made publicly available by the Corporation, or is authorized by the Corporation to be made publicly available, together with all information prepared by the Corporation and provided to the Agents or to potential purchasers of the Offered Securities, if any, and includes but is not limited to, all press releases, material change reports and financial statements of the Corporation;

(xx) "Offered Securities" means up to 3,700,000 Common Shares which are "flow-through shares" as defined in subsection 66(15) of the Tax Act to be issued and sold at the Purchase Price under the Offering;

(xxi) "Offering" means the offering for sale by the Corporation on a private placement basis of the Offered Securities;

(xxii) "Offering Jurisdictions" means the Provinces of British Columbia, Alberta, and Ontario and such other provinces and territories of Canada as may be mutually agreed upon by the Agents and the Corporation where the Offered Securities are offered to prospective purchasers or those provinces or territories where Purchasers reside, as the context permits or requires;

(xxiii) "Ontario Act" means the *Securities Act* (Ontario) and the regulations thereunder, together with the instruments, policies, rules, orders, codes, notices and interpretation notes of the Ontario Securities Commission, as amended, supplemented or replaced from time to time;

(xxiv) "Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(xxv) "Prescribed Forms" means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act and under the applicable provisions of the *Taxation Act* (Québec) as described in paragraph 1(e) hereof filed or to be filed by the Corporation within the prescribed times renouncing to the Purchasers [of the Offered Shares] the Resource Expenses incurred pursuant to the Subscription Agreements and all parts or copies of such forms required by Revenue Canada and under the *Taxation Act (*Québec*)* as described in paragraph 1(e) hereof to be delivered to the Purchasers;

(xxvi) "Prescribed Relationship" means a relationship between the Corporation and a Person where such Person and the Corporation are related or otherwise do not deal at arms length for purposes of the Tax Act;

(xxvii) "Purchase Price" means the price to be paid by the Purchasers for each Offered Security under the Offering, being $1.35 per Offered Security;

(xxviii) "Purchasers" means the purchasers of the Offered Securities collectively;

(xxix) "Reporting Provinces" means the Provinces of British Columbia, Ontario and Québec collectively;

(xxx) "Resource Expense" means an expense which is CEE which is incurred on or after the Closing Date and on or before the Termination Date which may be renounced by the Corporation pursuant to subsection 66(12.6) of the Tax Act with an effective date not later than December 31, 2003 and in respect of which, but for the renunciation, the Corporation would be entitled to a deduction from income for income tax purposes;

(xxxi) "Revenue Canada" means Canada Customs and Revenue Agency;

(xxxii) "Securities Commissions" means the securities regulatory authorities of the Offering Jurisdictions collectively;

(xxxiii) "Securities Laws" means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of the securities regulatory authorities (including the Stock Exchange) of, the applicable jurisdiction or jurisdictions collectively;

(xxxiv) "Stock Exchange" means The Toronto Stock Exchange;

(xxxv) "Subject Shares" means the Offered Securities and the Broker Shares collectively;

(xxxvi) "Subscription Agreements" means the subscription and renunciation agreement to be entered into between the Corporation and each of the Purchasers with respect to the purchase of the Offered Securities collectively;

(xxxvii) "Tax Act" means the *Income Tax Act* (Canada), as amended, re-enacted or replaced from time to time and all rules and regulations made pursuant thereto and any proposed amendments thereto; and

(xxxviii) "Termination Date" means December 31, 2003.

(b) Other Defined Terms: Whenever used in this Agreement, the words and terms "affiliate", "associate", "material fact", "material change", "misrepresentation", "senior officer" and "subsidiary" shall have the meaning given to such word or term in the Ontario Act unless specifically provided otherwise herein.

(c) Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and *vice versa* and words importing the masculine gender shall include the feminine gender and neuter.

(d)   Currency: All references to monetary amounts in this Agreement are to lawful money of Canada.

(e)   Taxation Act (Québec): Any reference to a word or term defined in the Tax Act includes, for purposes of Québec income taxation, a reference to the equivalent word or term, if any, defined in the *Taxation Act* (Québec) as such act may be amended, re-enacted or replaced from time to time. Any reference to the Tax Act or a provision thereof includes, for purposes of Québec income taxation, a reference to the *Taxation Act* (Québec) or the equivalent provision thereof as such act may be amended, re-enacted or replaced from time to time. Any reference to a filing or similar requirement imposed under the Tax Act includes, for purposes of Québec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the *Taxation Act* (Québec) as such act may be amended, re-enacted or replaced from time to time; provided that, if no filing or similar requirement is provided under the *Taxation Act* (Québec)*, a copy of any material filed under the Tax Act shall be filed with the Ministére de Revenue du Québec.

(f)   Schedules: The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	Title
A	Legal Opinion
B	Officers' Certificate

2.   **The Offered Securities**

(a)   Offered Securities: The Offered Securities are up to 3,700,000 Common Shares which are "flow-through shares" as defined in subsection 66(15) of the Tax Act.

(b)   Incurring and Renouncing of CEE: The Corporation hereby agrees to incur Resource Expenses in an amount equal to the Commitment Amount on or before the Termination Date in accordance with the Subscription Agreements and agrees to renounce to the Purchasers, with an effective date no later than December 31, 2003, pursuant to subsection 66(12.6) of the Tax Act, and, in respect of Resource Expenses incurred by the Corporation in 2004, pursuant to subsection 66(12.66) of the Tax Act, Resource Expenses in an amount equal to the Commitment Amount. For greater certainty, the Corporation may renounce to the Purchasers, with an effective date no later than December 31, 2003, either (i) Resource Expenses deemed to be incurred by it in 2004 pursuant to a renunciation to the Corporation by a corporation related to it for purposes of the Tax Act of Resource Expenses incurred by that corporation in 2004 if the renunciation by that corporation to the Corporation is pursuant to subsection 66(12.6) of the Tax Act and has an effective date in 2003, or (ii) Resource Expenses deemed to be incurred by it in 2003 pursuant to a renunciation to the Corporation by a corporation related to it for the purposes of the Tax Act of Resource Expenses incurred by that corporation in 2003 if the renunciation by that corporation to the Corporation is pursuant to subsection 66(12.6) of the Tax Act and has an effective date in 2003.

(c)   Investment Tax Credit: Notwithstanding any other provision hereof, the Corporation hereby agrees that in the event it should incur Flow-Through Mining Expenditures that it is not required to renounce to third parties pursuant to flow-through agreements entered into prior to the date hereof, it will renounce such Flow-Through Mining Expenditures to the Purchasers *pro rata* by number of Offered Securities purchased.

(d) <u>Renunciation</u>: The Corporation shall deliver to the Purchasers, on or before March 1, 2004, the relevant Prescribed Forms, fully completed and executed, renouncing to each Purchaser, Resource Expenses in an amount equal to the Commitment Amount applicable to such Purchaser with an effective date of no later than December 31, 2003, such delivery constituting the authorization of the Corporation to the Purchasers to file such Prescribed Forms with applicable taxation authorities.

3. **The Offering**

(a) <u>Sale on Exempt Basis</u>: The Agents will use their best efforts to arrange for Purchasers in the Offering Jurisdictions. The Agents shall offer for sale on behalf of the Corporation the Offered Securities in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions and only to such Persons and in such manner so that, pursuant to the provisions of the Securities Laws of the Offering Jurisdictions, no prospectus or offering memorandum or other similar document need be filed with, or delivered to, any Securities Commission in any Offering Jurisdiction in connection therewith.

(b) <u>Appointment of Co-agents and Sub-agents</u>: The Corporation agrees that, subject to the consent of the Corporation, such consent not to be unreasonably withheld, the Agents have the right to invite one or more investment dealers to form an agency group to participate in the soliciting of offers to purchase the Offered Securities. The Agents shall have the exclusive right to control all compensation arrangements between the members of the agency group. The Corporation grants all of the rights and benefits of this Agreement to any investment dealers so appointed by the Agents and appoints the Agents as trustees of such rights and benefits for such investment dealers, and the Agents hereby accept such trust and agree to hold such rights and benefits for and on behalf of such investment dealers. The Agents shall ensure that any investment dealers appointed pursuant to the provisions of this subsection 3(b) or with whom the Agents have a contractual relationship with respect to the Offering, if any, agree with the Agents to comply with the covenants and obligations given by the Agents herein.

(c) <u>Covenants of the Agents</u>: Each of the Agents covenants with the Corporation that (i) it will comply with all Securities Laws of the Offering Jurisdictions in which it solicits or procures subscriptions for Offered Securities in connection with the Offering, (ii) it will not solicit or procure subscriptions for Offered Securities so as to require the registration thereof or the filing of a prospectus with respect thereto under the laws of any jurisdiction, and (iii) it will obtain from each Purchaser an executed subscription agreement in a form reasonably acceptable to the Corporation and the Agents. Each of the Agents represents and warrants that it is, and, to the best of its knowledge, all sub-agents are, qualified to so act in the Offering Jurisdictions in which they solicit or procure subscriptions for the Offered Securities.

(d) <u>Filings</u>: The Corporation undertakes to file or cause to be filed all forms and undertakings required to be filed by the Corporation in connection with the Offering so that the distribution of the Offered Securities may lawfully occur in the Offering Jurisdictions without the necessity of filing a prospectus or an offering memorandum in Canada and the Agents undertake to use commercially reasonable efforts to cause the Purchasers of the Offered Securities to complete (and it shall be a condition of closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings required by the Securities Laws of the Offering Jurisdictions. All fees payable in connection with such filings shall be at the expense of the Corporation.

(e)   No Offering Memorandum: Neither the Corporation nor the Agents shall (i) provide to prospective purchasers of Offered Securities any document or other material that would constitute an offering memorandum within the meaning of the Securities Laws of the Offering Jurisdictions or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the Internet, or otherwise, or conduct any seminar or meeting relating to any offer and sale of the Offered Securities whose attendees have been invited by a general solicitation or advertising.

4.   **Due Diligence**

The Corporation shall allow the Agents to conduct all due diligence investigations, including meeting with senior management of the Corporation and the Auditor, as the Agents shall consider appropriate in connection with the Offering.

5.   **Deliveries By Closing Time**

(a)   Deliveries: By the Closing Time:

(i)   all actions required to be taken by or on behalf of the Corporation including, without limitation, the passing of all required resolutions of the directors, including committees of the directors, and shareholders of the Corporation, shall have occurred in order to complete the transactions contemplated by this Agreement and the Subscription Agreements, including, without limitation, to issue the Offered Securities, to create and issue the Broker Warrants and to reserve for issue and conditionally issue the Broker Shares, and a certified copy of all such resolutions shall have been delivered by the Corporation to the Agents;

(ii)   the Corporation shall have delivered or caused to be delivered to the Agents

A.   a favourable legal opinion of counsel to the Corporation, DuMoulin Black, who may rely on opinions of local counsel acceptable to the Agents, addressed to, among others, the Agents and the Purchasers substantially in the form of the opinion attached hereto as schedule A,

B.   a certificate dated the Closing Date signed by an appropriate officer of the Corporation and addressed to, among others, the Agents and the Purchasers with respect to the memorandum and articles of the Corporation, the resolutions of the directors and shareholders, if any, of the Corporation and any other corporate action taken relating to this Agreement and the Ancillary Documents and with respect to such other matters as the Agents may reasonably request and including specimen signatures of the signing officers of the Corporation,

C.   a certificate dated the Closing Date addressed to, among others, the Agents and the Purchasers signed by the chief executive officer and the chief financial officer of the Corporation or any two other senior officers of the Corporation acceptable to the Agents substantially in the form of the certificate attached hereto as schedule B,

D. a Subscription Agreement from each Purchaser accepted by the Corporation,

E. definitive certificates representing the Offered Securities registered in the names of the Purchasers or in such other name as the Agents may direct,

F. definitive certificates representing the Broker Warrants registered in the name of the Agents or in such other name or names as the Agents may direct, and

G. such further documents as may be contemplated by this Agreement or as the Agents may reasonably require,

all in form and substance satisfactory to the Agents;

(iii) the Corporation shall have delivered or cause to be delivered to the Agents payment of the amount payable by the Corporation to the Agents by certified cheque or bank draft, including (i) the commission payable by the Corporation to the Agents as provided in section 7 of this Agreement against delivery from the Agents to the Corporation of a receipt for the payment of such commission, (ii) the expenses (excluding legal expenses) payable by the Corporation to the Agents as provided in section 12 of this Agreement against delivery from the Agents to the Corporation of a receipt for the payment of such expenses, and (iii) the legal expenses payable by the Corporation to counsel for the Agents as provided in section 12 of this Agreement against delivery from such legal counsel to the Corporation of a receipt for the payment of such legal expenses; and

(iv) the Agents shall have delivered or cause to be delivered to the Corporation

A. payment of the aggregate purchase price for the Offered Securities purchased by the Purchasers by cheque or bank draft payable to the Corporation or as the Corporation may otherwise direct in writing against delivery from the Corporation to the Agents of a receipt for the purchase price for such Offered Securities, and

B. such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require,

all in form and substance satisfactory to the Corporation.

6. **Closing**

(a) Closing: The Closing shall be completed at the offices of counsel for the Agents at the Closing Time on the Closing Date.

(b) Conditions of Closing: The following are conditions precedent to the obligation of the Agents to complete the Closing and of the Purchasers to purchase the Offered Securities, which conditions the Corporation hereby covenants and agrees to use the best efforts thereof to fulfill within the time set out herein therefore, and which conditions may be waived in writing in whole or in part by the Agents:

(i) receipt by the Agents of the documents set forth in section 5 of this Agreement to be delivered to the Agents;

(ii)   the representations and warranties of the Corporation contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(iii)   the Corporation having complied with all covenants, and satisfied all terms and conditions, contained herein to be complied with and satisfied by the Corporation at or prior to the Closing Time; and

(iv)   the Agents not having previously terminated the obligations thereof pursuant to this Agreement.

7.   **Fee**

(a)   Commission: In consideration of the agreement of the Agents to act as agents of the Corporation in respect of the Offering, and in consideration of the services performed and to be performed by the Agents in connection therewith, including, without limitation:

(i)   acting as agents of the Corporation to solicit, on a best efforts basis, offers to purchase the Offered Securities;

(ii)   participating in the preparation of the form of the Subscription Agreements and certain of the Ancillary Documents; and

(iii)   advising the Corporation with respect to the private placement of the Offered Securities;

the Corporation shall pay to the Agents at the Closing Time against receipt of payment of the purchase price for the Offered Securities, a fee of 6% of the aggregate purchase price for the Offered Securities.

(b)   Broker Warrant: In addition to the commission payable to the Agents pursuant to subsection 7(a) hereof, as additional consideration for the services performed and to be performed by the Agents hereunder, the Corporation shall issue to the Agents at the Closing Time Broker Warrants which entitle the Agents to acquire in the aggregate Common Shares equal in number to 6% of the number of Offered Securities sold, in form and substance satisfactory to the Agents.

8.   **Representations and Warranties**

The Corporation hereby represents and warrants to the Agents and the Purchasers, and acknowledges that the Agents and the Purchasers are relying upon each of such representations and warranties in completing the Closing, as follows:

(a)   Incorporation and Organization: The Corporation has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Subscription Agreements and to carry out the obligations thereof hereunder and thereunder.

(b)   Extra-provincial Registration: The Corporation is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c) <u>Authorized Capital:</u> The Corporation is authorized to issue, among other things, 100,000,000 Common Shares, of which, as of May 7, 2003, 70,445,817 Common Shares were issued and outstanding as fully paid and non-assessable shares.

(d) <u>Listing:</u> The Common Shares are, and at the time of issue of the Offered Securities will be, listed on the Stock Exchange and the Offered Securities will, at the time of issue thereof, have been conditionally listed on the Stock Exchange. Except for Common Shares issued upon the exercise of existing outstanding options, warrants or other securities of the Corporation convertible into Common Shares, the Corporation has not issued, or agreed to issue, any Common Shares or any securities exchangeable or exercisable for, or convertible into, Common Shares at an effective price per Common Share which is less than the Purchase Price during the 60 day period immediately preceding the date hereof.

(e) <u>Certain Securities Law Matters:</u> The Common Shares are listed only on the Stock Exchange, the Corporation is a reporting issuer or the equivalent only in the Reporting Provinces and is not in default of any requirement of the Securities Laws of any of such provinces and the Common Shares are not registered under the *Securities Exchange Act of 1934* (United States), as amended.

(f) <u>Qualifying Issuer and Resale of Securities:</u> The Corporation is and will be on the Closing Date a "qualifying issuer" within the meaning of Multilateral Instrument 45-102 of the Canadian Securities Administrators. The Offered Securities will not be subject to a restricted period or statutory hold period under the Securities Laws of the Province of British Columbia or Ontario or to any resale restriction under the policies of the Stock Exchange which extends beyond four months and one day after the Closing Date.

(g) <u>Rights to Acquire Securities:</u> No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except for, as at May 7, 2003, an aggregate of 13,668,865 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares.

(h) <u>No Pre-emptive Rights:</u> The issue of the Offered Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(i) <u>Offered Securities:</u> The execution of this Agreement and the Subscription Agreements and the issue by the Corporation to the Purchasers of the Offered Securities will be exempt from the registration and prospectus requirements of Securities Laws.

(j) <u>Subsidiaries:</u> The Corporation does not have any material subsidiaries within the meaning of the Ontario Act.

(k) <u>Issue of Offered Securities:</u> All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing, the Offered Securities and, upon payment of the requisite consideration therefor, the Offered Securities will be validly issued as fully paid and non-assessable shares.

(l) <u>Consents, Approvals and Conflicts:</u> None of the offering and sale of the Offered Securities, the execution and delivery of this Agreement, the Subscription Agreements, the compliance by the Corporation with the provisions of this Agreement or the Subscription Agreements or the consummation of the transactions contemplated herein and therein including, without limitation, the incurring of Resource Expenses and the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions as set forth herein, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under Securities Laws and the policies of the Stock Exchange and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation is a party or by which it or any of the properties or assets thereof is bound, or the memorandum or articles of the Corporation or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation.

(m) <u>Authority and Authorization:</u> The Corporation has full corporate power and authority to enter into this Agreement and the Subscription Agreements and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Subscription Agreements and to observe and perform the provisions of this Agreement and the Subscription Agreements in accordance with the provisions hereof and thereof including, without limitation, the incurring of Resource Expenses and the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions set forth herein and therein.

(n) <u>Validity and Enforceability:</u> This Agreement and the Subscription Agreements have been authorized, executed and delivered by the Corporation and constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with the terms thereof.

(o) <u>Public Disclosure:</u> Each of the documents which contains any of the Information is, as of the date thereof, in compliance in all material respects with the Securities Laws of the Reporting Provinces and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively constitute full, true and plain disclosure of all material facts relating to the Corporation and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date hereof. There is no fact known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the

Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or the ability of the Corporation to perform its obligations under this Agreement and the Subscription Agreements or which would otherwise be material to any Person intending to make an equity investment in the Corporation.

(p)   Timely Disclosure: The Corporation is in compliance with all timely disclosure obligations under the Securities Laws of the Reporting Provinces, and, without limiting the generality of the foregoing, to the best knowledge of the Corporation, there has not occurred any material adverse change, in the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation which has not been publicly disclosed and none of the documents filed by or on behalf of the Corporation pursuant to the Securities Laws of the Reporting Provinces contain a misrepresentation (as such term is defined in the Ontario Act) at the date of the filing thereof.

(q)   No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(r)   Financial Statements: The audited financial statements of the Corporation for the year ended December 31, 2001, together with the auditors' report thereon and the notes thereto, and the unaudited interim financial statements of the Corporation for the period ended September 30, 2002 and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Corporation as at the dates thereof and such financial statements contain no direct or implied statement of a material fact which is untrue on the date of such financial statements and do not omit to state any material fact which is required by Canadian generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

(s)   Changes in Financial Position: Since September 30, 2002:

(i)   the Corporation has not paid or declared any dividend or incurred any material capital expenditure or made any commitment therefore;

(ii)   the Corporation has not incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; and

(iii)   the Corporation has not entered into any material transaction;

except in each case as disclosed in the Information.

(t)   No Contemplated Changes: Except as disclosed in the Information, the Corporation has not approved, is not contemplating, has not entered into any agreement in respect of, or has no knowledge of:

(i)   the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise;

(ii)   the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or otherwise) of the Corporation; or

(iii)   a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation.

(u)   <u>Insurance:</u> The assets of the Corporation and the business and operations thereof are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and the Corporation has not failed to promptly give any notice or present any material claim thereunder.

(v)   <u>Taxes and Tax Returns:</u> The Corporation has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs or prospects of the Corporation and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Corporation or the payment of any material tax, governmental charge, penalty, interest or fine against the Corporation. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(w)   <u>Compliance with Laws, Licenses and Permits:</u> The Corporation has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and the Corporation has not received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise), condition (financial or otherwise) or prospects of, the Corporation.

(x)   <u>Agreements and Actions:</u> The Corporation is not in violation of any term of its memorandum or articles. The Corporation is not in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation, nor is the Corporation in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of the Corporation or in any of the material properties or assets thereof or in any material liability on the part of the Corporation or which places, or could place, in question the validity or enforceability of this Agreement, the Subscription Agreements or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(y)   <u>Owner of Property:</u> The Corporation is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof as described in the Information, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Information, and no other property rights are necessary for the conduct of the business of the Corporation as currently conducted or contemplated to be conducted, the Corporation does not know of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as disclosed in the Information, the Corporation does not have any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof.

(z)   <u>Mineral Rights:</u> The Corporation holds either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which the Corporation has an interest as described in the Information under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which the Corporation has any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Corporation has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation has an interest as described in the Information granting the Corporation the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation, with only such exceptions as do not materially interfere with the use made by the Corporation of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation.

(aa)   Property Agreements: Any and all of the agreements and other documents and instruments pursuant to which the Corporation holds the property and assets thereof (including an interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, the Corporation is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Information.

(bb)   No Defaults: The Corporation is not in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation.

(cc)   Compliance with Employment Laws: Except as disclosed in the Information, the Corporation is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning the Corporation or result in an adverse material change to the Corporation, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation after due inquiry, threatened against the Corporation, no union representation question exists respecting the employees of the Corporation and no collective bargaining agreement is in place or currently being negotiated by the Corporation, the Corporation has not received any notice of any unresolved matter and there are no outstanding orders under the *Employment Standards Act* (Ontario), the Human Rights Code (Ontario), the *Occupational Health and Safety Act* (Ontario) or the *Workers' Compensation Act* (Ontario) or any other similar legislation in any jurisdiction in which the Corporation carries on business or has employees, no employee has any agreement as to the length of notice required to terminate his or her employment with the Corporation in excess of twelve months or equivalent compensation and all benefit and pension plans of the Corporation are funded in accordance with applicable laws and no past service funding liability exist thereunder.

(dd)   Environmental Compliance: Except as disclosed in the Information, the Corporation:

        (i)   and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)   does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Corporation or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and the Corporation nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)   has not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Corporation does not have any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or the property, assets, business or operations thereof;

(iv)   does not store any hazardous or toxic waste or substance on the property thereof and has not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises at which the Corporation carries on business, in each case other than in compliance with Environmental Laws; and

(v)   is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

(ee)   No Litigation: There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation after due inquiry, threatened against or which adversely affect the Corporation or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or the ability of the Corporation to perform the obligations thereof and the Corporation is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or the Subscription Agreements.

(ff)   Flow-Through Shares: Upon issue, the Offered Securities will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and are not and will not be prescribed shares within the meaning of section 6202.1 of the regulations to the Tax Act and the applicable provisions of the *Taxation Act* (Québec).

(gg)   Principal-Business Corporation: The Corporation is a "principal-business corporation" as defined in subsection 66(15) of the Tax Act and will continue to be a "principal-business corporation" until such time as all of the Resource Expenses required to be renounced under this Agreement and the Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act.

(hh)   Commitment Amount: The Corporation has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the Purchasers effective on or before December 31, 2003, Resource Expenses in an aggregate amount equal to the Commitment Amount and the Corporation has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act.

(ii)   Broker Warrants:

(i)   The Corporation has all requisite corporate power and authority to issue the Broker Warrants and to enter into, execute and deliver and to carry out the obligations thereof under the Broker Warrant Certificates. All necessary corporate action has been taken by the Corporation to authorize the issue of the Broker Warrants in accordance with the terms and conditions hereof and, when issued, the Broker Warrants will be validly issued and to authorize the creation, execution, delivery and performance of the Broker Warrant Certificates and to observe and perform the provisions of the Broker Warrant Certificates in accordance with the provisions thereof including, without limitation, the issue of the Broker Shares for the consideration and upon the terms and conditions set forth in the Broker Warrant Certificates.

(ii)   The Broker Warrant Certificates constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with the terms thereof. None of the issue of the the Broker Warrants, the execution and delivery of the Broker Warrant Certificates, the compliance by the Corporation with the provisions of the Broker Warrant Certificates or the consummation of the transactions contemplated therein including, without limitation, the issue of the Broker Shares for the consideration and upon the terms and conditions set forth in the Broker Warrant Certificates, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under applicable Securities Laws and the policies of the Stock Exchange and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation is a party or by which it or any of the properties or assets thereof is bound, or the articles or by-laws of the Corporation or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, any arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation.

(iii)   None of the issue of the Broker Warrants or the Broker Shares will be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(iv)   The issue by the Corporation to the Agents of the Broker Warrants will be exempt from the registration and prospectus requirements of the Securities Laws of the Provinces of British Columbia, Alberta and Ontario. The Broker Shares will not be subject to a restricted period or statutory hold period under the Securities Laws of the Province of British Columbia, Alberta or Ontario or to any resale restrictions under the policies of the Stock Exchange which extends beyond four months and one day after the Closing Date.

9.   **Covenants of the Corporation**

(a)   Consents and Approvals: Immediately following the acceptance by the Corporation hereof, the Corporation covenants and agrees with the Agents and the Purchasers that the Corporation will:

(i)   use its reasonable best efforts to obtain, to the extent not already obtained, the necessary regulatory consents from the Stock Exchange and, to the extent necessary, from the Securities Commissions of the Offering Jurisdictions for the Offering on such terms as are mutually acceptable to the Agents and the Corporation, acting reasonably;

(ii)   use its reasonable best efforts to arrange for the listing of the Subject Shares on the Stock Exchange as soon as possible; and

(iii)   make all necessary filings and use its reasonable best efforts to obtain all other necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement.

(b)   General: The Corporation hereby covenants and agrees with the Agents and the Purchasers that the Corporation will:

(i)   fulfill all legal requirements to permit the issue, offering and sale of the Offered Securities, the creation and issue of the Brokers Warrants and the issue of the Broker Shares as contemplated in this Agreement including, without limitation, compliance with the Securities Laws of the Offering Jurisdictions to enable the

Offered Securities to be offered for sale and sold to the Purchasers and Broker Warrants to be issued to the Agents without the necessity of filing a prospectus in the Offering Jurisdictions;

(ii)   the Corporation shall deliver to the Agents a copy of all press releases made and material change reports and other documents filed with any regulatory authority forthwith upon such press release being made or material change report or other document being filed until 30 days after the Closing Date;

(iii)   use its reasonable best efforts to maintain the listing of the Common Shares on the Stock Exchange and the status thereof as a reporting issuer not in default under the securities legislation of each of the Reporting Provinces for a period of 18 months after the Closing Date; and

(iv)   forthwith after the Closing Date file such documents as may be required under the Securities Laws of the Offering Jurisdictions relating to the offering of the Offered Securities which, without limiting the generality of the foregoing, shall include a Form 45-501F1 as prescribed by the Ontario Act and the equivalent thereof in all other Offering Jurisdictions and a Form 45-102F2 as prescribed by Multilateral Instrument 45-102 of the Canadian Securities Administrators.

(c)   Flow-Through Shares: The Corporation hereby covenants with the Agents and the Purchasers that:

(i)   for a period of a least 18 months from the Closing Date, the Corporation shall remain a validly subsisting corporation licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the properties owned or leased by the Corporation or the nature of the activities conducted by the Corporation make such licensing, registration or qualification necessary and shall carry on the business thereof in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction and use the best efforts thereof to maintain the status thereof as a reporting issuer not in default of any requirement of the Securities Laws of the Reporting Provinces and the listing on the Stock Exchange of the Common Shares;

(ii)   the Corporation shall incur as soon as possible and in any event, during the Expenditure Period, Resource Expenses in an amount not less than the Commitment Amount;

(iii)   the Corporation shall renounce in favour of the Purchasers and take all other actions necessary under the Tax Act and the *Taxation Act (*Québec*)* and within the time periods required under the Tax Act and the *Taxation Act (*Québec*)* in order for such renunciation to be valid and effective on or before December 31, 2003, Resource Expenses in an amount not less than the Commitment Amount;

(iv)   the Corporation shall file, pursuant to the Tax Act and any applicable provincial tax statute, including the *Taxation Act* (Québec), on a timely basis, the prescribed forms, including, without limitation, the form T100 and any applicable provincial equivalent required to be filed by the end of the month after the month in which the Closing Date occurs, together with a copy of the Subscription Agreements and all required supporting documents;

(v)   the Corporation shall provide to the Purchasers, as soon as possible after the Corporation has renounced Resource Expenses, all information and documents that the Purchasers may reasonably require for income tax purposes;

(vi)   the Corporation shall keep proper and complete books, records and accounts of all expenses incurred by the Corporation and all transactions affecting the Purchasers and the use of the Commitment Amount and, upon reasonable notice, if required by the Purchasers in order to satisfy any demand or request by Revenue Canada or by the Ministere de Revenue du Québec, if applicable, to make such books, records and accounts available for inspection and audit by or on behalf of the Purchasers or Revenue Canada or by the Ministére de Revenue du Québec, if applicable;

(vii)   if the Corporation fails to renounce in favour of the Purchasers, effective on or before December 31, 2003, Resource Expenses in an amount, after any adjustment pursuant to subsection 66(12.73) of the Tax Act, at least equal to the Commitment Amount, the Corporation shall pay forthwith after such failure becomes known an amount equal to the amount of any tax (within the meaning of subparagraph 6202.1(5)(b) of the regulation to the Tax Act) payable by the Purchasers under the Tax Act or the *Taxation Act* (Québec), if applicable, or the laws of any other province of Canada, as a consequence of such failure to renounce by the Corporation;

(viii) the Corporation shall file with Revenue Canada and with the appropriate authorities in the Province of Québec within the time prescribed by subsection 66(12.68) of the Act and the applicable section of the *Taxation Act* (Québec) the forms prescribed for the purposes of such legislation together with a copy of the Subscription Agreements and any "selling instrument" contemplated by such legislation and by the Subscription Agreements and shall forthwith following such filings provide to the Purchasers a copy of such forms certified by two officers of the Corporation;

(ix)   the Corporation shall maintain its status as a "principal business corporation" as defined in subsection 66(15) of the Tax Act hereof until January 1, 2005;

(x)   the Corporation shall incur and renounce Resource Expenses pursuant to the Subscription Agreements before incurring and renouncing Resource Expenses pursuant to any other agreement which it may enter into after the date hereof with any Person with respect to the issue of "flow-through shares" as defined in subsection 66(15) of the Tax Act or securities which are exchangeable or exercisable for, or convertible into, flow-through shares, the Corporation shall not, without the prior written consent of the Agents (which consent may be withheld in the sole discretion of the Agents) (i) enter into any other agreement which would prevent or restrict its ability to renounce to the Purchasers, Resource Expenses in the amount of the Commitment Amount, or (ii) for a period of 60 days after the date hereof enter into any agreement which provides for the issue of Common Shares which are "flow-through shares" as defined in subsection 66(15) or securities exchangeable or exercisable for, or convertible into, Common Shares which are "flow-through shares" as defined in subsection 66(15), at an effective price per Common Share which is less than the Purchase Price and, if the Corporation is required under the Tax Act to reduce Resource Expenses previously renounced to the Purchasers, the reduction shall be made *pro rata* by number of Offered Securities purchased and provided that the

Corporation shall not reduce Resource Expenses renounced to the Purchasers under the Subscription Agreements until it has first reduced to the extent possible all CEE renounced to Persons other than the Purchasers;

(xi)   the Resource Expenses to be renounced by the Corporation to the Purchasers

    A.   will constitute CEE on the effective date of the renunciation;

    B.   will not include expenses that are "Canadian exploration and development overhead expenses" (as defined in the Regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Corporation or amounts which constitute specified expenses for seismic data described in paragraph 66(12.6)(b.1) of the Tax Act or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the applicable period as described in the definition of "expenses" in subsection 66(15) of the Tax Act,

    C.   will not include any amount that has previously been renounced by the Corporation to the Purchasers or to any other Person,

    D.   would be deductible by the Corporation in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Purchasers, and

    E.   will not be subject to any reduction under subsection 66(12.73) of the Tax Act;

(xii)   the Corporation shall not reduce the amount renounced to the Purchasers pursuant to subsection 66(12.6) of the Tax Act;

(xiii)   the Corporation shall not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Resource Expense to the Purchasers in an amount equal to the Commitment Amount;

(xiv)   if the Corporation receives, or becomes entitled to receive, any government assistance which is described in paragraph (a) of the definition of "excluded obligation" in subsection 6202.1(5) of the regulations made under the Tax Act and the receipt or entitlement to receive such government assistance has or will have the effect of reducing the amount of CEE validly renounced to the Purchasers to less than the Commitment Amount, the Corporation shall remit to the Purchasers the benefit of all amounts received or receivable in respect of such government assistance; and

(xv)   the Corporation shall deliver to the Purchasers on or before March 1, 2004, a list of the provinces, territories or other jurisdictions in Canada where the Corporation has incurred, or intends to incur, Resource Expenses together with the amount incurred in each such province, territory or jurisdiction.

(d)   <u>Use of Proceeds:</u> The Corporation will use the proceeds of the Offered Securities sold under the Offering for the exploration of the Casa Berardi property of the Corporation located in the Province of Québec.

10.   **Termination**

(a)   Right of Termination: The Agents shall be entitled, at the sole option thereof, to terminate and cancel, without any liability on the part of the Agents, all of the obligations thereof under this Agreement and the obligations of any Person who has executed a Subscription Agreement, by notice in writing to that effect delivered to the Corporation prior to or at the Closing Time if:

(i)   the Agents are not satisfied in the sole discretion thereof with the results of the due diligence review and investigation of the Corporation conducted by the Agents;

(ii)   there is in the sole opinion of the Agents a material change or change in a material fact or new material fact or an undisclosed material fact or material change which might be expected to have an adverse effect on the condition (financial or otherwise), capital, property, assets, operations, business, affairs, profitability or prospects of the Corporation or on the market price or value of the Common Shares or any other securities of the Corporation;

(iii)   there should develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry or other occurrence of any nature whatsoever which, in the sole opinion of the Agents, seriously affects, or could seriously affect, the financial markets or the business of the Corporation or the market price or value of the Common Shares or any other securities of the Corporation;

(iv)   the state of the financial markets is such that in the sole opinion of the Agents it would be unprofitable to offer or continue to offer for sale the Offered Securities;

(v)   there is any inquiry, action, suit, proceeding or investigation (whether formal or informal, instituted or announced or threatened) in relation to the Corporation or any of the directors, officers or principal shareholders of the Corporation;

(vi)   any order to cease or suspend trading in any securities of the Corporation is made, threatened or announced by the Stock Exchange or any other securities regulatory authority; or

(vii)   the Corporation is in breach of any term, condition, covenant or agreement contained in this Agreement or in any Subscription Agreement or any representation or warranty given by the Corporation in this Agreement or in any Subscription Agreement is or becomes untrue, false or misleading.

(b)   Rights on Termination: Any termination by the Agents pursuant to subsection 10(a) hereof shall be effected by notice in writing delivered by the Agents to the Corporation at the address thereof as set out in section 14 hereof. The right of the Agents to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agents may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. In the event of a termination by the Agents pursuant to subsection 10(a) hereof there shall be no further liability on the part of the Agents to the Corporation or of the Corporation to the Agents except any liability which may have arisen or may thereafter arise under either section 11 or 12 hereof.

11.   **Indemnity and Contribution**

(a)   Indemnity: The Corporation hereby covenants and agrees to protect, indemnify and save harmless the Agents and each investment dealer which is a member of any agency group formed by the Agents in connection with the Offering, each of the associates and affiliates of each of them and the respective directors, officers, employees, shareholders, partners, advisors and agents of each of the Agents and each investment dealer which is a member of any agency group formed by the Agents in connection with the Offering and of each of the associates and affiliates of a each of them (in this section 11 hereof each an "Indemnified Person" and collectively the "Indemnified Persons") from and against all losses (other than a loss of profits), claims, damages, liabilities, costs and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the fees and expensed of counsel on a solicitor and his own client basis incurred in respect thereof), joint or several, of whatsoever nature or kind to which an Indemnified Person may become subject or otherwise involved in any capacity under statute or common law or otherwise caused or incurred by reason of or in any way arising, directly or indirectly, from, by virtue of, or related to, enforcing the provisions of this Agreement or any Subscription Agreement, or:

(i)   any statement or information contained in the Information which at the time and in light of the circumstances under which it was made containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading;

(ii)   the omission or alleged omission to state in the Information any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(iii)   any order made or inquiry, investigation or proceeding commenced or threatened by any officer or official of the Stock Exchange, any securities commission or authority or any other competent authority, not based upon the activities or the alleged activities of either of the Agents or any member of any agency group formed by the Agents in connection with the Offering, based upon any untrue, false or misleading statement or omission or alleged untrue, false or misleading statement or omission or any misrepresentation or alleged misrepresentation in the Information which prevents or restricts trading in the Offered Securities or the Common Shares in any of the Offering Jurisdictions;

(iv)   the non-compliance or alleged non-compliance by the Corporation with any of the Securities Laws of the Offering Jurisdictions or any other applicable law in connection with the transactions contemplated herein;

(v)   any negligence or willful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Offered Securities; or

(vi)   the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Securities being or being alleged to be untrue, false or misleading.

If any matter or thing contemplated by this section 11 shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder, such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim and the Corporation shall be entitled, but not required, to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other of them and the Corporation shall not be liable for any settlement of any such claim unless it has consented in writing to such settlement.

(b) Counsel: In any claim referred to in section 11 hereof, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person provided that the fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

(i) the Corporation fails to assume the defence of such claim on behalf of the Indemnified Person within ten days of receiving notice of such claim;

(ii) the Corporation and the Indemnified Person shall have mutually agreed to the retention of such separate legal counsel; or

(iii) the named parties to such claim (including any added, third or impleaded parties) include both the Corporation and the Indemnified Person and the Indemnified Person has been advised by legal counsel that representation of both the Corporation and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing interests between them;

in which event or events the fees and disbursements of such separate legal counsel shall be paid by the Corporation, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this subsection 11(b), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless:

(i) the Corporation and the Indemnified Persons have mutually agreed to the retention of more than one legal counsel for the Indemnified Persons; or

(ii) the Indemnified Persons have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

(c) Waiver of Right: The Corporation hereby waives its right to recover contribution from the Agents and the other Indemnified Persons with respect to any liability of the Corporation by reason of or arising out of the indemnity provided by the Corporation in this section 11; provided, however, that such waiver shall not apply in respect of an Agent for any liability directly caused or incurred by reason or arising out of any information or statements relating solely to, and provided by, such Agent or any failure by such Agent in connection with the Offering to provide to Purchasers any document which the Corporation is required to provide to the Purchasers and which the Corporation has provided or made available to the Agents to forward to the Purchasers.

(d)   Contribution:

    (i)   In order to provide for just and equitable contribution in circumstances in which the indemnity contained in this section 11 is, for any reason of policy or otherwise, held to be unavailable, in whole or in part, to an Indemnified Person other than in accordance with the provisions of such section, the Corporation shall contribute to the aggregate losses (other than a loss of profit), claims, damages, liabilities, costs and expenses of the nature contemplated by the said indemnity incurred or paid by the Corporation and the Indemnified Person, in the following proportions:

        A.   the Agents shall be responsible for 6% thereof in the aggregate, (with each Agent being responsible to a maximum of the cash fee actually received from the Corporation under this Agreement and retained by such Agent); and

        B.   the Corporation shall be responsible for the balance;

    provided, however, that no Person guilty of fraudulent misrepresentation shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation and provided that in no case shall the Agent be responsible for any amount in excess of the cash fee actually received from the Corporation under this Agreement and retained by such Agent.

    (ii)   In the event that the Corporation is held to be entitled to contribution from the Agents under the provisions of any statute or law, the Corporation shall be limited to such contribution in an amount not exceeding the lesser of:

        A.   the portion of the amount of the loss or liability giving rise to such contribution for which the particular Agent is responsible as determined in accordance with paragraph 11(d)(i) above; and

        B.   the amount of the cash fee actually received from the Corporation under this Agreement and retained by such Agent.

    (iii)   For purposes of this subsection 11(d), each party hereto shall give prompt notice to the other parties hereto of any claim, action, suit or proceeding threatened or commenced in respect of which a claim for contribution may be made under this subsection 11(d).

(e)   Held in Trust: To the extent that the indemnity contained in subsection 11(a) hereof is given in favour of a Person who is not a party to this Agreement, the Corporation hereby constitutes the Agents as trustees for such Person for such indemnity and the covenants given by Corporation to such Person in this Agreement. The Agents hereby accept such trust and hold such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Agents in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

12.   **Expenses**

Whether or not the purchase and sale of the Offered Securities shall be completed as contemplated by this Agreement, all expenses of or incidental to the issue, sale and delivery of the Offered Securities and of or incidental to all matters in connection with the transaction herein set out shall be borne by the Corporation including, without limitation, the reasonable fees (to a maximum of $20,000) and disbursements (including applicable taxes) of legal counsel for the Agents and the reasonable out-of-pocket expenses (including applicable taxes) of the Agents.

13.   **Conditions**

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation prior to the Closing Time shall be construed as conditions and any breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Agents to terminate the obligations thereof to complete the Closing by written notice to that effect given by the Agent to the Corporation prior to the Closing Time. It is understood and agreed that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Agents any such waiver or extension must be in writing and signed by or on behalf of the Agents. If the Agents shall elect to terminate the obligations thereof to complete the Closing as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 11 hereof, the right to contribution referred to in section 11 hereof and the payment of expenses referred to in section 12 hereof.

14.   **Notices**

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

(a)   in the case of the Corporation:

Aurizon Mines Ltd.
Suite 900
510 Burrard Street
Vancouver, British Columbia
V6C 3A8

Attention: President
Telecopier: 604-687-3932

with a copy to:

DuMoulin Black
10th Floor
595 Howe Street
Vancouver, British Columbia
V6C 2T5

Attention: Sargent H. Berner
Telecopier: 604-687-8772

in the case of the Agents:

Dundee Securities Corporation
Suite 400
20 Queen Street West
Toronto, Ontario
M5H 3R3

Attention: David Anderson
Telecopier: 416-350-3312

- and to -

National Bank Financial Inc.
Suite 3200, The Exchange Tower
2 First Canadian Place
130 King Street West
Toronto, Ontario
M5X 1J9

Attention: John W. Lydall
Telecopier: 416-869-8013

with a copy to:

Fraser Milner Casgrain LLP
Barristers & Solicitors
Suite 3900
100 King Street West
1 First Canadian Place
Toronto, Ontario
M5X 1B2

Attention: Frank Davis
Telecopier: 416-863-4592

Either the Corporation or either of the Agents may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier.

15.   **Miscellaneous**

(a)   Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)   Time of Essence: Time shall be of the essence of this Agreement.

(c)   Survival: All representations, warranties, covenants and agreements of the Corporation herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase and sale of the Offered Securities and the termination of this

Agreement and shall continue in full force and effect for the benefit of the Agents and the Purchasers, regardless of any subsequent disposition of Offered Securities or Broker Shares or any investigation by or on behalf of the Agents with respect thereto.

(d)   Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(e)   Entire Agreement: This Agreement constitutes the entire agreement between the Corporation and the Agents in connection with the issue and sale of the Offered Securities by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet relating to the Offering between the Corporation and the Agents.

(f)   Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

(g)   Language: The parties hereto acknowledge and confirm that they have requested that this Agreement as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu'elles ont convenu que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés dans la langue anglaise.

(h)   Authority of Dundee Securities Corporation: Dundee Securities Corporation shall have the authority to act on, and to sign and deliver, any notice, request or other communication or agreement on behalf of the Agents.

Would you kindly confirm the agreement of the Corporation to the foregoing by executing five duplicate copies of this Agreement and thereafter returning three such executed copies to Dundee Securities Corporation.

Yours truly,

DUNDEE SECURITIES CORPORATION   **NATIONAL BANK FINANCIAL INC.**
By: By:

_____   _____

The undersigned hereby accepts and agrees to the foregoing as of the _____ day of May, 2003.

                                            AURIZON MINES LTD.
                                            By:

                                            _____

Schedule A
Form of Opinion

May <>, 2003

DUNDEE SECURITIES CORPORATION
Suite 400
20 Queen Street West
Toronto, Ontario
M5H 3R3

- and to -

NATIONAL BANK FINANCIAL INC.
Suite 3200, The Exchange Tower
2 First Canadian Place
130 King Street West
Toronto, Ontario
M5X 1J9

- and to -

FRASER MILNER CASGRAIN LLP
Suite 3900
100 King Street West
Toronto, Ontario
M5X 1B2

- and to -

The purchasers listed on schedule A attached hereto

Dear Sirs:

Re: Aurizon Mines Ltd.
Private Placement of Flow-Through Common Shares

We have acted as counsel to Aurizon Mines Ltd. (the "Corporation") in connection with the issue and sale today by the Corporation (the "Offering") to the purchasers listed on schedule A attached hereto (the "Purchasers") of <> "flow-through" common shares of the Corporation (the "Offered Securities") at a purchase price of $1.35 per Offered Security in accordance with, among other things, the provisions of an agency agreement (the "Agency Agreement") dated as of May <>, 2003 between the Corporation and Dundee Securities Corporation and National Bank Financial Inc. (collectively the "Agents"). In connection with the issue of the Offered Securities, the Corporation has agreed to incur and renounce to the Purchasers thereof expenditures which qualify as Canadian exploration expense under the *Income Tax Act* (Canada) (the "Tax Act").

As partial consideration for the services of the Agents in connection with the Offering, the Corporation has granted to the Agents broker warrants (the "Broker Warrants") which entitle the holders thereof to

purchase an aggregate of <> common shares of the Corporation (individually a "Broker Share" and collectively the "Broker Shares") at an exercise price of $1.35 per Broker Share at any time commencing on the date of the issue thereof and until May <>, 2004.

This opinion is provided at the request of the Agents pursuant to subparagraph 5(a)(ii)A of the Agency Agreement. Words and terms in this opinion with the initial letter or letters capitalized and not defined herein shall, if defined in the Agency Agreement, have the meanings given to such capitalized words and terms in the Agency Agreement.

In connection with rendering this opinion, we have, among other things:

1.   participated, together with Fraser Milner Casgrain LLP, counsel to the Agents, in the preparation of

   (a)   the Agency Agreement,

   (b)   a subscription and renunciation agreement between the Corporation and each of the Purchasers providing for the purchase by the Purchaser of Offered Securities (collectively the "Subscription Agreements"), and

   (c)   the specimen form of certificate representing the Broker Warrants;

2.   examined, among other things,

   (a)   a certified copy dated May <>, 2003 of the memorandum and articles of the Corporation,

   (b)   a certificate dated May <>, 2003 (the "Certificate of Good Standing") issued pursuant to the *Company Act* (British Columbia) relating to the Corporation,

   (c)   a certificate dated May <>, 2003 (the "British Columbia Reporting Issuer Certificate") issued pursuant to subsection 77(3) of the *Securities Act* (British Columbia) (the "BC Act") relating to the Corporation, a certificate dated May <>, 2003 (the "Ontario Reporting Issuer Certificate") issued pursuant to subsection 72(8) of the *Securities Act* (Ontario) (the "Ontario Act") relating to the Corporation and a certificate dated May <>, 2003 (the "Québec Reporting Issuer Certificate") issued pursuant to <> of the *Securities Act* (Québec) relating to the Corporation,

   (d)   a certified copy dated May <>, 2003 of the resolution passed by the directors of the Corporation, among other things, authorizing the Offering, the execution and delivery of the Agency Agreement and of each of the Subscription Agreements (the Agency Agreement and the Subscription Agreements are hereinafter collectively referred to as the "Agreements") and the completion of the transactions contemplated therein,

   (e)   an originally executed copy of each of the Agreements,

   (f)   originally executed certificates representing the Broker Warrants (collectively the "Broker Warrant Certificates"),

   (g)   a certificate dated May <>, 2003 of Computershare Trust Company of Canada (the "Transfer Agent Certificate") with respect to the number of outstanding common shares of the Corporation ("Common Shares"),

(h)   a letter dated May <>, 2003 from The Toronto Stock Exchange (the "Stock Exchange") granting conditional listing of the Subject Shares (the "Conditional Listing Letter"),

(i)   a certificate dated May <>, 2003 of an officer of the Corporation (the "Officer's Certificate") with respect to certain factual matters, and

(j)   a certificate dated May <>, 2003 of the chief executive officer and the chief financial officer of the Corporation substantially in the form attached as schedule B to the Agency Agreement (the "Bringdown Certificate"), and

3.   considered such questions of law, made such investigations and examined such originals, facsimiles or copies, certified or otherwise identified to our satisfaction, of such additional public and corporate records, records of corporate proceedings, certificates and other documents as we have considered relevant or necessary in order to render the opinion expressed below.

The opinion expressed herein is subject to the following exceptions, qualifications and assumptions:

(a)   we have assumed, with respect to all of the documents examined by us, the genuineness of all signatures, the legal capacity at all relevant times of any individual signing any of such documents, the authenticity and completeness of all documents submitted to us as originals, the conformity to authentic originals of all documents submitted to us as a certified or true copy or as a reproduction (including facsimiles) and the truthfulness and accuracy of the corporate records of the Corporation and of all certificates of public officials and officers of the Corporation, not being aware of any reason why the addressees of this opinion would not be entitled to rely on any of the certificates upon which we are relying in rendering this opinion;

(b)   we have assumed that each of the parties to the Agreements other than the Corporation has all requisite power and authority to enter into, execute, deliver and perform its obligations thereunder and that the Agreements have been authorized, executed and delivered by each of such parties and are legal, valid and binding obligations of each of them enforceable against each of such parties in accordance with their respective terms;

(c)   we have assumed that there are no agreements, arrangements, undertakings, obligations or understandings in respect of the Offered Securities or their issue other than as specified in the Subscription Agreements in respect thereof and it is not reasonable to expect that any undertakings will be effected within five years of the date hereof that, if in effect today, would result in the Offered Securities being prescribed shares for purposes of the definition of a "flow-through share" in subsection 66(15) of the Tax Act;

(d)   we have assumed that each of the Agents is registered under the Securities Laws of the Offering Jurisdictions as of the date hereof as a broker, investment dealer or securities dealer and has complied with all laws applicable to such Agent, including any limitations on the activities thereof applicable because of the category in which such Agent is registered, in arranging for the purchase of the Offered Securities by the Purchasers;

(e)   in rendering the opinion expressed in paragraph **[10 or 11]** hereof, we have assumed that:

(i)   the representations, warranties and acknowledgements of the Purchasers contained in their respective Subscription Agreements are true and correct in every material respect, that all of the covenants of the Purchasers contained in their respective Subscription Agreements have been performed and that each Purchaser is a resident of the jurisdiction shown as the address of such Purchaser on the Subscription Agreement of such Purchaser, and

(ii) no advertisement respecting the Offering has been made in public printed media, radio, television or telecommunications, including electronic display, and no offering memorandum (as such term is defined in the Securities Laws of the Province of British Columbia) has been delivered to the Purchasers or any prospective purchaser in connection with the distribution of the Offered Securities;

(f) in rendering the opinion expressed in paragraph 3 hereof and in paragraphs **[12 and 15 or 13 and 16]** hereof, we have, with respect to certain factual matters, relied exclusively and without independent investigation upon the Officer's Certificate, a copy of which is attached as schedule B to this opinion;

(g) in rendering the opinion expressed in paragraph 1 hereof, we have relied solely, without independent investigation, upon the Certificate of Good Standing, a copy of which is attached as schedule <> to this opinion;

(h) in rendering the opinion expressed in paragraph 2 hereof relating to the number of Common Shares outstanding, we have relied exclusively and without independent investigation upon the Transfer Agent Certificate, a copy of which is attached as schedule <> to this opinion;

(i) insofar as our opinion in paragraphs 5 **[and 7 or, 7 and 8]** hereof relates to the legality, validity, binding nature or enforceability of the Agreements, and the Ancillary Documents, including the Broker Warrant Certificates, such opinion is subject to

(i) the laws of any jurisdiction, other than the Province of British Columbia and the laws of Canada, which may be considered or given effect to under the laws of the Province of British Columbia in any such determination,

(ii) applicable bankruptcy, insolvency and other similar laws affecting the rights of creditors generally,

(iii) the qualification that the granting of equitable remedies such as specific performance and injunctive relief is within the discretion of a court of competent jurisdiction, and

(iv) with respect to the Agency Agreement, the qualification that rights of indemnity and contribution may be contrary to public policy;

(j) in rendering the opinion expressed in paragraph **[16 or 17]** hereof, we have relied exclusively and without independent investigation upon the British Columbia Reporting Issuer Certificate, the Ontario Reporting Issuer Certificate and the Québec Reporting Issuer Certificate, a copy of each of which is attached as schedules <> to <> to this opinion delivered with this opinion; and

(k)   in rendering the opinion expressed in paragraph **[17 <u>or</u> 18]** hereof as to the approval of certain matters by the Stock Exchange, we have relied exclusively upon the Conditional Listing Letter, a copy of which is attached as schedule <> to this opinion.

We are solicitors qualified to practice law in the Province of British Columbia and we express no opinion as to the laws of any jurisdiction, or as to any matters governed by the laws of any jurisdiction, other than the laws of the Province of British Columbia and the laws of Canada applicable therein. So far as this opinion relates to matters governed by the laws of any province other than the Province of British Columbia and the laws of Canada applicable therein, we have relied upon opinions of local counsel in the Provinces of Alberta and Ontario (together with the Province of British Columbia being referred to herein as the "Offering Jurisdictions"), each dated the date hereof and addressed to, among others, you and us, an originally signed copy of each of which accompanies this opinion and we are of the opinion that the addressees thereof are justified in relying upon such opinions. Except insofar as we have relied upon such opinions of local counsel, the opinion herein is based on the laws of the Province of British Columbia and the laws of Canada applicable therein in effect on the date hereof. To the extent that the opinions of local counsel are based upon any assumption or are made subject to any limitation, qualification or exception, our opinion is given in reliance thereon or based upon such assumption and is subject to such limitation, qualification or exception except insofar as such assumption, limitation, qualification or exception relates to matters governed by the laws of the Province of British Columbia or the laws of Canada applicable therein or to facts which are known to us or which have been or are reasonably capable of being verified by us.

Based on and relying upon the foregoing and subject to the qualifications hereinbefore and hereinafter set forth, we are of the opinion that:

1.   The Corporation has been incorporated, is existing and has not been dissolved under the *Company Act* (British Columbia). The Corporation has all necessary corporate power and capacity, and the Corporation is qualified to own, lease and operate its property and assets and to conduct its business at and in the places where such property and assets are now owned, leased or operated or such business is now conducted.

2.   The Corporation is authorized to issue, among other things, 100,000,000 Common Shares, of which <> Common Shares are outstanding as fully paid and non-assessable shares.

3.   The Offered Securities are "flow-through shares" as defined in subsection 66(15) of the Tax Act and are not on the date of issue under the Subscription Agreements in respect thereof "prescribed shares" for the purposes of the definition of "flow-through share" in subsection 66(15) of the Tax Act.

4.   The Corporation has all necessary corporate power and capacity, and has taken all necessary corporate action, to authorize, execute and deliver the Agreements and the Ancillary Documents, including the Broker Warrant Certificates, and to perform all of its obligations thereunder, including for the issue of the Offered Securities, the Broker Warrants and the Broker Shares.

5.   Each of the Agreements and the Ancillary Documents has been authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with the terms thereof.

6.   The Offered Securities have been authorized and issued as fully paid and non-assessable shares.

7.   The Broker Warrants have been authorized, created and issued to the Agents and the Broker Warrant Certificates have been authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with the terms thereof. The Broker Warrants have the attributes contemplated by the Agency Agreement and the Agents are entitled to the benefits, and are subject to the provisions, of the Broker Warrant Certificates. The Broker Shares have been allotted, reserved and conditionally issued to the Agents and the Broker Shares will, when issued upon the exercise of the Broker Warrants in accordance with the provisions thereof, be issued as fully paid and non-assessable shares.

8.   The authorization, execution and delivery of each of the Agreements and each of the Ancillary Documents, including the Broker Warrant Certificates, the performance of the provisions thereof by the Corporation and the offering, issue and sale of the Offered Securities and the issue of the Broker Warrants and the Broker Shares do not and will not (i) require the consent, approval or authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other Person, except such as have been obtained, (ii) conflict with or result in any breach or violation of the memorandum or articles of, or any resolution of the directors or shareholders of, the Corporation or any agreement or other instrument to which the Corporation is a party or by which it is bound, (iii) violate the provisions of any law, statute, rule or regulation to which the Corporation or the property or assets thereof is subject, or (iv) breach any judgment, order or decree of any court, governmental authority, agency, tribunal, arbitrator, stock exchange or securities regulatory authority or other authority to which the Corporation or any of the property or assets thereof is subject.

9.   The form and terms of the certificates representing the Common Shares and the Broker Warrants have been approved by the directors of the Corporation and conform with the provisions of the *Company Act* (British Columbia), the memorandum and articles of the Corporation and, in the case of the Common Shares, the requirements of the Stock Exchange.

10.   The offering, issue, sale and delivery of the Offered Securities by the Corporation to Purchasers resident in the Offering Jurisdictions in accordance with the Subscription Agreements has been effected in such a manner as to be exempt, either by statute, regulation, instrument or order, from the prospectus requirements of the Securities Laws of the Offering Jurisdictions and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the Securities Laws of the Offering Jurisdictions to permit or in connection with the offering, issue, sale and delivery of Offered Securities to the Purchasers. We note however that the Corporation is required:

        (a)   with respect to trades of Offered Securities to which the Securities Laws of the Province of British Columbia are applicable, to file with the British Columbia Securities Commission within 10 days after the date of issue and sale of the Offered Securities a report prepared and executed in accordance with Form 45-902F as required by section 139 of the rules made under the BC Act together with the prescribed filing fee in respect of Offered Securities purchased by Purchasers resident in the Province of British Columbia and a completed fee checklist;

        (b)   with respect to trades of Offered Securities to which the Securities Laws of the Province of Alberta are applicable, to file with the Alberta Securities Commission within 10 days of the date after issue and sale of the Offered Securities a report prepared and executed in accordance with Form 20 prescribed by the *Securities Act* (Alberta) together with the prescribed filing fee in respect of Offered Securities purchased by Purchasers resident in the Province of Alberta;

(c)   with respect to trades of Offered Securities to which the Securities Laws of the Province of Ontario are applicable, to file with the Ontario Securities Commission within 10 days of the date after issue and sale of the Offered Securities a report prepared and executed in accordance with Form 45-501F1 prescribed by Rule 45-501 of the Ontario Securities Commission in respect of Offered Securities purchased by Purchasers resident in the Province of Ontario; and

(d)   to file with the securities regulatory authorities of the Offering Jurisdictions via the System for Electronic Document Analysis and Retrieval ("SEDAR") a report prepared and executed in accordance with Form 45-102F2 prescribed by Multilateral Instrument 45-102 ("MI 45-102") of the Canadian Securities Administrators in respect of the issue of the Offered Securities.

11.   No prospectus or registration pursuant to the registration requirement of the Securities Laws of the Offering Jurisdictions will be required and no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent or authorization of any regulatory authority will be required to be obtained under the Securities Laws of the Offering Jurisdictions to permit or in connection with the issue and delivery by the Corporation of the Warrant Shares upon the exercise of Warrants in accordance with the terms thereof to holders of Warrants resident in the Offering Jurisdictions provided that no commission or other remuneration is paid or given to others in respect of the issue and delivery of the Warrants Shares except for ministerial, administrative or professional services or for services performed by a registrant properly registered under such Securities Laws.

12.   No prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the Securities Laws of the Offering Jurisdictions to permit or in connection with the first trade of Offered Securities through a registrant properly registered under such Securities Laws in compliance therewith provided that the Corporation filed with the securities regulatory authorities of the Offering Jurisdictions via SEDAR a report prepared and executed in accordance with Form 45-102F2 prescribed by MI 45-102 within the time period required by MI 45-102 in respect of the issue of the Offered Securities and further provided that:

(a)   the Corporation is and has been a reporting issuer for the four months immediately preceding such first trade in any of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec or Nova Scotia;

(b)   at the time of such first trade at least four months have elapsed from the date of issue of the Offered Securities;

(c)   at the time of such first trade the trade is not a "control distribution" as such term is defined in section 1.1 of MI 45-102;

(d)   no unusual effort is made to prepare the market or to create a demand for the Offered Securities;

(e)   no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(f)   if the selling security holder is an insider or officer of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of securities legislation.

We note however that if the selling security holder is a resident of or is otherwise subject to the Securities Laws of the Province of Ontario, the vendor will be required to file with the Ontario Securities Commission a report prepared and executed in accordance with Form 45-501F2 prescribed by Rule 45-501 of the Ontario Securities Commission within 10 days after the date of the trade.

13.   The issue of the Broker Warrants to the Agents has been effected in such a manner as to be exempt, either by statute, regulation, instrument rule or order, from the prospectus requirements of the Securities Laws of the Province of British Columbia or Ontario and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under such Securities Laws to permit or in connection with the issue of the Broker Warrants to the Agents. We note however that the Corporation is required to file:

(a)   with the Ontario Securities Commission within 10 days after the date of issue of the Broker Warrants a report prepared and executed in accordance with Form 45-501F1 prescribed by Rule 45-501 of the Ontario Securities Commission; and

(b)   with the Ontario Securities Commission via SEDAR a report prepared and executed in accordance with Form 45-102F2 prescribed by MI 45-102 in respect of the issue of the Broker Warrants.

14.   No prospectus or registration pursuant to the registration requirement of the Securities Laws of the Province of Ontario will be required and no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent or authorization of any regulatory authority will be required to be obtained under the Securities Laws of the Province of Ontario to permit or in connection with the issue and delivery by the Corporation of Broker Shares upon the exercise of the Broker Warrants in accordance with the terms thereof to the Agents provided that no commission or other remuneration is paid or given to others in respect of the issue and delivery of the Broker Shares except for ministerial or professional services or for services performed by a registrant properly registered under such Securities Laws.

15.   No prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the Securities Laws of the Province of Ontario to permit or in connection with the first trade of Broker Shares through a registrant properly registered under such Securities Laws in compliance therewith provided that the Corporation filed with the Ontario Securities Commission via SEDAR a report prepared and executed in accordance with Form 45-102F2 prescribed by MI 45-102 within the time period prescribed by MI 45-102 in respect of the issue of the Broker Warrants and further provided that:

(a)   the Corporation is and has been a reporting issuer for the four months immediately preceding such first trade in any of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec or Nova Scotia;

(b)   at the time of such first trade at least four months have elapsed from the date of issue of the Broker Warrants;

(c)   if such first trade is in Broker Shares and is made within four months after the issue of the Broker Warrants, the certificate representing such Broker Shares carried the legend required by MI 45-201;

(d)   at the time of such first trade the trade is not a "control distribution" as such term is defined in section 1.1 of MI 45-102;

(e)   no unusual effort is made to prepare the market or to create a demand for the Broker Shares;

(f)   no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(g)   if the selling security holder is an insider or officer of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of securities legislation.

We note however that the selling security holder will be required to file with the Ontario Securities Commission a report prepared and executed in accordance with Form 45-501F2 prescribed by Rule 45-501 of the Ontario Securities Commission within 10 days after the date of the trade.

16.   The Corporation is a reporting issuer in the Provinces of British Columbia, Ontario and Québec and is not included in the list of defaulting reporting issuers maintained pursuant to the laws of such provinces. The Corporation is a reporting issuer under the BC Act and is not in default of filing financial statements required by the BC Act or the rules thereunder and paying fees and charges prescribed by the regulations under the BC Act relating to those filings.

17.   The Common Shares are traded on the Stock Exchange and the Subject Shares have been conditionally listed for trading on the Stock Exchange upon the issue thereof, subject to compliance by the Corporation with the listing conditions set out in the Conditional Listing Letter.

This opinion relates exclusively to the transaction outlined above and is for the sole use and benefit of the persons to whom it is addressed. Accordingly, this opinion may not be delivered to, or relied upon, by any other person or used in connection with any other transaction without our prior written consent. This opinion is limited to the matters stated herein, and no opinion or belief is implied or may be inferred beyond the matters expressly stated herein.

Schedule B
Officers' Certificate

TO: DUNDEE SECURITIES CORPORATION
AND TO: NATIONAL BANK FINANCIAL INC.
AND TO: FRASER MILNER CASGRAIN LLP
AND TO: THE PURCHASERS OF FLOW-THROUGH COMMON SHARES OF AURIZON MINES LTD.

CERTIFICATE

The undersigned, David P. Hall, President and Chief Executive Officer of Aurizon Mines Ltd. (the "Corporation"), and Ian. S. Walton, Executive Vice-President and Chief Financial Officer of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1. The facts, matters and information certified to herein are based on one or more of knowledge and information available or provided to us and our honest belief and all statements made in this certificate represent our reasonably held honest belief as to the facts, matters, information and belief possessed by us. We have used our best efforts to become informed of and about the facts, matters and information certified to herein and have sought the advice of counsel for the Corporation on those matters certified to herein which involve matters of laws and have relied upon such advice to the extent that those matters involve matters of law.

2. The Corporation has complied with all covenants and agreements contained in, and has satisfied all of the terms and conditions of, the Agency Agreement to be complied with and satisfied by the Corporation at or prior to the Closing Time.

3. The representations and warranties of the Corporation contained in the Agency Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated thereby.

4. Since September 30, 2002, except as disclosed in the Information, there has been no material adverse change (whether actual, anticipated, proposed, prospective or threatened) in the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of the Corporation or in the capital of the Corporation.

5. No transaction of a nature material to the Corporation has been entered into by the Corporation, except as disclosed in the Information.

6. There are no contingent liabilities affecting the Corporation which are material to the Corporation.

7. No order, ruling or determination having the effect of ceasing or suspending the sale or ceasing, suspending or restricting trading in the Offered Securities, the Common Shares or any other securities of the Corporation has been issued or made by any stock exchange, securities commission or other regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for such purpose have been instituted or are pending, or are contemplated or threatened under any of the Securities Laws of the Offering Jurisdictions or by

any stock exchange (including the Stock Exchange), securities commission or other regulatory authority.

8. There are no actions, suits, proceedings or enquiries pending or, to the best of their knowledge, threatened against or affecting the Corporation or to which any property or assets of the Corporation is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may, in any way, materially and adversely affect the Corporation.

9. No failure or default on the part of the Corporation exists under any law or regulation applicable to the Corporation or under any licence, permit, contract, agreement or other instrument to which the Corporation is a party or by which the Corporation is bound, which may in any way materially and adversely affect the Corporation and the execution, delivery and performance of the Agency Agreement and the performance by the Corporation of its obligations thereunder will not result in any such default.

10. The Corporation:

    (a) is a reporting issuer in at least one of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec or Nova Scotia;

    (b) is an electronic filer under National Instrument 13-101 of the Canadian Securities Administrators;

    (c) has a current annual information form filed on SEDAR;

    (d) has a class of equity securities listed on a qualified market, being The Toronto Stock Exchange or Tier 1 or Tier 2 of the TSX Venture Exchange, has not been notified by the qualified market that it does not meet the requirements to maintain such listing and has not been designated inactive, suspended or the equivalent;

    (e) is in compliance with the requirements of National Instrument 43-101; and

    (f) if it has received a notice in writing from any regulator that its current annual information form, including any technical reports is unacceptable, has satisfied the regulator that its current annual information form is acceptable.

11. This certificate is being made and delivered pursuant to subparagraph 5(a)(ii)C of the agency agreement dated as of May 9, 2003 between the Corporation and the Agents (the "Agency Agreement") and we acknowledge that the addressees hereof will be relying on this certificate.

Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement. The undersigned acknowledge that they are familiar with the definitions given to the capitalized words and terms in the Agency Agreement and such definitions are hereby incorporated by reference.

IN WITNESS WHEREOF the undersigned have executed this certificate as of the _____ day of May, 2003.

David P. Hall, the President and
Chief Executive Officer of
Aurizon Mines Ltd.

Ian S. Walton, the Executive Vice-President
and Chief Financial Officer of
Aurizon Mines Ltd.

AURIZON MINES LTD.

Suite 900,
510 Burrard Street
Vancouver, British Columbia V6C 3A8

INFORMATION CIRCULAR
(Information as at April 30, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of Proxies by the management of **AURIZON MINES LTD**. (the "Company") for use at the Annual General Meeting of the Company to be held on June 17, 2003 (the "Meeting"). The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b)   more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

(a) AUTHORIZED SHARES

The Company is authorized to issue 200,000,000 shares without par value divided into 100,000,000 Common Shares and 100,000,000 Preferred Shares issuable in series.

(b) ISSUED AND OUTSTANDING SHARES

70,445,817 Common Shares and no Preferred Shares were issued and outstanding, as at April 30, 2003.

(c) VOTING SHARES

The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on April 30, 2003, will be entitled to receive notice of and vote at the Meeting.

(d) PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and senior officers of the Company, as at April 24, 2003, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except as follows:

Title Of Class	Identity of Person or Group	Amount Owned	% of Issued & O/S Common Shares Owned
Common Shares	Sodemex I & II, s.e.c., 65 Sainte-Anne, 12e etage Quebec, Quebec G1R 3X5	8,812,180	12.51%

ELECTION OF DIRECTORS

At each annual general meeting directors shall be elected to fill the places of the directors whose terms of office expire at the meeting, but if the number of directors is changed pursuant to the Company's Articles at or prior to the meeting, a greater or lesser number of directors shall be elected accordingly. A director whose term of office expires shall be eligible for re-election.

With respect to the election of directors:

i.   the terms of office of Messrs. Richard Faucher, Gerard Gagne, Robert Normand, Sargent H. Berner, David P. Hall and Frank A. Lang expire at the annual meeting of shareholders to be held on June 17, 2003.

ii.   the terms of office of Messrs. Peter Ferderber, William E. Vance and Ian S. Walton will expire at the third next succeeding annual meeting of the shareholders subsequent to June 18, 2002.

iii.   the term of office of Mr. Brian S. Moorhouse will expire at the third next succeeding annual meeting of the shareholders subsequent to June 14, 2001.

The Company has an audit committee, members of which are set out below. The Company also has an executive compensation and corporate governance committee, members of which are set out below. The Company does not have an executive committee.

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on June 17, 2003, for election as directors for a term expiring at the third next following annual general meeting. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence, Position with the Company and Principal Occupation	Number of Common Shares Held or Controlled (Directly/Indirectly) [a]	Served as a Director since
SARGENT H. BERNER[c] Vancouver, B.C. DIRECTOR; Partner, DuMoulin Black, Barristers & Solicitors Director of Emgold Mining Corporation, Cream Minerals Inc., Sultan Minerals Inc., Titan Logix Corp. and Valgold Resources Ltd.	**94,700**	1988

Name, Municipality of Residence, Position with the Company and Principal Occupation	Number of Common Shares Held or Controlled (Directly/Indirectly) [a]		Served as a Director since
DAVID P. HALL Surrey, B.C. CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER Chartered Accountant	**393,342**		1988
FRANK A. LANG West Vancouver, B.C. DIRECTOR; B.A., M.A., P.Eng.; Chairman of Valgold Resources Ltd., Emgold Mining Corporation, Sultan Minerals Inc. Acrex Ventures Inc. and Abington Ventures Inc.; Chairman and President of Cream Minerals Ltd.	1,304,000 554,175 **1,858,175**	Directly Indirectly	1988

Pursuant to agreements between the Company and Capital d'Amerique CDPQ Inc. ("CDPQ") and the Solidarity Fund (QFL), management of the Company proposes to nominate the following persons for election as directors for a term of one year expiring at the next following annual general meeting. Information concerning such persons, as furnished by the individual nominees, is as follows:

RICHARD FAUCHER[c] Beaconsfield, Quebec DIRECTOR; P.Eng., President, C.E.O. and Director of Niocan Inc.	**25,000**	1999
GERARD GAGNE[b] St-Lambert, Quebec DIRECTOR; Senior Investment Advisor, The Solidarity Fund (Q.F.L.) Chartered Accountant	NIL	2002
ROBERT NORMAND[b] Rosemère, Québec DIRECTOR, CHAIRMAN OF THE AUDIT COMMITTEE Chartered Accountant	NIL	1999

The Company's directors whose term of office does not expire at the Meeting of shareholders to be held on June 17, 2003, are set out below. Information concerning such persons, as furnished by the individual directors, is as follows:

PETER FERDERBER Val d'Or, Quebec DIRECTOR; Director of Hollinger North Shore Explorations Ltd., La Fosse Platinum Group Inc., Levelland Energy & Resources Ltd. and Louvicourt Gold Mines Inc.	**164,379**	1988
BRIAN S. MOORHOUSE[b][c] Vancouver, B.C. LEAD DIRECTOR, CHAIRMAN OF THE EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE; President of Vega Management Corporation	10,000 Directly 190,000 Indirectly **200,000**	1988
WILLIAM E. VANCE White Rock, B.C. DIRECTOR; Retired	**306,067**	1988

Name, Municipality of Residence, Position with the Company and Principal Occupation	Number of Common Shares Held or Controlled (Directly/Indirectly) [a]		Served as a Director since
IAN S. WALTON	550,100	Directly	1993
West Vancouver, B.C.	225,900	Indirectly	
DIRECTOR, EXECUTIVE VICE-PRESIDENT & CHIEF FINANCIAL OFFICER	**776,000**		
Chartered Accountant			

Notes:

[a] Shares beneficially owned as at April 3, 2003, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

[b] Member of the Audit Committee.

[c] Member of the Executive Compensation and Corporate Governance Committee

EXECUTIVE COMPENSATION

(a) COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three (3) most recently completed financial years (to the extent required by the Rules) in respect of the individuals who were: as at December 31, 2002, the Chief Executive Officer and the Executive Vice-President & Chief Financial Officer of the Company; and, up until to June 1, 2001, the Vice-President, Operations of the Company. (Collectively referred to as the "Named Executive Officers").   The total salary and bonus, as determined in accordance with Item 1.3 of BC Form 51-905F (Previously Form 41) of the British Columbia Securities Act, paid to each of the Company's other senior officers, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year, did not exceed $100,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			**Long Term Compensation**			
					Awards		**Payouts**	
Named Executive Officer and Principal Position as at 12/31/02 (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Granted Under Options (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David P. Hall Chairman, Chief Executive Officer & President	2002 2001 2000	$174,666 $170,000 $170,000	$55,000 NIL NIL	NIL NIL NIL	150,000 NIL NIL	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2002 2001 2000	$144,000 $140,000 $140,000	$44,000 NIL NIL	NIL NIL NIL	150,000 NIL NIL	NIL NIL NIL	N/A N/A N/A	$10,800 [2] NIL NIL
André J. Ouellet[1] Former Vice-President, Operations	2002 2001 2000	N/A $85,055 $152,490	N/A NIL NIL	N/A $152,485 NIL	N/A NIL NIL	N/A NIL NIL	N/A N/A N/A	$57,000[2] NIL NIL

Note:

(1) Mr. Ouellet resigned as Vice-President, Operations of the Company on June 1, 2001. As a result, he was employed by the Company for only the first five (5) months during the year ended December 31, 2001. A severance payment equal to one year's salary was paid to Mr. Ouellet upon his resignation.   In addition, Mr. Ouellet's stock options were extended to the earlier of the expiry date of his options or June 1, 2004.

(2) Please see OPTION EXERCISES AND YEAR-END OPTION VALUES set out in item (d) below.

(b) Long-term Incentive Plans

The Company does not have a long-term incentive plan or "LTIP", pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year, other than options as set out in item (c) below.

(c) Option Grants/Stock Appreciation Rights

The Company does not grant stock appreciation rights or "SARS" as compensation for services rendered, whereby the Named Executive Officers would receive a payment based wholly or in part on changes in the trading price of the Company's publicly traded securities. The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees and directors (the "Plan").

The following options were granted to the Named Executive Officers and Directors during the most recently completed financial year.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2002

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
David P. Hall Chairman, Chief Executive Officer & President	50,000 100,000	3.6% 7.2%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Ian S. Walton, Executive Vice-President & Chief Financial Officer	50,000 100,000	3.6% 7.2%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Sargent H. Berner Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Gerard Gagne Director	40,000	2.9%	$1.35	$1.35	December 19, 2004
Peter Ferderber Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Richard Faucher Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Brian S. Moorhouse Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Frank A. Lang Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Robert Normand Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Gaetan Morin[1] Former Director	25,000	1.8%	$0.60	$0.54	February 22, 2004
William E. Vance Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004

[1]   Mr. Morin resigned on November 7, 2002. Within 30 days of his resignation and in accordance with the Plan, on December 2, 2002, Mr. Morin exercised all of his existing stock options as follows: 25,000 shares @ $0.60 per share; and 50,000 shares @ $0.72 per share. The closing price of the Company's shares on December 2, 2002 was $1.22 per share. Therefore, the notional aggregate value realized on the date of exercise was $40,500.

(d) Option Exercises and Year End Option Values

The Named Executive Officers exercised the following options during the most recently completed financial year. The following table (presented in accordance with the Regulation) also sets forth details of the financial year-end value of unexercised options on an aggregated basis held by the Named Executive Officers. Options vest immediately upon grant and there are, therefore, no unexercisable options listed.

AGGREGATE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
DECEMBER 31, 2002 AND FINANCIAL YEAR-END OPTION VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised but exercisable Options at Financial Year End (#) (d)	Value of Unexercised but exercisable in-the-Money Options at Financial Year End ($) [1] (e)
David P. Hall Chairman, Chief Executive Officer & President	NIL	N/A	495,000 [2]	$272,200
Ian S. Walton, Executive Vice-President & Chief Financial Officer	20,000	$10,800 [3]	445,000 [4]	$238,200
André J. Ouellet Vice-President, Operations	80,000	$57,000 [3]	60,000 [5]	$45,600

Notes:

[1] Maximum notional value at December 31, 2002. The closing price of the Company's shares as at December 31, 2002 was $1.48 per share.

[2] Of this amount: 150,000 shares are exercisable @ $0.80 per share on or before July 9, 2003; 50,000 shares are exercisable @ $0.60 per share on or before February 22, 2004; 70,000 shares are exercisable @ $0.72 per share on or before November 10, 2004; 100,000 shares are exercisable @ $1.35 on or before December 19, 2004; and 125,000 shares are exercisable @ $1.00 per share on or before March 23, 2005.

[3] Notional value on the date of exercise.

[4] Of this amount: 100,000 shares are exercisable @ $0.80 per share on or before July 9, 2003; 50,000 shares are exercisable @ $0.60 per share on or before February 22, 2004; 70,000 shares are exercisable @ $0.72 per share on or before November 10, 2004; and 100,000 shares are exercisable @ $1.35 on or before December 19, 2004; and 125,000 shares are exercisable @ $1.00 per share on or before March 23, 2005.

[5] These options are exercisable @ $0.72 per share on or before June 1, 2004.

(e) OPTION RE-PRICING

During the most recently completed financial year, the Company has not re-priced downward any options held by the Named Executive Officers.

(f) DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

(g) REPORT ON COMPENSATION COMMITTEE

In 2002, the Company's compensation committee consisted of Messrs. Berner, Faucher and Moorhouse (the "Compensation Committee"). None of the members of the Compensation Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transactions in the last financial year which have materially affected or would materially affect the Company or any of its subsidiaries. In early 2003, the Compensation Committee's role was expanded to include corporate governance responsibilities and as a result was renamed the Executive Compensation and Corporate Governance Committee (the "ECCGC"). Messrs. Berner, Faucher and Moorhouse currently sit as members of the ECCGC.

(h) REPORT ON EXECUTIVE COMPENSATION

The compensation of the Company's executive and senior managers is determined by the ECCGC. The ECCGC also evaluates the performance of the Company's senior managers and reviews the design and competitiveness of the Company's compensation plans. The Company's executive compensation program consists of an annual base salary, performance bonus and a longer term component consisting of stock options.

i)   Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are intended to be competitive with the base salaries paid by corporations of a comparable size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of the senior managers with the longer term interests of shareholders. External compensation and benefit consultants conduct surveys to provide competitive data reflecting comparable knowledge, skills and talents and related compensation levels. Variables such as asset size, production levels, financial performance and rates of growth influence compensation levels and are analysed and considered in fixing compensation levels.

Compensation for the Named Executive Officers, as well as for other senior managers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer term incentive in the form of stock options granted. As a senior manager's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

ii)   Base Salary

The ECCGC approves base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

iii)   Performance Bonus

The Company provides for cash performance bonuses to the Named Executive Officers and senior managers under its Annual Incentive Compensation Scheme. The bonus is based upon corporate, divisional and individual performance. The level of incentive compensation that an individual can earn, expressed as a percentage of base salary, is determined by the level of responsibility and significance of the position within the Company. The actual percentage earned is based upon individual and corporate targets and objectives such as production costs, cash flow generation, hedging gains, business development, safety and mineral reserves. Each performance level is weighted relative to its significance to the operations governed by the individual manager. In a given year, the Company's managers may be paid a higher, lower or zero bonus, depending upon which targets and objectives have been attained or surpassed.

iv)   Stock Options

The Company's Stock Option Plan (the "Stock Option Plan") is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The ECCGC considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, upon the recommendations of the Chief Executive Officer and the ECCGC, the key employees to whom grants are to be made and determines the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options have up to a ten year term, are exercisable at the market price (as defined in the Stock Option Plan) of the Company's Common Shares on the date of grant, and generally vest on the date of grant. Generally, a holder of stock options must be a director, an officer or an employee of the Company, a subsidiary or an affiliate in order to exercise stock options.

v)   Chief Executive Officer Compensation

The Compensation of the Chief Executive Officer consists of an annual base salary, incentive bonus related to corporate performance, and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the Chief Executive Officer is established at the lower end of the range of compensation for CEO's of comparable companies. The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties. The Chief Executive Officer can earn a target bonus of up to 40% of his base salary, which, if added to his base salary, brings the resulting cash compensation to a competitive level.

vi)   Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. (See "TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS" below for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

(i) SHARE PERFORMANCE GRAPH

The following graph and table illustrates the Company's five-year (to December 31, 2002) cumulative shareholder return based on a $100 investment (on December 31, 1997) compared to the cumulative return on a comparable investment on the TSX Gold & Precious Minerals Sub-Index and the TSX 300 Composite for the same period, each Index as published by the Toronto Stock Exchange.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR TOTAL COMMON SHAREHOLDERS' RETURN
(1997 to 2002)



	1997	1998	1999	2000	2001	2002
▲ Aurizon Mines Ltd.	$100	$90	$95	$72	$36	$190
■ S&P/TSX Gold & Precious Minerals Sub-Index (1)	$100	$93	$78	$70	$83	$105
● S&P/TSX 300 Composite (2)	$100	$98	$130	$139	$121	$107

Notes:

(1) The TSE Gold & Precious Minerals Index was replace by the S&P/TSX Gold Index in May 2002. The historical values of the TSE Gold & Precious Minerals Index and the S&P/TSX Gold Index are identical for the period in question (1997 to 2002).

(2) The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (1997 to 2002).

(j) TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has entered into employment contracts with each of the Named Executive Officers, whereby in the event of the termination of employment, without cause, or in the event of a change in responsibilities following a change in control, the Named Executive Officer shall be entitled to receive a severance payment equal to three (3) years salary.

(k) Compensation of Directors

The Company's non-executive (non-employee) directors are paid an annual retainer in the amount of $6,000 and a fee of $600 for each Board or committee meeting attended. In addition, an annual fee of $1,000 is paid to non-executive directors who chair committee or Board meetings. During the most recently completed financial year, a total of $84,050 was paid to non-executive directors in respect of director and chairmanship fees.

The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees and directors (the "Plan"). The Plan presently provides that, subject to the requirements of the stock exchanges on which the Company's shares are listed, the aggregate number of securities reserved for issuance under the Plan together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 7,000,000 Common Shares of the Company. Options may be granted under the Plan to such directors, officers and employees of the Company as the Board of Directors may from time to time designate. The exercise price shall be determined by the Board of Directors but shall in no event be less than the market price of the Company's Common Shares on each stock exchange on which the Company's shares are listed at the time of the grant of the option, less any discounts permitted by stock exchange policies, or such other price as may be agreed to by the Company and approved by such stock exchanges. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, senior managers, directors and employees of the Company and to closely align the personal interests of such persons to those of the shareholders.

See "OPTION GRANTS", under Executive Compensation above for information concerning options granted to the Directors during the most recently completed financial year.

CORPORATE GOVERNANCE

(a)   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In the past year, both management and the Board of Directors have monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance and increasing corporate accountability. The Board of Directors of the Company has developed, with input from management and legal counsel, a corporate governance regime based on the Guidelines set out in Section 473 of the Toronto Stock Exchange Company Manual. Specifically, the Board of Directors adopted a Board of Directors' Mandate, an Audit Committee Charter, an Executive Compensation and Corporate Governance Committee Charter, and appointed a non-related director to serve as "Lead Director" with the responsibility to ensure that the Board executes its mandate independently of management.

Pursuant to the by-laws of the Toronto Stock Exchange (the "TSX") companies incorporated in Canada and listed on the TSX are required to make full and complete disclosure of their system of corporate governance on an annual basis. The disclosure shall be made with reference to each of the guidelines set out in Section 473 and where the Company's system is different from any of the guidelines, each difference and the reason for the difference clearly disclosed.

This Statement of Corporate Governance Practices tries to relate the corporate governance practices of the Board of Directors to the TSX Guidelines. The headings that appear below attempt to address the principal matters relating to corporate governance practices discussed in the TSX Guidelines.

In this Statement, the term "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. This Statement of Corporate Governance Practices has been approved by the Board of Directors.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(1)	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.	The Board of Directors has adopted a Board of Directors' Mandate (the "Board's Mandate"), whereby the Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.
		The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.
		All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.
	As part of the overall stewardship responsibility, should assume responsibility for the following matters:	The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. There were seven (7) meetings of the Board last year. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.
(a)	Adoption of a strategic planning process and approval of a strategic plan, which takes into account, among other things, the opportunities and risks of the business.	The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.
		Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.
		The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.
(b)	The identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.	Pursuant to the Board's Mandate, the Board is responsible for reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(c)	Succession planning, including appointing, training and monitoring senior management.	Pursuant to the Board's Mandate, the Board is responsible for succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization In addition, the Board receives the recommendations of the Executive Compensation and Corporate Governance Committee regarding the compensation of the senior executive officers, including performance bonus plans and stock options.
(d)	A communication policy for the corporation.	The Company ensures that there is continuous and effective communication with the Company's shareholders and other stakeholders and with the public. Procedures include: the publication of quarterly financial and operations reports, the annual report, and press releases in English and French. In addition, the Company provides shareholders with various communication channels, such as the corporate website "aurizon.com", a toll-free telephone number in North America and an electronic mail address, details of which are provided in the annual report to shareholders, to ensure that shareholders' feedback and concerns are adequately received and addressed by the Company. The Company's website contains copies of various corporate presentations plus information on analysts who follow the Company. Investor Relations are the responsibility of the Chief Executive Officer and Chief Financial Officer. Communications from shareholders are forwarded to an appropriate officer for prompt response. In addition, the Board has adopted and approved a Business Code of Ethics that incorporates a Company Policy on Disclosure, Confidentiality and Securities Trading and a Company Policy on Electronic Communications.
(e)	The integrity of the corporation's internal control and management information systems.	The Board, through its internal review process and the appointment of various committees, has put in place an effective system to satisfy itself that the Company's internal control and management information systems are operating properly.
(2)	The Board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	Pursuant to the Board's Mandate, the Board of Directors shall be comprised with a majority of individuals who qualify as unrelated directors. The Board of Directors is presently composed of ten (10) members. The Board of Directors considers that seven (7) Directors are "unrelated Directors" and the remainder are "related Directors", within the meaning of Section 472 of the TSX Company Manual. Accordingly, the Board of Directors is constituted with a majority of individuals who qualify as "unrelated Directors".

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(3)	The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	In deciding whether a particular Director is a "related Director" or an "unrelated Director", the Board of Directors examined the factual circumstances of each Director and considered them in the context of factors considered to be relevant. The Board of Directors considers that Mr. Hall (the President, Chief Executive Officer and Chairman) is an inside, "related" Director; Mr. Walton (the Executive Vice-President and Chief Financial Officer) is an inside, "related" Director; and Mr. Berner, who is a Partner of DuMoulin Black, the Company's solicitors, is also considered to be a "related" Director. Mr. Gerard Gagne is the director nominee of the Solidarity Fund (QFL), which on a fully diluted basis would own 6.26% of the Company; Mr. Robert Normand is the nominee of Gestion Sodemex Inc. – Sodemex I & II, which owns 12.51% of the Company; and Mr. Richard Faucher is the joint nominee of the aforementioned institutions. In addition, Mr. Robert Normand is also a Director of Cambior Inc., which on a fully diluted basis would own, indirectly, 7.13% of the Company. Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. Accordingly, the Board of Directors considers that Messrs. Gagne, Normand and Faucher are "unrelated" Directors. Under the TSX Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Board considers that it is constituted with an appropriate number of directors which are not related to either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than a significant shareholder.
(4)	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	The Company's Executive Compensation and Corporate Governance Committee, which is composed exclusively of outside directors, a majority of whom are unrelated directors, is responsible for: recommending candidates for nomination, appointment, election and re-election to the Board and its committees; annually assessing Board performance; and determining appropriate orientation and education programs for new Board members.
(5)	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors	The Company's Executive Compensation and Corporate Governance Committee is responsible for assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	The Company's Executive Compensation and Corporate Governance Committee is responsible for determining appropriate orientation and education programs for new Board members. New Board members are also given an opportunity to visit the Company's projects.
(7)	Every board of directors should examine its size and, undertake, where appropriate, a program to establish a board size, which facilitates effective decision-making.	The Company's Executive Compensation and Corporate Governance Committee is responsible for annually reviewing board size to ensure effectiveness.
(8)	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	The Company's Executive Compensation and Corporate Governance Committee is responsible for reviewing the adequacy and form of non-employee Directors' compensation, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.
(9)	Subject to guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.	The Board of Directors has two committees: the Audit Committee and the Executive Compensation and Corporate Governance Committee (formerly known as the "Compensation Committee"). From time to time ad hoc committees of the Board are appointed. • the **Executive Compensation and Corporate Governance Committee** (the "ECCGC") is presently composed of three (3) members. The Board of Directors considers that two (2) members are "unrelated" Directors and one (1) is a "related" Director, within the meaning of Section 472 of the TSX Company Manual. Accordingly, the ECCGC is constituted with a majority of individuals who qualify as "unrelated" Directors. • the **Audit Committee** is presently composed of three (3) members, all of whom are "unrelated" Directors within the meaning of Section 472 of the TSX Company Manual.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(10)	Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.	In response to the new Guidelines of the Toronto Stock Exchange, the Board of Directors expanded the role of the Company's former Compensation Committee to include the responsibility of developing the Company's approach to governance issues. In view of its expanded role, the committee was re-named the Executive Compensation and Corporate Governance Committee (the "ECCGC").

The primary function of the ECCGC is to assist the Board of Directors by:

- reviewing the adequacy and form of: the Company's compensation program for the Chief Executive Officer and the Chief Financial Officer (the "Named Executive Officers"); the non-employee Directors' compensation; and the compensation plans in effect or proposed for the Company's senior managers and other employees; and

- recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.

In addition, the Board has adopted an Executive Compensation and Corporate Governance Charter for the ECCGC, whereby the ECCGC is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCGC may deem appropriate or as may be referred to it from time to time by the Board. Annually, pursuant to its Charter, the ECCGC is required to review:

- The procedure for monitoring directors' responsibility, diligence and for avoiding conflicts of interest.

- Current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy.

- The Board's past years' proceedings to evaluate its efficiency and make required recommendation, if any.

- And take appropriate action on any comment made by shareholders or regulatory authorities on the Company's corporate governance practices.

The ECCGC is presently composed of three (3) members, Messrs. Berner, Faucher and Moorhouse. The Board of Directors considers that two (2) members, Messrs. Faucher and Moorhouse, are "unrelated Directors" and one (1) member, Mr. Berner, is a "related Director" within the meaning of Section 472 of the TSX Company Manual. Accordingly, the ECCGC is constituted with a majority of individuals who qualify as "unrelated Directors".

The Executive Compensation and Corporate Governance Committee (formerly the Compensation Committee) met once during 2002. |

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(11)	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against these objectives.	Pursuant to the Board's Mandate, the board of directors is responsible for adopting a strategic planning process, approving strategic plans, and monitoring performance against plans and for selecting and appointing, evaluation of and (if necessary) termination of the CEO. In addition, the Board is responsible for succession planning, including appointing, training and monitoring the performance of senior management.

The ECCGC is responsible for creating CEO and board position descriptions and developing corporate objectives for recommendation to the Board. Once approved, the ECCGC is responsible for assessing the CEO against the corporate objectives set by the Board, and making recommendations to the Board with respect to the performance of senior management. |

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(12)	Every board of directors should implement structures and procedures that ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the "Lead director". The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.	Mr. Hall is Chairman of the Board of Directors, Chief Executive Officer and President of the Company. He also beneficially owns 393,342 common shares of the Company, representing 0.62% of the issued and outstanding common shares of the Company. Mr. Walton is the Executive Vice-President and Chief Financial Officer of the Company and also beneficially owns 776,000 common shares of the Company, representing 1.23% of the issued and outstanding common shares of the Company. Given the size and present stage of development of the Company, the Board believes that it is reasonable that two of the individuals who are most instrumental in providing leadership, strategy and development of the Company, sit as members of the Board. The other directors consider that their ability to function independently from management and to have access to Company personnel at any time, is not impeded by the presence of Mr. Hall and Mr. Walton on the Board. All committees of the Board are made up of non-management directors.

The separation of the roles of the board chair and the chief executive officer is an issue that the Board of the Company regularly reviews. The Board has determined that separation at this time would not be beneficial to Aurizon and would limit the Board's flexibility to act in the best interests of Aurizon and its shareholders.

The combination of the position of Chairman and Chief Executive Officer allows the Chairman of the Board of Directors to have more detailed knowledge of the business and activities of Aurizon than would be possible in the case of a non-executive Chairman.

However, in response to the TSX Guidelines, in early 2003 the Board, with the encouragement of the Chairman and Chief Executive Officer, decided to create the position of Lead Director, with the responsibility to ensure that the Board executes its mandate independently of management. Mr. Brian S. Moorhouse, Chairman of the Executive Compensation and Corporate Governance Committee, is currently serving as the "Lead Director".

In addition, the Company's Executive Compensation and Corporate Governance Committee is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense. |

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(13)	The audit committee of every board of directors should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise". The board should adopt a charter for the audit committee that sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Board of Directors has adopted an Audit Committee Charter for its Audit Committee, whereby the primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company's systems of internal controls regarding finance, accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to: • Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements. • Review and appraise the performance of the Company's external auditors. • Provide an open avenue of communication among the Company's auditor, financial and senior management and the Board of Directors. The Audit Committee met on December 11, 2002 to plan for the Audit and on April 3, 2003, to review the audited annual financial statements for the year ended December 31, 2002, during which time its members were Mr. Gagne, Mr. Moorhouse and Mr. Normand, all of whom are outside, unrelated Directors. The Board considers that all members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. In addition, Mr. Gagne and Mr. Normand, both of whom are Chartered Accountants, are considered by the Board to have accounting or related financial management expertise. The definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
(14)	The board of directors should implement a system that enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	Pursuant to its Charter, the Company's ECCGC is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

(b)   Code of Business Ethics

In 2003, the Board of Directors adopted the following Code of Business Ethics:

Acting with integrity, honesty and in good faith with respect to what is in the best interests of the Company's stakeholders is fundamental to the Company's reputation and ongoing success. Aurizon is committed to sustainable growth within the parameters of protecting the environment, ensuring the safety and well being of its employees, and supporting the communities in which it operates. The directors, officers and senior employees of the Company must be committed to upholding these responsibilities in all facets of the Company's day-to-day operations.

In addition, the directors, officers and employees of the Company and persons or companies related to or controlled by them are expected to act in accordance with applicable laws and with the highest standards of ethical and professional behaviour. It is essential that the Company's directors, officers and employees respect and adhere to the Company's Code of Business Ethics and to the rules and procedures outlined in the companies corporate polices, including the Company's Policy on Disclosure, Confidentiality and Securities Trading dated June, 1996 as Revised July, 2000; and Policy on Electronic Communications dated November, 2000.

Failure to comply with the Company's Code of Business Ethics and the rules and procedures outlined in the Company's corporate policies may result in the immediate suspension or dismissal of any officer or employee of the Company. The Company may also be required by law to report a failure to comply with the relevant securities enforcement authorities who may conduct a formal inquiry, which may result in civil and/or criminal sanctions being imposed on any director, officer or senior employee concerned.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

There was no indebtedness of any director, executive officer, senior officer, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

For the year ended December 31, 2002, the total fees charged by PricewaterhouseCoopers LLP to the Company for audit services were $63,000 and for non-audit services were $29,091, for a total of $92,091.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider and no associate or affiliates of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out below under "Particulars of Other Matters to be Acted Upon".

DIRECTORS' AND OFFICERS' INSURANCE

The Company maintains liability insurance for its directors and officers providing coverage of $10,000,000 per occurrence per policy year. Claims under the policy are subject to a deductible of $200,000 per occurrence. The Company paid a premium of $45,600 in 2002.

MANAGEMENT CONTRACTS

The Company is a self-managed company and does not have any management contracts.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(A)   INCREASE IN AUTHORIZED SHARE CAPITAL

The Company is currently authorized to issue 200,000,000 shares divided into 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series. Of this amount, as at April 30, 2003, 84,114,682 Common Shares are issued and outstanding on a fully diluted basis. There are no Preferred Shares currently issued.   In order to facilitate the Company's ability to do equity financings in the future, it is proposed that the Company's authorized share capital be increased to 600,000,000 shares divided into 500,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series. The special rights and restrictions attached to the aforementioned shares are as set out in the Articles of the Company. The Company therefore requests its members to pass the following resolutions:

"RESOLVED, as a special resolution that:

(1)   the authorized capital of the Company be increased from 200,000,000 shares without par value to 600,000,000 shares without par value, divided into 500,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series. The special rights and restrictions attached to the aforementioned shares are as set out in the Articles of the Company;

(2)   the Memorandum of the Company be altered by deleting Paragraph 2 in its entirety and substituting the following therefor:

"2. The authorized capital of the Company consists of 600,000,000 shares without par value, divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares, issuable in series. The rights and restrictions attached to the aforementioned shares are as set out in the Articles of the Company."; and

(3)   the Memorandum as altered be in the form attached hereto and marked "Schedule"A", so that the Memorandum as altered shall at the time of filing comply with the Company Act."

The special resolution requires the approval of not less than 75% of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

Director's Recommendation

The Directors of the Company believe the passing of the aforementioned special resolution is in the best interests of the Company and recommend that members vote in favour of the resolution.

In the event the resolution is not passed, the Company will be severely hampered in its ability to do equity financings in the future and such restriction could impede the Company's future growth.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution approving the increase in the authorized share capital.

(B)   SHAREHOLDER APPROVAL TO THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED SHARE CAPITAL.

Introduction

Acquisition of Casa Berardi ("Casa Berardi")

In September 1998, Aurizon acquired a 100% interest in the Casa Berardi property, which includes a modern 2,200 tonne per day mill and related surface and underground infrastructure.

Feasibility Study

In the first half of 2000, Aurizon, with the assistance of several independent consultants, completed a feasibility study of the West Mine area of the Casa Berardi property. The study envisages sinking a 1,031 metre vertical shaft capable of sustaining a daily ore production of up to 4,500 tonnes. Related infrastructure, such as ore and waste pass systems, ramps and lateral development, have been designed to ensure optimal efficiency, minimum operating costs and, considering the mineral potential of the West Mine area, to accommodate a long mine life beyond that established to date.

The pre-production period was estimated to take 30 months and capital expenditures, including a 10% contingency, during that period were estimated at $121 million.

As a result of the completed feasibility study, proven and probable mineral reserves at the West Mine were estimated at 6.9 million tonnes at an average grade of 6.7 grams per tonne or 1.5 million ounces of gold. It was estimated that the Casa Berardi West and East Mines and Principal Zone also contain additional undiluted mineral resources of 4.5 million tonnes at an average grade of 7.7 grams per tonne or approximately 1.1 million ounces of gold.

Exploration

In 2002, approximately 14,000 metres of additional exploration drilling was completed as part of an ongoing $2 million program. The current drill program has indicated that certain mineralization found in the 118 - 120 zone area is the dip extension of the Principal Zones. The Principal Zones area is located between the West and East Mines and extends laterally over 900 metres.

In early 2003, Aurizon commenced an underground exploration program, which will provide underground access to Zone 113 in order to increase the confidence level on the continuity of that zone and extract a bulk sample. Aurizon discovered Zone 113, which extends from 400 metres to 1000 metres below surface, in 1999. Previously reported probable mineral reserves of Zone 113 are estimated at 984,000 ounces of gold at an average grade of 7.4 grams per tonne. Previously reported total proven and probable mineral reserves at the West Mine total 1.5 million ounces of gold at an average grade of 6.7 grams per tonne.

The program includes deepening and extending the present ramp at the West Mine area from the 450 metre to the 550 metre level, drifting approximately 450 metres east to access the 113 Zone on the 550 metre level, drifting along Zone 113, definition drilling and the extraction of a bulk sample. The total program will cost approximately $17 million over a nineteen-month period. In order to finance the first phase of this program, Aurizon arranged a $7,000,000 equity private placement in December 2002. In April 2003, a further $5,000,000 equity private placement was arranged, however, additional capital will be required in order to finance the balance.

In addition, a new surface drill program, which will cost approximately $2,000,000, has commenced which will include further infill drilling in the 118-120 zone area, and step-out drilling between this area and the East Mine. Some geophysical test work will also be performed to define targets outside of the mining lease, but within Aurizon's 32,000 acre land position.

The Financing

The Company is continually investigating opportunities to raise financing to further explore and develop the Casa Berardi project and for general working capital. In addition, as a result of exploration programs currently underway at the Company's properties, the Company may undertake one or more financings over the next year and expects one or more of these to be structured as private placements.

Under the rules of the The Toronto Stock Exchange ("TSX") the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period may not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transaction.

The application of the TSX 25% Rule may restrict the ability of the Company to raise funds by private placement of its securities.

Management of the Company considers it to be in the best interests of the Company to solicit private placement funds for the Casa Berardi project, exploration expenditures and working capital. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance approval is given.

The Company's issued and outstanding share capital is 70,445,817 Common Shares as at April 30, 2003, and the Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 17, 2003, would not exceed 70,445,817 Common Shares, or 100% of the Company's issued and outstanding shares as at April 30, 2003.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to approval by the Directors of the Company and to the following additional restrictions:

(i)   it must be substantially with parties at arms-length to the Company;

(ii)   it cannot materially affect control of the Company;

(iii)   it must be completed within a twelve month period following the date the advance member approval is given; and

(iv)   it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the Common shares on the TSX on the trading day prior to the date Notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or will materially affect control, in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests its members to pass an ordinary resolution in the following terms:

> **"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 17, 2003, of such number of securities as would result in the Company issuing or making issuable a number of Common Shares totalling up to 70,445,817 or 100% of the number of issued and outstanding Common Shares as at April 30, 2003, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated April 30, 2003, is hereby approved."**

An ordinary resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

Director's Recommendation

The Directors of the Company believe the passing of the ordinary resolution is in the best interests of the Company and recommend that members vote in favour of the resolution.

In the event the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Company's Casa Berardi project and its timely access to required funds on favourable terms.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution approving the issuance of a number of shares by private placement that exceeds 25% of the Company's issued share capital unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

(C)   OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.


DATED this 30th day of April, 2003.
BY ORDER OF THE BOARD



**David P. Hall, Chairman,
President & Chief Executive Officer**



SCHEDULE "A"

Province of British Columbia

COMPANY ACT

ALTERED MEMORANDUM

(as altered by Special Resolution dated June 17, 2003)

OF AURIZON MINES LTD. in its English form
and MINES AURIZON LTEE. in its French form


1.   The name of the Company is "AURIZON MINES LTD." in its English form and "MINES AURIZON LTEE." in its French form.

2.   The authorized capital of the Company consists of 600,000,000 shares without part value, divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares, of which 8,050,000 are designated as Series "A" Convertible Preferred Shares and 1,135,050 are designated as Series "B" Convertible Preferred Shares. The rights and restrictions attached to the aforementioned shares are as set out in the Articles of the Company.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Aurizon Mines Ltd. (the "Company") is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended December 31, 2002 (the "Report").

I, David P. Hall, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that**,** to the best of my knowledge:

      (i)   the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

      (ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Aurizon Mines Ltd. and will be retained by Aurizon Mines Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.



_____

David P. Hall
Chairman, President and Chief Executive Officer

May 20, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Aurizon Mines Ltd. (the "Company") is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended December 31, 2002 (the "Report").

I, Ian S. Walton, Executive Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)   the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Aurizon Mines Ltd. and will be retained by Aurizon Mines Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.



_____
Ian S. Walton
Executive Vice-President and Chief Financial Officer

May 20, 2003